
06013117

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Onfem Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3735 FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

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DAT : 5/4/06



東方有色集團有限公司 *

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code : 230)

05

ANNUAL REPORT 200

* For identification purpose only

Contents

Corporate Information

[illegible]RMAN
ZHOU Zhongshu

MANAGING DIRECTOR
WANG Xingdong

DEPUTY MANAGING DIRECTOR
YAN Xichuan

EXECUTIVE DIRECTORS
QIAN Wenchao
HE Xiaoli

INDEPENDENT NON-EXECUTIVE DIRECTORS
LAM Chun, Daniel
Selwyn MAR
TAM Wai Chu, Maria

QUALIFIED ACCOUNTANT
YUEN Wai Man

COMPANY SECRETARY
SIU Tin Ho

AUDITORS
PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

PRINCIPAL BANKER
Bank of China (Hong Kong) Limited

BRANCH SHARE REGISTRAR
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon, Hong Kong
Tel: 2613 6363
Fax: 2581 9823

WEBSITE
http://www.onfem.com



Mr. Zhou Zhongshu
Chairman

OVERVIEW

I am pleased to announce that ONFEM Holdings Limited ("**Company**") and its subsidiaries (collectively, "**Group**") recorded net profit for a consecutive year in 2005. Consolidated turnover was approximately HK$231.3 million in 2005, representing an increase of 167.1% compared with approximately HK$86.6 million in 2004. The specialised construction business contributed significantly to the Group's turnover due to the inclusion of the full-year results of Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("**SJQ**"), which was acquired by and became a wholly owned subsidiary of the Company in October 2004, in the financial statements of the Group in 2005. In 2004, the financial statements included only the results of SJQ for the three months to 31 December 2004.

The Group as a whole achieved satisfactory results in the year under review. Consolidated profit for the year was approximately HK$28.1 million, a decrease of 67.0% compared with approximately HK$85.1 million in 2004. This substantial drop in profit was due to the fact that the financial statements of 2004 included items, such as gain on deconsolidation of subsidiaries, provision for properties under development and the write-back of provision for a bank guarantee totaling to approximately HK$63.8 million, which were not recurrent in 2005. If these items were excluded for comparison purposes, the Group's profit in 2004 would have been approximately HK$21.3 million and the profit for the year under review would have increased by 31.9%. Basic earnings per share for the year under review was approximately 3.65 HK cents (2004: 11.02 HK cents).

REVIEW

"Based in Hong Kong with focus on China" is the direction underlining the Group's strategic development. With Hong Kong as its springboard to the world – the platform for access to international financing and a bridge for transnational operations, China as production base, and all-round support of its ultimate controlling shareholder China Minmetals Corporation ("**China Minmetals**"), the Group focuses on real estate development as its core business, which is supported by specialised construction, property leasing, and manufacturing and trading businesses. On a solid financial position and with experiences accumulated over the years, the Group has been actively developing its real estate development business while seeking opportunities that would open for it a better future.

During the year under review, the Group conducted a vast number of studies on potential real estate development projects in China and in December 2005, the Group was awarded a bid for a piece of land with an area of approximately 300,000 square metres located at the Science Park on Xue Si Lu East and Xue Qi Lu North of the Jiang Ning District in Nanjing at the price of RMB160.0 million (approximately HK$153.8 million). The Group would form a joint venture company to undertake the property development on the aforesaid land. The joint venture company would be owned as to 71% by the Group and 29% by a joint venture partner who has extensive knowledge and experience in property development in China and particularly Nanjing. This project is expected to become another milestone for the Group to explore the real estate market in China.

Regarding the Haitian Garden project in Zhuhai ("**Haitian Garden**"), the Group had completed the preparation work which included modification of the design, re-tendering of contracts and formulation of marketing strategies. The construction work has commenced. Pre-sale permits of the project are expected to be granted in 2006, and all units will be ready for occupation in 2007. Based on current market condition in Zhuhai, we believe the Haitian Garden will bring in revenue to the Group.

REVIEW *(cont'd)*

The provision of construction project management services in respect of the Guangzhou Tian He Jin Hai Building progressed well. This large-scale construction management services project contributed satisfactory revenue to the Group, and provided the Group with an opportunity to build a respectable construction project management team, which enables the Group to undertake more real estate development projects in the future.

The Group acquired 100% of the equity in SJQ in October 2004. SJQ is engaged in curtain wall business and has become a major contributor in both turnover and profit to the Group in 2005. Following the completion of the design project in relation to the roof of the Shanghai Science and Technology City, which was a landmark project of the Shanghai Municipal Government, SJQ succeeded in winning a bid for the large-scale curtain wall project in relation to a commercial property development project located on Da Ning Lu of Zha Bei District, Shanghai, thus allowing SJQ to establish respectable market image and brandname. SJQ posted a notable growth in turnover during the year under review and has a considerable market share in Shanghai's curtain wall industry, laying a strong foundation for future growth. Following the relocation of the manufacturing facilities in the first half of the year under review, Enful Holdings Limited and its subsidiaries (collectively, "**Enful**") focused their resources on business development in the second half of 2005 and gained a number of sizeable door fabrication and installation projects. The Group expects the business of Enful to further improve in 2006.

The Group's property leasing business continued to show satisfactory performance. Bolstered by the upturn in the property market and the improving economy in Hong Kong, ONFEM Tower in Central currently achieves 100% occupancy. As the Hong Kong economy continues to improve, the local property leasing market is likely to remain buoyant. Braced by such a favourable market environment and its central location, ONFEM Tower is expected to see steady growth in rental income, thus continuing to provide the Group with stable income.

As for the manufacturing and trading business, through market penetration, product development and improvement, Jaeger Oil & Chemical Holdings Limited and its subsidiaries (collectively, "**Jaeger**") recorded growth in both turnover and market share in different markets. Furthermore, Jaeger was able to provide products that met the quality and environmental requirements of the market, thereby maintaining its competitiveness.

OUTLOOK

Looking forward, as the overseas listed real estate development vehicle of China Minmetals, the Group will focus on developing its real estate development business in China and at the same time actively seek high-potential projects in other industries. By so doing, the Group will be able to diversify its business and broaden its source of earnings, thus achieve the objective of "Expanding business, enhancing profits".

Starting in 2005, in order to identify appropriate real estate development projects, the Group conducted research on residential and commercial real estate market in major cities in China, primarily in the Pearl River Delta region, followed by Beijing, Shanghai, Guangzhou and Nanjing as well as the peripheral areas such as the Yangtze River Delta region.

Outlook (cont'd)

In 2005, macroeconomic austerity measures launched by the China's Government were aimed at guiding the national real estate market onto a healthy development path. Demand for residential and commercial properties in China remains. We are confident of our development in China's real estate market.

We believe that, major events such as the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai, and the Asian Games in Guangzhou will bring about opportunities for the Group's core businesses. Capitalising on the synergistic advantages among its subsidiaries, the Group is committed to providing customers with ever better quality products and services, and enhancing its overall performance and profitability. Furthermore, the Group will continue to strengthen its corporate governance and improve its corporate transparency so as to enhance its image.

In conclusion, I would like to express my gratitude to all our directors, the management team and our staff for their contribution in the past year. On behalf of the board of directors, I would also like to take this opportunity to thank our customers, business partners and shareholders for their continuous support. We will make every effort to offer customers the best products and services, and enhance the Group's competitive advantages and earning capability to bring satisfactory rewards to our shareholders.

By Order of the Board
Zhou Zhongshu
Chairman

Hong Kong, 13 April 2006



Mr. Wang Xingdong
Managing Director

BUSINESS OVERVIEW

In 2005, ONFEM Holdings Limited ("**Company**") and its subsidiaries (collectively, "**Group**") posted a consolidated turnover of approximately HK$231.3 million (2004: HK$86.6 million), representing an increase of 167.1% compared with last year.

This remarkable increase in the Group's turnover during the year under review was mainly attributable to the inclusion of a full year turnover of approximately HK$140.1 million of Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("**SJQ**"), which became a wholly owned subsidiary of the Group since October 2004.

The Group reported a consolidated profit for the year of approximately HK$28.1 million in 2005 (2004: HK$85.1 million), a decrease of 67.0% compared with last year. In 2004, the Group's profit included items which were of non-recurring nature, such as gain on deconsolidation of subsidiaries, provision for properties under development, and a write-back of provision for a bank guarantee. If these items were excluded for comparison purposes, the profit for 2004 would have been approximately HK$21.3 million, and the Group's performance in 2005 would have shown a growth in earnings of 31.9% over that of 2004.

Presently, the Group is principally engaged in four categories of businesses, namely, real estate development, specialised construction, property leasing and manufacturing and trading. Performance of each of these categories is discussed under the section entitled "Operational Review" below.



Front row: (from right to left) Mr. Zhou Zhongshu, Mr. Wang Xingdong
Back row: (from right to left) Mr. Yan Xichuan, Ms. He Xiaoli, Mr. Li Tan, Mr. Qian Wenchao
Executive Directors and Senior Management

OPERATIONAL REVIEW

A. Real Estate Development Business

The Group's real estate development business comprises the development of residential and commercial properties and the provision of construction project management services. With dedicated resources, the Group continues to conduct research on the real estate market in China, and to explore the opportunities of investing in real estate projects. During the year under review, the Group has performed feasibility studies on a number of projects.

In 2005, turnover of this segment, which was wholly derived from provision of construction project management services, was approximately HK$15.0 million (2004: HK$7.6 million), an increase of 97.4% compared with last year, and accounted for 6.5% of the Group's consolidated turnover (2004: 8.8%). In 2004, a provision of approximately HK$25.0 million was made for reduction in value of properties under development. As such provision was not required for the year under review, the result of this segment turned from a loss of approximately HK$13.4 million in 2004 to a profit of approximately HK$12.6 million in 2005.

OPERATIONAL REVIEW *(cont'd)*

A. Real Estate Development Business *(cont'd)*

(i) Real Estate Development

The Group devoted much effort to the preparation work for the Haitian Garden project in Zhuhai, China ("**Haitian Garden**") during the year under review. The modified design and construction blueprints were approved by the local government in Zhuhai and the construction contract was awarded to a main contractor under more reasonable terms and conditions.



Site of Haitian Garden

Based on the current development plan, the Group will complete a substantial portion of the superstructure of the Haitian Garden in 2006. With the overall marketing strategy of the project already formulated, the Group is well positioned to launch the pre-sale of units in the Haitian Garden once permits are obtained. The entire project is expected to be completed for occupation in 2007 and will form a foundation for the Group to build a brand for its real estate development business.

In December 2005, the Group was awarded a bid for a piece of land with an area of approximately 300,000 square metres located at the Science Park on Xue Si Lu East and Xue Qi Lu North of the Jiang Ning District in Nanjing at the price of RMB160.0 million (approximately HK$153.8 million). A joint venture company would be formed by the Group with a joint venture partner, who has extensive knowledge and experience in property development in China and particularly Nanjing, to undertake the property development on the aforesaid land. The joint venture company would be owned as to 71% by the Group and 29% by the joint venture partner. This project marks a step forward for the Group's real estate development business. By deploying more resources on research of China's real estate market and strengthening communication with local governments and relevant departments, the Group hopes to be able to invest in more real estate development projects in the near future.

OPERATIONAL REVIEW *(cont'd)*

A. Real Estate Development Business *(cont'd)*

(ii) Construction Project Management Service

During the year under review, the construction works of Guangzhou Tian He Jin Hai Building, to which the Group provides project management services, have been substantially completed. The works performed by the Group included checking of curtain walls, steel frames and elevator works, supervision of the design, works and contracts, and verification of costs. It is expected that the work under this service contract will be completed in the second half of 2006.


Jin Hai Building

B. Specialised Construction Business

The Group's specialised construction business includes: design and installation of curtain wall and aluminium windows business operated by SJQ, and manufacture, installation and selling of doors and fire-proof and acoustic plaster project business operated by Enful Holdings Limited and its subsidiaries (collectively, "**Enful**").

In 2005, specialised construction business reported a turnover of approximately HK$144.1 million (2004: HK$15.4 million), an increase of 835.7% over last year, and accounted for 62.3% of the Group's consolidated turnover. In 2004, this segment accounted for 17.8% of the Group's turnover as SJQ's accounts were not consolidated until October 2004. With the inclusion of a full year result of SJQ and the gain on disposal of property, plant and equipment of approximately HK$6.2 million resulting from acquisition by the Liao Bu Town Government of the land on which Enful's production facilities were previously located, the segment results turned from a loss of approximately HK$7.3 million in 2004 to a profit of approximately HK$8.1 million in 2005.

(i) Curtain Wall Business

The growth in the real estate sector in China over the years has led the development of China's curtain wall industry to a considerable scale. Curtain walls are used not only in hotels and commercial buildings as in the past, but are also used in residential buildings to enhance their image and status. SJQ stands to benefit substantially from this trend.

During the year under review, SJQ experienced significant growth in business with turnover of approximately HK$140.1 million in China. The total outstanding value of SJQ's contracts on hand amounted to approximately HK$122 million as at the end of 2005.

OPERATIONAL REVIEW *(cont'd)*

B. Specialised Construction Business *(cont'd)*

(i) Curtain Wall Business (cont'd)

With a renowned brand name, a considerable size of operation and experienced management, SJQ holds a significant position in Shanghai's curtain wall market. To cope with the increasingly competitive market, SJQ will strive to improve product quality by continuously focusing on contract management and exploring the possibility of adopting new techniques, materials and workmanship. These initiatives will enhance its core competencies and help to establish brand identity, which are conducive to securing more contracts with higher profit margins. Following the completion of the design project in relation to the roof of the Shanghai Science and Technology City, which was the landmark project of the Shanghai Municipal Government, SJQ completed a number of medium-scale curtain wall projects, including the German Centre in Shanghai during the year under review. SJQ also succeeded in winning a bid for the large-scale curtain wall contract of a commercial property development project located on Da Ning Lu of Zha Bei District. SJQ's business strategy is to focus primarily on the Shanghai and Beijing markets while actively exploring other markets in China and overseas.

Looking forward, the continuing growth of China's economy and the forthcoming major events such as the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai and the Asian Games in Guangzhou will present a significant market for the curtain wall industry. In addition, curtain walls will continue to gain popularity as an important component of buildings as the construction industry develops and people's living standard continues to rise in China. On the back of such favourable environment and armed with strong competitive edge, SJQ is well positioned to look for high quality projects with better margins.

(ii) Door and Plaster Business

During the year under review, the turnover of Enful was approximately HK$4.0 million (2004: HK$2.9 million), comprising turnover from manufacturing, installation and selling of doors and plaster project business. Approximately 55.4% of the turnover came from Hong Kong, while China contributed the remaining 44.6%. In 2005, Enful received approximately HK$10.1 million compensation from the Liao Bu Town Government for the land requisition and thus recorded a gain on disposal of property, plant and equipment of approximately HK$6.2 million. As a result, Enful's loss reduced as compared with 2004.

In the first half of 2005, Enful underwent a series of shareholding and management restructuring and relocated its manufacturing facilities to the present location as the Liao Bu Town Government acquired the land on which the previous production factory was situated. It was unable to deploy resources for its operations until May 2005. As such, its business was affected for a considerable period of time. During the second half of 2005, Enful devoted its effort to developing new business and enhancing internal management. It managed to effectively control its operating costs and undertook more large-scale contracts. As a result of these exercises, Enful has laid a groundwork for new business, thereby establishing a solid base for business development in the coming year.

OPERATIONAL REVIEW *(cont'd)*

B. Specialised Construction Business *(cont'd)*

(ii) Door and Plaster Business (cont'd)

Looking forward, the door business will be the focus of Enful, supplemented by the plaster business. Furthermore, Enful will seek to capture the opportunities brought about by China's stable economic growth, the continuing improvement of Hong Kong's economic indicators, and Macau's flourishing tourism and entertainment industry.

C. Property Leasing Business

The Group's property leasing business covers mainly the leasing of units in the ONFEM Tower ("**Tower**") located in Central of Hong Kong and five other residential units in Hong Kong and Shanghai.

In 2005, the turnover of the property leasing business increased by 14.2% to approximately HK$12.1 million (2004: HK$10.6 million), accounting for 5.2% of the Group's consolidated turnover (2004: 12.2%). The segment profit amounted to approximately HK$24.8 million, a decrease of 20.8%, compared with that of approximately HK$31.3 million in 2004. After excluding the revaluation gain on investment properties of approximately HK$15.2 million (2004: HK$23.6 million), the segment profit rose approximately 24.7% compared with last year.

Benefiting from the upturn of the Hong Kong economy, the Tower recorded an average occupancy rate of 94% in 2005, against 92% last year. The Tower is currently 100% occupied.

The Group believes that Hong Kong's rental market will continue to grow steadily and expects the Tower to maintain a high occupancy rate with a slight increase in rent in 2006 and provide the Group with stable profit and cash flow. In addition, the Group plans to launch appropriate maintenance and renovation works in 2006 to enhance the quality and rental value of the Tower.



ONFEM Tower

D. Manufacturing and Trading

The Group's manufacturing and trading business consists of the manufacture and distribution of industrial lubricants operated by Jaeger Oil & Chemical Holdings Limited and its subsidiaries (collectively, "**Jaeger**").

Turnover from Jaeger was approximately HK$59.8 million in 2005 (2004: HK$52.5 million), an increase of 13.9% over last year, accounting for 25.9% of the Group's consolidated turnover (2004: 60.6%). Jaeger recorded a segment profit of approximately HK$2.7 million (2004: HK$0.8 million). About 82.8% and 16.5% of turnover of Jaeger came from China and Hong Kong respectively, while the rest was from the Southeast Asian markets.

OPERATIONAL REVIEW *(cont'd)*

D. Manufacturing and Trading *(cont'd)*

Jaeger's main focus is specialised petrochemical downstream products. It manufactures primarily high-value metal working, cutting and corrison inhibitors. In addition to expanding its sales network in the Yangtze River Delta region, Jaeger has expanded its sales network to Sichuan, China's main die-cast manufacturing base. Through implementing an array of market expansion plans, Jaeger achieved satisfactory business growth in both eastern and central China, the turnover of which increased by over 30% compared with 2004. Meanwhile, new product launch enabled Jaeger to increase its market share in southern China. Jaeger obtained purchase orders for such products from a number of large-scale Japanese enterprises, resulting in an increase in turnover from southern China compared with 2004.

On the product promotion front, Jaeger focused on promoting the full range of GWS – the US die-casting lubricant series, and employed a research specialist in metal working inhibitor from the United Kingdom ("**U.K.**") to improve the formula of U.K. Korniche's series. Furthermore, to meet the needs of its target markets and customers, Jaeger has developed a number of environmental-friendly industrial lubricant products.

Despite that the price of crude oil shows no sign of falling in the near future, Jaeger believes that with the global economy growing steadily, rise in crude oil price is unlikely to have a significant impact on Jaeger's business. Looking forward, Jaeger will deploy more resources to enrich product offerings and sales and marketing. Jaeger is considering building new manufacturing facilities in areas outside southern China, where raw materials and technical specialists are accessible. Utilising these facilities, Jaeger intends to manufacture a wide range of high value-added products with higher profit margins as its prime objective. In addition, Jaeger will continue to focus on promoting GWS and the Korniche series products and to make inroads into the high-growth industrial market by introducing new high-end quality brands. With plans to expand sales, develop new markets and introduce new products, Jaeger is cautiously optimistic about its future and will continue to bring in stable income to the Group.

LIQUIDITY AND FINANCIAL RESOURCES

During the year under review, the Group derived its funds mainly from cashflows generated from operations as well as financial resources from bank borrowings and borrowing from a fellow subsidiary. During the year ended 31 December 2005, the Group successfully secured various banking facilities which amounted to approximately HK$194.7 million, including a banking facility denominated in Renminbi ("**RMB**") to the extent of RMB40.0 million.

As at 31 December 2005, cash and bank deposits (excluding pledged deposits) of the Group amounted to approximately HK$143.3 million (2004: HK$120.8 million), of which 50.9%, 18.1% and 31.0% (2004: 14.4%, 55.8% and 29.8%) were denominated in RMB, Hong Kong dollars and United States ("**US**") dollars respectively.

LIQUIDITY AND FINANCIAL RESOURCES *(cont'd)*

Short-term borrowings amounted to approximately HK$63.1 million as at 31 December 2005 (2004: HK$43.1 million). This led to a rise in the gearing ratio (total borrowings over total equity) of the Group from 7.7% at 31 December 2004 to 10.5% at 31 December 2005. All the short-term borrowings outstanding as at 31 December 2004 were fully repaid during the year, and new borrowings, comprising bank borrowings and borrowing from a fellow subsidiary, were arranged for funding the daily operations. Majority of the Group's banking facilities remained unutilised as at 31 December 2005.

As at 31 December 2005, borrowings denominated in RMB amounted to approximately RMB64.5 million (2004: RMB44.7 million), while the remaining balances were bank borrowings denominated in Hong Kong dollars. All of the Group's borrowings were payable within one year and on a floating interest rate basis. Despite the increase in borrowings as at 31 December 2005, finance costs for the year ended 31 December 2005 decreased to approximately HK$0.6 million (2004: HK$1.4 million), which was mainly due to the higher average balance of the borrowings in 2004, and majority of the borrowings in 2005 were arranged for funding the Haitian Garden, of which the relevant finance cost was fully capitalised.

Capital commitments of the Group as at 31 December 2005 amounted to approximately HK$275.9 million (2004: HK$29.5 million). These commitments mainly relate to property development and are to be financed by internal funds and borrowings.

EXPOSURE TO FLUCTUATION IN EXCHANGE RATES

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. The Group had not implemented major hedging or other alternative measures during the year ended 31 December 2005 as the expected appreciation of RMB will benefit the Group as a whole and other foreign currency risk exposure was considered to be minimal. As at 31 December 2005, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

CHARGES ON GROUP ASSETS

As at 31 December 2005, the Group pledged certain investment properties and leasehold land and buildings with carrying amounts of approximately HK$236.3 million (2004: HK$215.0 million) and HK$8.8 million (2004: Nil) respectively and fixed bank deposits of approximately HK$5.0 million (2004: HK$38.1 million) as securities for the Group's general banking facilities.

CONTINGENT LIABILITIES

Details of the contingent liabilities of the Company and the Group are set out in Note 31 to the financial statements.

EMPLOYEES

As at 31 December 2005, the Group employed 438 staff, including directors of the Company ("**Directors**") (2004: 300 staff). The total remuneration and benefits of the Directors and staff of the Group during the year ended 31 December 2005 were approximately HK$34.6 million (2004: HK$35.2 million). The Group adopts a remuneration policy in line with market practice.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 13 April 2006

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**", together with its subsidiaries "**Group**") is committed to maintaining a high standard of corporate governance and believes that a set of well-balanced corporate governance practices will enable the Company to better manage its business risks and ensure that the Company is managed in the best interests of its shareholders.

In November 2004, The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") introduced (i) a revised Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**"), which sets out the "Code on Corporate Governance Practices" ("**Code**") and (ii) a new Appendix 23 of the Listing Rules ("**App. 23**"), which sets out the disclosure requirements for a "Corporate Governance Report". The Code and App. 23 are applicable for accounting periods commencing on or after 1 January 2005, with the exception for those relating to internal controls which will be implemented for accounting periods commencing on or after 1 July 2005. The Code replaces the Code of Best Practices and sets out the principles of good corporate governance and two levels of recommendations, namely (a) Code Provisions ("**CPs**" or individually "**CP**"), which issuers are expected to comply with or to give considered reasons for any deviations; and (b) Recommended Best Practices, which are for guidance only.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors of the Company ("**Directors**" or individually "**Director**"), throughout the year ended 31 December 2005, the Company has complied with the CPs of the Code, except for the deviation in respect of the rotation of directors under CP A.4.2 of the Code as a result of the compliance with the legislation of the place of incorporation of the Company.

Under CP A.4.2 of the Code, all Directors appointed to fill a casual vacancy should be subject to election by the shareholders of the Company ("**Shareholders**") at the first general meeting after their appointment. Every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every 3 years.

According to the new Bye-laws of the Company ("**New Bye-laws**") adopted on 26 May 2005, every Director (except the Chairman and the Managing Director ("**MD**")), including those appointed by a specific term, should be subject to retirement by rotation at the annual general meeting at least once every 3 years and all Directors, whether appointed by the Board or the Shareholders in general meeting, to fill a casual vacancy or as an additional Director should be subject to election by the Shareholders at the first annual general meeting after their appointment.

At its annual general meeting for 2005, all Directors, except for the Chairman and the MD, have been subject to retirement by rotation in accordance with the Bye-laws of the Company in force before the adoption of the New Bye-laws. Pursuant to the private company act 1991 under which the Company was incorporated in Bermuda, the Chairman and the MD are not subject to retirement by rotation, which is a deviation from CP A.4.2 of the Code.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("**Model Code**") prior to the establishment of a set of guidelines in March 2005 as its own "Rules and Procedures for Directors and Relevant Employees of the Company in respect of Dealings in Securities of the Company" ("**Rules for Securities Transactions**") on no less exacting terms than the required standard of the Model Code. A designated committee ("**Designated Committee**") comprising 2 members has also been established for receiving notifications from and issuing dated written acknowledgements to the Directors and the relevant employees of the Company.

Under the Rules for Securities Transactions, the Directors and the relevant employees of the Company are required to notify any one member of the Designated Committee and receive a dated written acknowledgement before dealing in the securities of the Company, and in the case of a member of the Designated Committee, he or she must notify another member of the Designated Committee and receives a dated written acknowledgement before any such dealing.

The Company has made specific enquiry of all Directors and has received a written confirmation from each Director confirming that he/she has complied with the Rules for Securities Transactions and the Model Code for the year ended 31 December 2005 in relation to his/her securities dealings, if any.

CORPORATE GOVERNANCE STRUCTURE

The Board has put in place a corporate governance structure for the Company and is primarily responsible for setting directions, formulating strategies, monitoring performance and managing risks of the Group. Under the Board, there are currently 4 board committees, namely Audit Committee, Executive Committee, Investment Committee and Remuneration Committee. All these committees perform their distinct roles in accordance with their respective terms of reference.

BOARD OF DIRECTORS

The Company is managed by the Board which has the responsibility for promoting the success of the Company by directing and supervising its affairs in a responsible and effective manner. Each Director has a duty to act in good faith in the best interests of the Company. The Directors are aware of their collective and individual responsibilities to the Shareholders.

The Board currently comprises 8 Directors, including 5 Executive Directors (including Mr. Zhou Zhongshu (see *Note*) who is the Chairman) and 3 Independent Non-executive Directors ("**INEDs**"). All INEDs are appointed for a specific term of 3 years subject to the retirement and re-appointment provisions of the New Bye-laws. Details of all Directors are disclosed in "Directors' and Senior Management's Profile" section of this annual report. To the best knowledge of the Company, there are no financial, business, family or other material/relevant relationships amongst members of the Board.

Pursuant to Rules 3.10(1) and (2) of the Listing Rules, the Company has appointed 3 INEDs, and one of whom has the appropriate professional qualifications or accounting or related financial management expertise.

A written confirmation was received from each of the INEDs, Mr. Lam Chun, Daniel ("**Mr. Lam**"), Mr. Selwyn Mar ("**Mr. Mar**") and Ms. Tam Wai Chu, Maria ("**Ms. Tam**"), confirming their independence pursuant to Rule 3.13 of the Listing Rules.

BOARD OF DIRECTORS *(cont'd)*

Mr. Lam is an honorary consultant of Shanghai City Development Law Firm 上海市建緯律師事務所 ("**SCD**"), a lawyer firm in the People's Republic of China ("**PRC**") which is the legal advisor acting for a wholly owned subsidiary of the Company in a litigation proceeding conducted in the PRC and also provides other legal services to the Group from time to time. Mr. Lam is not a director, partner, principal or employee of SCD nor has any administrative or management role in SCD. Mr. Lam further confirms that he receives no economic or monetary benefit from the position nor do any obligations or duties arise which he must or is encouraged to perform.

The Company considers that all of the INEDs to be independent.

For the year ended 31 December 2005, other than resolutions passed by means of resolutions in writing of all Directors, the Board held 7 meetings. Notice of at least 14 days is given for a regular Board meeting to give all Directors an opportunity to attend. The following table shows the attendance records of individual Directors at the meetings of the Board and the attendance records of individual members at the meetings of the Audit and the Remuneration Committees held for the year ended 31 December 2005:

	Number of meetings attended/Number of meetings held for the year ended 31 December 2005		
Designation and Name	**Board**	**Audit Committee**	**Remuneration Committee**
Executive Director and Chairman			
Lin Xizhong (see *Note*)	5/7	N/A*	1/1
Executive Director and Managing Director			
Wang Xingdong	7/7	N/A*	1/1
Executive Director and Deputy Managing Director			
Yan Xichuan	4/7	N/A*	N/A*
Executive Directors			
Qian Wenchao	6/7	N/A*	N/A*
He Xiaoli	7/7	N/A*	N/A*
Independent Non-executive Directors			
Lam Chun, Daniel	5/7	4/4	1/1
Selwyn Mar	4/7	4/4	1/1
Tam Wai Chu, Maria	5/7	4/4	1/1

* "N/A": Not applicable

BOARD OF DIRECTORS *(cont'd)*

To enhance better communication with the Directors as to the business transacted at the Board meetings, soft copies of the final version of the minutes of the Board meetings were provided to the Directors by electronic mails.

In addition, the Company has maintained a set of procedures for the Directors to seek independent professional advice, in appropriate circumstances, and at the Company's expenses, in the process of discharging their duties to the Company, and also arranged liability insurance coverage for the Directors and its officers.

CHAIRMAN AND MD

The positions of the Chairman of the Board and the MD are held by Mr. Zhou Zhongshu (see *Note*) and Mr. Wang Xingdong respectively. This segregation ensures that a clear distinction between the Chairman's responsibility to manage the Board and the MD's responsibility to manage the Company's business. The respective responsibilities of the Chairman and the MD are set out in an internal document entitled "Guidelines in respect of the Responsibilities of the Board of Directors".

NOMINATION OF DIRECTORS

Although the Board has not established a nomination committee, the Board meets on a regular basis to:

a. review the composition and membership of the Board, inter alia, the length of services and the breadth of expertise of the Board as a whole;

b. identify and nominate to the Board suitable candidate(s) who possess(es) the expertise which is relevant and beneficial to the Group's business; and

c. assess the independence of the Company's INEDs.

INTERNAL CONTROLS

The Board is responsible for developing an internal control system of the Group, and maintaining and reviewing the effectiveness of such system to protect the Shareholders' interests and to safeguard the Group's assets. Such internal control system is implemented by the management upon the authorisation of the Board and reviewed by the Audit Committee from time to time.

The Group's internal audit department is responsible for performing risk-driven audits to inspect and evaluate the Group's financial, operational and compliance controls and risk management on a regular or as-needed basis. Internal audit reports which furnished independent and objective evaluations and recommendations were then submitted directly to the Audit Committee, with the purpose of ensuring that the effectiveness of the internal control system of the Group is improving continuously. The Audit Committee would make recommendations to the management and submit regular reports to the Board on the basis of such audit findings and views.

AUDITORS' REMUNERATION

For the year ended 31 December 2005, Messrs. PricewaterhouseCoopers ("**PwC**"), the external auditors of the Group received approximately HK$1.40 million (2004: HK$1.52 million) for audit services, and approximately HK$0.22 million (2004: HK$0.14 million) for non-audit services, including fees for review of interim report and tax services.

BOARD COMMITTEES

A. AUDIT COMMITTEE

The Audit Committee currently comprises Mr. Mar (chairman of the Committee), Ms. Tam and Mr. Lam, who are all INEDs. In line with its terms of reference approved by the Board, the Audit Committee is principally responsible for providing independent review of the effectiveness of the financial reporting procedures and the internal control system of the Group; reviewing the appointment of independent auditors and the efficiency and quality of their work; and reviewing all internal audit reports as well as management feedback to such reports.

The major tasks accomplished by the Audit Committee for the year ended 31 December 2005 are as follows:

a. reviewed and submitted the financial statements of the Group for the year ended 31 December 2004 and the auditors' report thereon to the Board;

b. reviewed the unaudited interim report for the six months ended 30 June 2005 based on the review conducted by the Group's external auditors in accordance with the Statement of Auditing Standards 700 issued by the Hong Kong Institute of Certified Public Accountants, as well as obtaining reports from the management of the Group;

c. reviewed the management recommendations furnished by the external auditors and the responses from the Group's management;

d. reviewed the accounting principles and practices adopted by the Group with the management of the Group;

e. assisted the Board in conducting independent evaluation of the effectiveness of the Group's financial reporting procedures and internal control system;

f. constantly reviewed internal audit reports and the Group's approaches to audit planning and reports;

g. furnished its opinion to the management of the Group concerning related risks in respect of significant matters of the Group; and

h. reviewed and made recommendations on the remuneration and terms of engagement of the external auditors on audit and non-audit services.

BOARD COMMITTEES *(cont'd)*

B. REMUNERATION COMMITTEE

In line with its terms of reference approved by the Board, the role and function of the Remuneration Committee is to review and discuss the remuneration mechanism and incentive scheme of the Directors and senior management, and to establish and maintain a reasonable and competitive remuneration level in order to attract and retain the Directors and senior management.

The Remuneration Committee comprises 5 members, including the Chairman, the MD and three INEDs. Mr. Zhou Zhongshu (see *Note*) is the chairman of the Remuneration Committee.

The Remuneration Committee convened 1 meeting for the year ended 31 December 2005. The remuneration of the INEDs and certain senior management staff was discussed at the meeting.

During the year under review, the Remuneration Committee reviewed and adjusted the fringe benefits of individual Directors. The emoluments of the Directors are based on their respective responsibilities and their involvement in the Group's affairs and are determined by reference to the Group's business condition and the prevailing market practice.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors acknowledged their responsibilities for the preparation of the financial statements for each financial period, which give a true and fair view of the state of affairs of the Group and its results and cash flows for the relevant period. In preparing the financial statements for the year ended 31 December 2005, the Directors ensured that the financial statements are in accordance with statutory requirements and applicable accounting standards and have applied them consistently; made judgments and estimates that are prudent, fair and reasonable; and have prepared the financial statements on a going concern basis. The Directors are also responsible for the timely publication of the financial statements of the Group.

The statement of the auditors of the Company, PwC, about their reporting responsibilities on the financial statements of the Group is set out in the "Auditors' Report" section of this annual report.

The Directors confirm that, to the best of their knowledge, information and belief, having made all reasonable enquiries, they are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

Note: On 28 February 2006, Mr. Zhou Zhongshu was appointed and Mr. Lin Xizhong ceased to act as an Executive Director and the Chairman of the Board.



Mr. ZHOU Zhongshu, aged 53, was appointed as an Executive Director and the Chairman of ONFEM Holdings Limited ("**Company**") in February 2006. Mr. Zhou is the President of China Minmetals Corporation ("**China Minmetals**") and the Chairman of China Minmetals Non-ferrous Metals Company Limited and China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"). Mr. Zhou is also the Chairman of Minmetals Development Co., Ltd. (a company listed on the Shanghai Stock Exchange) and a Non-executive Director and the Chairman of Minmetals Resources Limited (a company listed on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**")).

Mr. Zhou graduated from the Shanghai International Studies University in the People's Republic of China ("**PRC**") and majored in Spanish language. He joined China Minmetals in 1978. From 2000 to 2002, Mr. Zhou was Commercial Counsellor of Chinese Embassy in Spain. Mr. Zhou has over 25 years of experience in international trading, strategic investment and real estate development business.



Mr. LIN Xizhong, aged 61, was appointed as an Executive Director and the Chairman of the Company in November 2003 and has resigned since February 2006. Mr. Lin is also the Chairman of AXA-Minmetals Assurance Limited in Shanghai, a Director of AXA Asia Pacific Holdings Limited and an external Director of China Chengtong Holdings Company from December 2005 onwards.

Mr. Lin earned his Bachelor of Arts degree in Literature from the Beijing Foreign Studies University in 1973. From 1995 to 1998, he was the representative of the PRC in APEC Business Advisory Council of Asia-Pacific Economic Cooperation Organisation. He was the Vice Chairman of First Pacific Bank in Hong Kong during 1993 to 2000. Mr. Lin has over 30 years of experience in international trading, strategic investment and corporate financial management.



Mr. WANG Xingdong, aged 45, was appointed as an Executive Director and the Managing Director of the Company in March 2001, responsible for the operation of and strategic planning for the Company. He is also a Director of Minmetals HK and a Non-executive Director of China Merchants China Direct Investments Limited.

Mr. Wang graduated from the Xiamen University in 1982 with a Bachelor of Arts degree. He then continued his studies in business management between 1987 and 1989 in the Faculty of Management of Business Administration of Long Island University in New York, U.S.A..

Prior to joining the Company, he was a member of senior management of both U.S.A. and German corporations carrying on trading business of metals and mineral products for many years. Mr. Wang has extensive experience in international metals trading, investment strategies and corporate management.

(cont'd)



Mr. YAN Xichuan, aged 59, was appointed as an Executive Director and a Deputy Managing Director of the Company in August 2002. He is responsible for monitoring the operation and strategic planning of the subsidiary groups of the Company, which are principally engaged in specialised construction business.

Mr. Yan graduated from the Chongqing Architectural University in 1970 and is a qualified senior engineer. He joined China State Construction Engineering Corporation in 1970 and was transferred to China Overseas Holdings Limited ("**COHL**") in 1984. Mr. Yan was the General Manager of China Overseas Civil Engineering Limited, the Assistant General Manager of the Investments Department of COHL and the President of Gold Court Property Management Limited and was responsible for supervision of civil engineering work, real estate investment and property management etc.

Mr. Yan was involved in various construction projects in the PRC and Hong Kong and has over 30 years of experience in construction and project management.



Mr. QIAN Wenchao, aged 41, was appointed as an Executive Director of the Company in November 2003. Mr. Qian is also a Director of Minmetals HK. He earned his Bachelor of Arts degree in Economics from the Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals in 1989 and has worked in the Overseas Enterprises Division of China Minmetals with responsibilities in financial management. Mr. Qian has over 10 years of experience in corporate financial management.



Ms. HE Xiaoli, aged 38, was appointed as an Executive Director of the Company in February 2002. She is also the General Manager of the Finance Department of the Company. Ms. He holds a Bachelor's degree in Accounting from the North China University of Technology and a Master's degree in Business Administration from the University of South Australia, and is also a PRC Senior Accountant and a member of the Chinese Institute of Certified Public Accountants. Prior to joining the Company, she was the Head of Business Division and the Deputy Minister of Accounting Information Division of the Finance Department of previous China National Nonferrous Metals Industry Corporation. Ms. He has extensive experience in financial management of PRC enterprises.



Mr. LAM Chun, Daniel, aged 60, was appointed as an Independent Non-executive Director of the Company in May 1997. Mr. Lam is the Director – Property of Kowloon-Canton Railway Corporation, an Authorized Person under the Buildings Ordinance and a Registered Professional Surveyor. He is a fellow member of the Royal Institution of Chartered Surveyors and the Chartered Institute of Arbitrators. He is also a fellow member and the Past President (1986-1987) of the Hong Kong Institute of Surveyors, and a fellow member and the Past Chairman (1997-2000) of the Hong Kong Institute of Arbitrators. Mr. Lam is a member of the Administrative Appeals Board and was a member of the Hong Kong Housing Authority and Chairman of its Building Committee, a member of the Hong Kong Surveyors Registration Board and a consultant to the World Bank on the Urban Land Policies Study for the PRC. He is also a Council Member of the Hong Kong International Arbitration Centre. Mr. Lam had worked in the Hongkong Land Group, Architectural Services Department, Housing Department, Hongkong Bank Group, Sime Darby Group, China Light & Power Group and was a former Executive Director of Tian An China Investments Company Limited and the former Chairman of DCL Consultants Limited. Mr. Lam has over 30 years of experience in the surveying profession.



Mr. Selwyn MAR, aged 70, was appointed as an Independent Non-executive Director of the Company in November 2002. Mr. Mar graduated from the London School of Economics, University of London. He is a Chartered Accountant, the Managing Partner of Nexia Charles Mar Fan & Co., Certified Public Accountants and the Managing Director of Marfan & Associates Limited. Mr. Mar was the President of the Hong Kong Institute of Certified Public Accountants in 1991, a member of the Appeals Panel of Securities & Futures Commission and a member of the Board of Governors of Chinese International School. Mr. Mar was active in commercial and industrial undertakings in Hong Kong and PRC in the past 28 years. Presently, he sits on the board of two Hong Kong listed companies. Mr. Mar is an Honorary Fellow of the Lingnan University.



Ms. TAM Wai Chu, Maria, aged 60, was appointed as an Independent Non-executive Director of the Company in April 1997. Ms. Tam holds a Bachelor's degree in Law from the University of London. She has been a practising barrister since 1972. Ms. Tam is currently involved in numerous community services, which include the Deputy of the National Peoples' Congress of the PRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region, a member of the Bar Association, a board member of the Urban Renewal Authority, a member of the Advisory Committee on Corruption of the Independent Commission Against Corruption and a member of the Commission on Strategic Development.

SENIOR MANAGEMENT

Mr. LI Tan, aged 49, was appointed as a Deputy General Manager of the Company and the General Manager of the Company's Real Estate Development Department in June 2003, responsible for strategic planning, management and development of the Company's business in real estate development and the operation of self-owned properties.

Mr. Li holds a Master's degree in Business Administration from the Hongkong International Business College and a Master's degree in Construction Economics and Project Management from the Tongji University. He is a Chartered Builder of both of the Chartered Institute of Building, United Kingdom and the American Institute of Constructors and a member of several professional institutes in construction and building industry.

Prior to joining the Company, Mr. Li was a director and a project director of various corporations. He has over 27 years of experience in real estate development and management, construction, professional consultant services, corporate and investment project management in Hong Kong and the PRC.

Ms. YUEN Wai Man, aged 33, joined the Company in May 2002 and is the Financial Controller of the Company. Ms. Yuen was appointed as the Qualified Accountant of the Company in March 2004. She holds a degree of Bachelor of Business Administration in Accounting from the Hong Kong University of Science and Technology and is a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Prior to joining the Company, she was the qualified accountant of a company listed on The Growth Enterprise Market of the Stock Exchange. Ms. Yuen has extensive experience in financial and general management.

Miss. SIU Tin Ho, aged 41, joined the Company in May 2000 and is the Company Secretary of the Company. She graduated from the City University of Hong Kong and is a member of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators. Prior to joining the Company, Miss Siu had worked for major accounting firms and sizeable listed groups and has extensive experience in company secretarial affairs.

Mr. XU Minluo, aged 49, was appointed as the General Manager of the Company's Construction Department in December 2002, responsible for overseeing the operation of the subsidiaries of the Company. Mr. Xu graduated from the Hua Chiao University in 1982 with a Bachelor of Science degree and obtained a Master's degree in Business Administration from the Murdoch University, Australia in 1998 and a Master's degree in Law from the Renmin University in January 2006. Prior to joining the Company, he was a member of senior management of various construction and real estate corporations in Hong Kong for many years. Mr. Xu has extensive experience in building construction, real estate development and corporate management.

SENIOR MANAGEMENT *(cont'd)*

Mr. SZETO Wai Hung, Augustine, aged 46, is the Managing Director of Jaeger Group. Mr. Szeto was appointed as the General Manager of the Company's Corporate Development Department in January 2005. He holds a Bachelor's degree in Commerce from the University of New South Wales, Australia and an EMBA degree from the Richard Ivey School of Business of the University of Western Ontario, Canada. He is a member of the Institute of Chartered Accountants in Australia and a fellow member of the Hong Kong Institute of Certified Public Accountants. Mr. Szeto joined Jaeger Group in 1993 as the Financial Controller and became the General Manager in 1994. He was appointed as the Managing Director of Jaeger Group in 1997 until present. Mr. Szeto has over 20 years of experience in manufacturing operation, financial and general management.

Ms. CHEN XIE Ying, aged 42, joined the Company in April 2003 and is the Internal Audit Manager of the Company. Ms. Chen holds a Master's degree in Business Administration and is a fellow member of the Association of Chartered Certified Accountants. Prior to joining the Company, she was the head of internal audit department and a member of the risk management committee of a financial institution listed on the Stock Exchange for many years. Ms. Chen has extensive experience in investment, internal control and risk management.

Ms. WONG Mei Yee, aged 44, joined the Company in May 1993 and is the Human Resources Manager of the Company. Ms. Wong is responsible for administration and human resources management of the Company and has extensive experience in corporate administration and human resources management.

The board of directors ("**Directors**") of ONFEM Holdings Limited ("**Company**", together with its subsidiaries "**Group**") would like to submit the annual report together with the audited financial statements for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding. The principal activities and other particulars of the subsidiaries are set out in Note 17 to the financial statements.

An analysis of the Group's performance for the year by business and geographical segments is set out in Note 5 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 40.

The Directors do not recommend the payment of a dividend for the year ended 31 December 2005 (2004: Nil).

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Group during the year are set out in Note 14 to the financial statements.

SHARE CAPITAL

Details of the Company's share capital are set out in Note 24 to the financial statements.

RESERVES

Movements in reserves of the Group and of the Company during the year are set out in Note 25 to the financial statements.

PROPERTIES

Particulars of the Group's major properties held for investment and for development purposes are set out on page 103.

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 104.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors
Zhou Zhongshu *(appointed on 28 February 2006)*
Lin Xizhong *(resigned on 28 February 2006)*
Wang Xingdong
Yan Xichuan
Qian Wenchao
He Xiaoli

Independent Non-executive Directors
Lam Chun, Daniel
Selwyn Mar
Tam Wai Chu, Maria

Mr. Qian Wenchao, Ms. He Xiaoli, Mr. Selwyn Mar ("**Mr. Mar**") and Ms. Tam Wai Chu, Maria ("**Ms. Tam**") retire from office in accordance with Article 111(A) of the Company's Bye-Laws and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company and any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2005, the interests and short positions of the Directors and the chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance ("**SFO**")) which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Long Position in Shares of the Company

(a) *Shares*

Name of Director	Nature of interest	Number of ordinary shares held
He Xiaoli	Personal	20,000

(b) *Share options*

As at 31 December 2005, the following outstanding share options were granted to the Directors on 15 March 2004 under the share option scheme adopted by the Company on 29 May 2003:

Name of Director	Date of acceptance of share options	Exercise period of share options	Exercise price of share options *HK$*	Number of share options outstanding as at 31 December 2005
Lin Xizhong	16 March 2004	16 March 2004 to 15 March 2007	0.83	4,000,000 #
Wang Xingdong	16 March 2004	16 March 2004 to 15 March 2007	0.83	3,000,000
Yan Xichuan	16 March 2004	16 March 2004 to 15 March 2007	0.83	2,000,000
Qian Wenchao	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000
He Xiaoli	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(cont'd)*

Save as disclosed above, as at 31 December 2005, none of the Directors or the chief executive of the Company or any of their associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**")) had any personal, family, corporate or other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

During the year ended 31 December 2005, save as disclosed above, none of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age, was granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations (within the meaning of the SFO).

\# *The share options granted to Mr. Lin Xizhong will lapse after 3 months from the effective date of his resignation.*

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Save as disclosed in the section entitled "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures" above and the section entitled "Information Relating to Share Option Scheme" below, the Company had no other outstanding options, convertible securities, warrants or other similar rights as at 31 December 2005.

There was no repurchase or exercise of options and convertible securities during the year.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2005, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests and short positions in the shares of the Company which fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Long Position in Shares of the Company

Name of shareholder	Number of ordinary shares held	Percentage of total issued shares
China Minmetals Corporation ("**China Minmetals**") *(Note)*	416,585,852	53.95%
China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**") *(Note)*	416,585,852	53.95%
June Glory International Limited ("**June Glory**")	416,585,852	53.95%

Note:

By virtue of the SFO, these companies are deemed to be interested in the 416,585,852 shares held by June Glory.

CONTRACTS OF SIGNIFICANCE

The following contracts of significance were entered into or subsisted between the Company or its subsidiaries and the Company's controlling shareholder or its subsidiaries during the year ended 31 December 2005:

1. Wilson Murray Far East Limited ("**WMFE**"), a wholly owned subsidiary of the Company, and Guangzhou Tian He Orienmet Property Co., Ltd. ("**GTH**"), an associate of Minmetals HK (which is the intermediate controlling shareholder of the Company), entered into a construction project management agreement dated 29 July 2004 ("**PM Agreement**"), of which details are set out below:

   Parties: WMFE as the project manager: and

   GTH as the sole owner of a 28-storey (with two basements levels) office complex with a total gross site area of approximately 4,411 square metres and estimated gross floor area on completion of approximately 37,220 square metres located at 610 Tian He Bei Road, Guangzhou, the People's Republic of China ("**Property**")

   Purpose: To provide construction project management services to the Property by WMFE pursuant to the PM Agreement

   Services fees: RMB40,000,000 in aggregate comprising the Basic Fee (as defined in the Company's announcement dated 29 July 2004) and the Incentive Fee (as defined in the Company's announcement dated 29 July 2004)

2. Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**"), a wholly owned subsidiary of the Company, and Minmetals Finance Company Limited ("**Minmetals Finance**"), an associate of Minmetals HK, entered into a RMB loan agreement dated 24 August 2005 ("**RMB Loan Agreement**"), of which details are set out below:

   Amount of loan: RMB50,000,000 ("**RMB Loan**")

   Term: 6 months

   Interest rate: 110% of the rate for Renminbi short-term loans as quoted by The People's Bank of China from time to time

   Purpose of loan: to finance the general working capital requirement of ZOBHP

3. Minmetals HK, Minmetals Finance and ZOBHP entered into a corporate guarantee dated 24 August 2005, pursuant to which Minmetals HK, as a guarantor, undertakes the repayment of the RMB Loan and the relevant interests and charges if ZOBHP does not repay the principal amount of the RMB Loan and the relevant interests and charges in accordance with the terms and conditions of the RMB Loan Agreement.

CONTRACTS OF SIGNIFICANCE *(cont'd)*

Save as disclosed above, no contracts of significance were entered into or subsisted between the Company or its subsidiaries and the Company's controlling shareholder or its subsidiaries during the year ended 31 December 2005.

No contract of significance to which the Company, any of its holding companies, or any of their subsidiaries was a party, in which a Director had a material interest, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts for management and administration of the whole or any substantial part of any business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The information in respect of the Group's sales and purchases attributable to the major customers and suppliers during the year is as follows:

	Percentage of the Group's total			
	Sales		Purchases	
	2005	2004	**2005**	2004
The largest customer	**18.0%**	9.0%		
Five largest customers in aggregate	**43.8%**	19.9%		
The largest supplier			**30.9%**	14.9%
Five largest suppliers in aggregate			**48.3%**	29.5%

China Minmetals, the ultimate controlling shareholder of the Company, indirectly holds approximately 95% equity interest in GTH which is one of the five largest customers of the Group during the year.

Save as disclosed above, at no time during the year, have the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the above major customers and suppliers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a new share option scheme ("**Scheme**") which is in compliance with Chapter 17 of the Listing Rules.

A summary of the Scheme is set out as follows:

1.	Purpose of the Scheme	To recognise and acknowledge the contributions that the eligible person had made or may from time to time make to the Group whether in the past or in the future
2.	Participants of the Scheme	Any directors or any employees of any company of the Group and any advisers of, consultants of, contractors to any company of the Group or any person who has any relationship (whether business or otherwise) with any company of the Group or any person whom the Directors consider, in their sole discretion, has contributed or will contribute or can contribute to the Group
3.	Maximum number of shares	The maximum number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes of the Company must not in aggregate exceed 30% of the issued share capital of the Company from time to time
4.	Total number of shares available for issue upon exercise of all options under the Scheme	77,218,178 shares unless shareholders' approval has been obtained according to the requirements of the Listing Rules, being 10% of the issued share capital of the Company at the date of approval of the Scheme by the shareholders of the Company
5.	Maximum entitlement of each participant under the Scheme	No options under the Scheme may be granted to any eligible person, which, if exercised in full, would result in the total number of shares issued and to be issued upon the exercise of the options already granted or to be granted to such eligible person under the Scheme (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to the requirements under the Listing Rules
6.	The period within which the shares must be taken up under an option	The Directors may in their absolute discretion determine the period during which an option may be exercised and notify each grantee, save that such period shall not be later than 10 years from the date on which the Directors make an offer of the option subject to the provisions for early termination thereof

INFORMATION RELATING TO SHARE OPTION SCHEME *(cont'd)*

7.	The minimum period for which an option must be held before it can be exercised	Not applicable
8.	Time of acceptance and the amount payable on acceptance of the option	The offer of an option made in accordance with the Scheme may be accepted within 28 business days from the date of the offer and the amount payable on acceptance of the option is HK$10
9.	The basis of determining the subscription price	The subscription price shall be determined by the Directors at the time of grant of the relevant option and shall not be less than the highest of: (i) the closing price per share of the Company as stated in the daily quotations sheet of the Stock Exchange on the date of the grant of the relevant option; (ii) the amount equivalent to the average closing price per share of the Company as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of the grant of the relevant option; and (iii) the nominal value of a share of the Company
10.	The remaining life of the Scheme	The Scheme was adopted on 29 May 2003 and will remain in force for a period of 10 years from the date of adoption

INFORMATION RELATING TO SHARE OPTION SCHEME *(cont'd)*

As at 31 December 2005, details of the outstanding share options, all of which were granted on 15 March 2004 and have not been exercised, are as follows:

Category of participant		Exercise period of share options	Exercise price of share options	Number of share options lapsed during the year	Number of share options outstanding as at 31 December 2005
			HK$		
(i)	Directors	16 March 2004 to 15 March 2007	0.83	–	12,000,000
(ii)	Employees of the Group	17 March 2004 to 26 April 2007*	0.83	800,000	8,100,000

Details of the outstanding share options held by each Director are set out in the section entitled "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures" above. Save as disclosed above, no share options lapsed or were cancelled in accordance with the terms of the Scheme during the year.

* *The exercise period for the share options granted to each employee of the Group lasts 3 years commencing from the date of acceptance of the share options by each respective employee.*

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws of Bermuda.

SUFFICIENCY OF PUBLIC FLOAT

Based on the notices submitted to the Company pursuant to the SFO, the Directors are of the view that sufficient public float exists for the issued shares of the Company as at the date of this report.

REVIEW BY AUDIT COMMITTEE

The audit committee of the Company comprises three Independent Non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Mar and Ms. Tam. The audit committee has reviewed with the auditors the audited financial statements for the year ended 31 December 2005 and has also discussed auditing, internal control and financial reporting matters including the review of the accounting practices and principles adopted by the Group.

AUDITORS

Messrs. PricewaterhouseCoopers ("**PwC**") were appointed as the auditors of the Company with effect from 11 October 2002 following the combination of practices of PwC and Aurther Andersen & Co. on 1 July 2002.

The financial statements have been audited by PwC who will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

CONNECTED TRANSACTION

On 11 April 2006, Karman Industries Limited ("**KIL**"), Stillpower Limited ("**SL**"), World Ocean Development Limited ("**WODL**") and Oriental Dragon Construction Limited ("**ODCL**" or "**Joint Venture Company**") entered into a shareholders' agreement ("**Shareholders' Agreement**") in respect of ODCL. Details of the Shareholders' Agreement have been published in the Company's announcement dated 11 April 2006 ("**Announcement**").

KIL and SL (collectively, "**ONFEM SPV**") are wholly owned subsidiaries of the Company while ODCL is a wholly owned subsidiary of the Company before completion of the transfer of a 29% equity interest in ODCL from KIL to WODL ("**Share Transfer**") and will become a Joint Venture Company and be owned as to 71% by ONFEM SPV and 29% by WODL upon completion of the Share Transfer.

WODL is wholly owned by Mr. Tsui Ki Ting ("**Mr. Tsui**") and his associates while Mr. Tsui is a director of Dragon Construction (Nanjing) Properties Company Limited ("**Project Company**") which is wholly owned by ODCL and established for the purpose of undertaking the property development on a piece of land located in Nanjing, the PRC ("**Land**") acquired by ODCL in a public tender at a price of RMB160,000,000.

The Shareholders' Agreement sets out, amongst other things, the Share Transfer, how the Joint Venture Company will be managed and operated and the funding arrangements for the Joint Venture Company and the Project Company, which include the provision of the Excess Loan (as defined in the Announcement) and the Further Financing (as defined in the Announcement) (if any).

The formation of the Joint Venture Company including the provision of the Excess Loan ("**Transaction**") is a major and connected transaction of the Company, which has been approved by June Glory, the immediate controlling shareholder of the Company. A circular containing information regarding, amongst other matters, the Shareholders' Agreement, a valuation report of the Land, the advice from the Independent Board Committee (as defined in the Announcement) to the Independent Shareholders (as defined in the Announcement) and the opinion of the independent financial adviser in connection with the Transaction will be dispatched to the shareholders of the Company.

CONTINUING CONNECTED TRANSACTIONS

1. Brena Company Limited ("**Brena**") is a wholly owned subsidiary of the Company while Texion Development Limited ("**Texion**") is a wholly owned subsidiary of Minmetals HK, the intermediate controlling shareholder of the Company holding approximately 53.95% of the issued share capital of the Company. On 31 May 2004, Brena as tenant and Texion as landlord entered into a tenancy agreement ("**Tenancy Agreement**") of which details are set out below:

Property:	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
Period:	1 June 2004 to 31 May 2006
Rental:	HK$63,723.00 per calendar month (exclusive of government rates, service, management and air-conditioning charges)
Other charges:	HK$24,331.00 per calendar month (being the tenant's share of service, management and air-conditioning charges)

2. Enful Engineering Limited ("**EEL**") is a wholly owned subsidiary of the Company while Cheemimet Finance Limited ("**Cheemimet**") is a wholly owned subsidiary of Minmetals HK. On 21 June 2004, EEL as licensee and Cheemimet as licensor entered into a licence agreement ("**Licence Agreement**") of which details are set out below:

Property:	certain portions of 16th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
Period:	16 June 2004 to 31 May 2006
Licence fee:	HK$17,922.10 per calendar month (exclusive of management fee, government rates and other outgoings)
Other charges:	HK$6,843.10 per calendar month (being the licensee's share of the management fee)

ANNUAL REVIEW OF CONTINUING CONNECTED TRANSACTIONS

The Independent Non-executive Directors of the Company had reviewed the transactions contemplated under the Tenancy Agreement and the Licence Agreement for the year ended 31 December 2005 (collectively, "**Transactions**") and confirmed that the Transactions were entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms; and

(c) in accordance with the terms of each of the Tenancy Agreement and the Licence Agreement that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

PwC, the auditors of the Company, had reviewed the Transactions and reported that:

(a) the Directors have approved the Transactions upon entering into the Tenancy Agreement and the Licence Agreement governing such Transactions;

(b) the Transactions have been entered into in accordance with the terms of each of the Tenancy Agreement and the Licence Agreement; and

(c) the transactions contemplated under the Tenancy Agreement have not exceeded the annual cap as disclosed in the announcement of the Company dated 31 May 2004.

CONTINUING DISCLOSURE PURSUANT TO RULES 13.18 AND 13.21 OF THE LISTING RULES

On 16 August 2005, ONFEM Finance Limited ("**OFL**"), EEL, Jaeger Oil & Chemical Company Limited ("**JOC**") and Virtyre Limited ("**Virtyre**"), all being wholly owned subsidiaries of the Company, accepted the offers from a bank for the grant of various general banking facilities to the extent of an aggregate amount of approximately HK$156 million ("**Facilities**") pursuant to the facility letters all dated 28 July 2005 and issued to OFL, EEL, JOC and Virtyre respectively ("**Facility Letters**"). The Facilities have no specific date of expiry.

As one of the conditions of the Facilities, China Minmetals shall, directly or indirectly, maintain its major shareholding (not defined in the Facility Letters) in the Company during the life of the Facilities. A breach of the above condition will constitute an event of default and as a result, the Facilities will become immediately due and repayable.

Save as disclosed above, the Company does not have other disclosure obligations under Rules 13.18 and 13.21 of the Listing Rules.

SUBSEQUENT EVENTS

Details are set out in Note 34 to the financial statements.

By Order of the Board
Zhou Zhongshu
Chairman

Hong Kong, 13 April 2006



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 40 to 102 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 13 April 2006

Consolidated Income Statement

For the year ended 31 December 2005

	Note	2005 **HK$'000**	2004 *HK$'000* *(restated)*
Turnover	5	**231,322**	86,605
Cost of sales		**(174,012)**	(42,830)
Gross profit		**57,310**	43,775
Other income	6	**10,317**	3,024
Selling and distribution costs		**(11,752)**	(12,370)
Administrative expenses		**(43,761)**	(31,411)
Other operating expenses		**(2,220)**	(2,930)
Revaluation gain on investment properties	15	**15,196**	23,633
Provision for properties under development		**–**	(25,000)
Gain on deconsolidation of subsidiaries		**–**	78,707
Write-back of provision for a bank guarantee		**–**	10,148
Operating profit	7	**25,090**	87,576
Finance costs	9	**(583)**	(1,385)
Profit before tax		**24,507**	86,191
Income tax	10	**3,642**	(1,082)
Profit for the year		**28,149**	85,109
Attributable to:			
Equity holders of the Company	11	**28,149**	85,109
Earnings per share for profit attributable to equity holders of the Company during the year *(expressed in HK cents)*			
– basic and diluted	12	**3.65**	11.02
Dividends	13	**–**	–

The notes on pages 46 to 102 are an integral part of these financial statements.

As at 31 December 2005

	Note	2005 HK$'000	2004 HK$'000 (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	14	**15,346**	10,173
Investment properties	15	**239,899**	229,890
Leasehold land and land use rights		**–**	2,839
Goodwill	16	**19,383**	11,491
Available-for-sale financial assets/Non-trading securities	18	**29,340**	28,440
Deferred tax assets	26	**932**	932
Retention receivables	21	**4,539**	879
Other assets		**349**	1,716
		309,788	286,360
Current assets			
Inventories	19	**214,796**	202,491
Trade and other receivables	20	**161,982**	83,490
Gross amounts due from customers for contract work	21	**744**	1,684
Financial assets at fair value through profit or loss/ Trading securities	22	**2,778**	2,489
Pledged deposits	28	**5,000**	38,100
Cash and bank deposits	23	**143,347**	120,839
		528,647	449,093
Total assets		**838,435**	735,453

Consolidated Balance Sheet

As at 31 December 2005

	Note	**2005** *HK$'000*	2004 *HK$'000* *(restated)*
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	24	**77,218**	77,218
Reserves	25	**522,816**	483,842
Total equity		**600,034**	561,060
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities	26	**105**	105
Other liabilities		**7,220**	6,934
		7,325	7,039
Current liabilities			
Trade and other payables	27	**157,600**	108,566
Gross amounts due to customers for contract work	21	**–**	810
Current tax payable		**10,382**	14,847
Short-term borrowings	28	**63,094**	43,131
		231,076	167,354
Total liabilities		**238,401**	174,393
Total equity and liabilities		**838,435**	735,453
Net current assets		**297,571**	281,739
Total assets less current liabilities		**607,359**	568,099

Wang Xingdong
Director

He Xiaoli
Director

The notes on pages 46 to 102 are an integral part of these financial statements.

As at 31 December 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Investments in subsidiaries	17	**547,582**	496,309
Other assets		**–**	1,312
		547,582	497,621
Current assets			
Other receivables	20	**1,002**	1,052
Pledged deposits	28	**5,000**	9,500
Cash and bank deposits	23	**49,976**	75,457
		55,978	86,009
Total assets		**603,560**	583,630
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	24	**77,218**	77,218
Reserves	25	**505,027**	503,682
Total equity		**582,245**	580,900
LIABILITIES			
Current liabilities			
Other payables	27	**21,315**	2,730
Total liabilities		**21,315**	2,730
Total equity and liabilities		**603,560**	583,630
Net current assets		**34,663**	83,279
Total assets less current liabilities		**582,245**	580,900

Wang Xingdong
Director

He Xiaoli
Director

The notes on pages 46 to 102 are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005

	2005	2004
	HK$'000	*HK$'000*
Balance at 1 January,		
as previously reported as equity	**561,165**	474,707
Reclassification of minority interest as part of equity *(see Note 2(a))*	**–**	25,033
Deferred tax arising from the revaluation of investment properties on the adoption of HK(SIC)-Int 21 *(see Note 2(a))*	**(105)**	–
Balance at 1 January, as restated before opening adjustment	**561,060**	499,740
Opening adjustment on derecognition of *negative goodwill on the adoption of HKFRS 3* *(see Note 2(a))*	**7,467**	–
Balance at 1 January, as restated	**568,527**	499,740
Revaluation surplus of available-for-sale financial assets	**900**	–
Currency translation adjustments	**2,458**	2,247
Release of reserve upon liquidation of a subsidiary	**–**	(1,003)
Acquisition of additional interest in a subsidiary	**–**	(25,033)
Net *increase/(decrease)* in equity before profit for the year	**3,358**	(23,789)
Profit for the year, attributable to equity holders of the Company	**28,149**	85,109
Balance at 31 December	**600,034**	561,060

The notes on pages 46 to 102 are an integral part of these financial statements.

For the year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000 (restated)
Operating activities			
Cash generated from/(used in) operations	30	**1,182**	(28,554)
Interest paid		**(6,837)**	(3,095)
Income tax paid		**(823)**	(977)
Net cash used in operating activities		**(6,478)**	(32,626)
Investing activities			
Purchase of property, plant and equipment		**(3,993)**	(3,606)
Proceeds from disposal of property, plant and equipment		**7,426**	480
Proceeds from disposal of leasehold land and land use rights		**2,839**	–
Dividends received		**393**	449
Interest received		**2,358**	2,383
Acquisition of additional interest in a subsidiary		**–**	(12,088)
Acquisition of a subsidiary, net of cash acquired		**–**	4,548
Deconsolidation of subsidiaries		**–**	(413)
Net cash generated from/(used in) investing activities		**9,023**	(8,247)
Financing activities			
New borrowings		**61,991**	2,152
Repayment of borrowings		**(41,973)**	(3,845)
Net cash generated from/(used in) financing activities		**20,018**	(1,693)
Increase/(decrease) in cash and cash equivalents		**22,563**	(42,566)
Cash and cash equivalents at 1 January		**119,681**	162,247
Cash and cash equivalents at 31 December	23	**142,244**	119,681

The notes on pages 46 to 102 are an integral part of these financial statements.

1. ORGANISATION AND OPERATIONS

ONFEM Holdings Limited ("**Company**") and its subsidiaries (collectively, "**Group**") is principally engaged in real estate development, property leasing, specialised construction, manufacturing and trading, and securities investment and trading businesses. The Group's businesses participate in two principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) ("**PRC**") are the major markets for all the Group's businesses, with a small portion of its income derived from other countries.

The Company is a limited liability company incorporated in Bermuda and an investment holding company. The Company has its primary listing on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") .

The financial statements are presented in thousands of units of Hong Kong dollars (HK$'000), unless otherwise stated. The financial statements have been approved for issue by the board of directors of the Company on 13 April 2006.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("**HKFRS**"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets and financial assets at fair value through profit or loss, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(a) Basis of preparation *(cont'd)*

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements and current year classification.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Form of a Lease
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(a) Basis of preparation *(cont'd)*

The adoption of new/revised HKFRS (cont'd)

(i) The adoption of new/revised HKASs 1, 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 37, HK-Int 4, HK(SIC)-Ints 15 and 27 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures.

- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

- HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 27, 33, 37, HK-Int 4, HK(SIC)-Ints 15 and 27 have no material effect on the Group's accounting policies.

(ii) The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights under operating leases from property, plant and equipment. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or when there is impairment, the impairment is expensed in the income statement. If the lease payment for a lease of land and building cannot be allocated reliably between the land and building elements, the entire lease is classified as a finance lease and the leasehold land and building is stated collectively at cost less accumulated depreciation and accumulated impairment. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

(iii) The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of trading and non-trading securities into financial assets at fair value through profit or loss and available-for-sale financial assets.

(iv) The adoption of revised HKAS 40 has resulted in a change in the accounting policy whereby the changes in fair value of investment properties are recorded in the income statement. In prior years, the increases in fair value were credited to the investment properties revaluation reserve while decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

(v) The adoption of revised HK(SIC)-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the basis of measurement was to assume that the carrying amount of that asset was expected to be recovered through sale.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(a) Basis of preparation *(cont'd)*

The adoption of new/revised HKFRS (cont'd)

(vi) The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statement. Effective 1 January 2005, the Group expenses the cost of share options in the income statement. There is no impact on the prior year financial statements as the Group had no unvested share options outstanding as at 1 January 2005.

(vii) The adoption of HKFRS 3 and HKAS 36 has resulted in a change in the accounting policy for goodwill. Until 31 December 2004,

- Goodwill was amortised on a straight-line basis over a period ranging from 5 to 15 years and assessed for an indication of impairment at each balance sheet date.

- Negative goodwill was amortised over the weighted average useful life of the depreciable/ amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases, it was recognised in the income statement as those expected losses were incurred.

In accordance with the provisions of HKFRS 3:

- For previously recognised goodwill, the Group ceased amortisation from 1 January 2005 and the accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is an indication of impairment.

- For previously recognised negative goodwill, the carrying amount of negative goodwill at 1 January 2005 was derecognised, with a corresponding adjustment to the opening balance of retained earnings.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(a) Basis of preparation *(cont'd)*

The adoption of new/revised HKFRS (cont'd)

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;

- HKAS 40 – since the Group has adopted the fair value model and disclosed publicly the fair value of the investment properties, the Group is encouraged, but not required, to adjust the opening balance of retained earnings for the earliest period presented for which such fair value was disclosed publicly, and to restate comparative information for those periods. The Group has chosen to restate the 2004 comparatives;

- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and

- HKFRS 3 – applied prospectively after the adoption date, with any adjustment made to the retained earnings as at 1 January 2005.

The Group has not early adopted the following new standards or interpretations of HKFRS that have been issued but not yet effective. The adoption of such standards or interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment):	Capital Disclosures
HKAS 19 (Amendment):	Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosure
HKAS 21 (Amendment):	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKFRS 7:	Financial Instruments: Disclosures
HK(IFRIC)-Int 4:	Determining Whether an Arrangement Contains a Lease

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(b) Consolidation *(cont'd)*

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement *(see Note 2(j))*.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("**functional currency**"). The consolidated financial statements are presented in HK dollars, which is the Company's functional and presentation currency.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(d) Foreign currency translation *(cont'd)*

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- all resulting exchange differences are recognised as a separate component of equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

(i) Sales of completed properties

Sales of completed properties is recognised when title to the properties has passed to the purchaser.

(ii) Operating lease rental income

Operating lease rental income is recognised on a straight-line basis over the lease period.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(e) Revenue recognition *(cont'd)*

(iii) Contract revenue

The accounting policy for contract revenue recognition is set out in Note 2(o).

(iv) Sales of goods

Sales of goods is recognised upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(v) Sales of securities investments

The accounting policy for sales of securities investments is set out in Note 2(l).

(vi) Dividend income

Dividend income is recognised when the right to receive payment is established.

(vii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

(f) Leases

(i) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

(ii) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(g) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

All other borrowing costs are charged to the income statement in the year in which they are incurred.

(h) Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost over their estimated useful lives, as follows:

Leasehold land and buildings	2% – 5%
Leasehold improvements	Over the remaining period of the lease
Plant and machinery	5% – 25%
Furniture, fixtures and equipment	15% – 25%
Motor vehicles	20% – 30%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount *(see Note 2(k))*.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(i) Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings.

Investment property is measured initially at its costs, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. These valuations are performed in accordance with the guidance issued by the International Valuation Standards Committee. These valuations are reviewed annually by external valuers. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and accounted for as investment property.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

2. **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(j) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

(k) Impairment of assets

Assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(l) Investments in securities

The Group classifies its investments in securities, other than investments in subsidiaries, as financial assets at fair value through profit or loss and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(i) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(l) **Investments in securities** *(cont'd)*

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from securities investment. The fair values of quoted investments are based on current bid prices.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(m) Inventories

(i) Manufacturing and trading

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(ii) Properties under development

Properties under development represent interests in land and buildings under construction.

The cost of acquiring land held under operating leases is amortised on a straight line basis over the lease term. If the property is in the course of development or re-development the amortisation charge is included as part of the costs of the property under development. In all other cases the amortisation charge for the period is recognised as an expense immediately.

Properties under development are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred, other direct development costs attributable to such properties, including borrowing costs capitalised *(see Note 2(g))*, and an appropriate proportion of overheads. Net realisable value is the anticipated sales proceeds estimated by the directors based on prevailing market prices, on an individual property basis, less estimated costs to completion and costs to be incurred in selling the property.

(n) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(o) Construction contracts in progress

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. The Group uses the percentage of completion method to determine the appropriate amount of revenues and costs to be recognised in a given period, and the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate of the costs incurred and the profit or loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts.

(q) Share capital

Ordinary shares are classified as equity.

(r) Deferred tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(s) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leaves are not recognised until the time of leave.

(ii) Pension obligations

Group companies participate in various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. The Group has defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iii) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iv) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(t) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(u) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(v) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(w) Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

3. FINANCIAL RISK FACTORS AND MANAGEMENT

The Group is exposed to foreign exchange, credit, liquidity and interest rate risks arising in its ordinary course of business. These risks are managed by the Group's financial management polices and practices as described below to minimise potential adverse effects on the Group's financial performance.

(a) Foreign exchange risk

The Group invests substantially in the PRC and is exposed to foreign exchange risk with respect to Renminbi ("**RMB**"). Foreign exchange risk arises from commercial transactions, recognised assets and liabilities and net investments in foreign operations. The expected appreciation of RMB will benefit the Group as a whole.

(b) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables and it has no significant concentration of credit risk. Management has a credit policy in place and the exposures to the credit risk are monitored on an ongoing basis.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Management aims to maintain flexibility in funding by keeping committed credit lines available.

(d) Interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from borrowings which bear variable rates and expose the Group to cash flow interest rate risk. Considering all the Group's borrowings are short-term, repayable within one year, and the interest rate risk is not significant, the Group has not used any interest rate swaps to hedge its exposure.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing uncertainty to the carrying amounts of assets and liabilities are discussed below:

(a) Investment properties

CB Richard Ellis Limited were engaged to carry out an independent valuation of the Group's investment property portfolio as at 31 December 2005. This valuation was carried out in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors which defines market value as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion". The values of the Group's investment properties were derived by making reference to comparable sales evidences as available in the markets.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(cont'd)*

(b) Goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(k). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates *(Note 16)*.

(c) Fair value estimation of financial assets and liabilities

The fair value of financial instruments traded in active markets (such as available-for-sale financial assets) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(d) Construction contracts in progress

As explained in the accounting policy stated in Note 2(o), revenue and profit recognition on an uncompleted project is dependent on estimating the total outcome of the construction contract, as well as the work done to date. Based on the Group's recent experience and nature of the construction activities undertaken by the Group, the Group makes estimates of the point at which it considers the work is sufficiently advanced such that the costs to complete and revenue can be reliably estimated. As a result, until this point is reached the amounts due from customers for contract work as disclosed in Note 21 will not include profit which the Group may eventually realise from the work done to date. In addition, actual outcomes in terms of total cost or revenue may be higher or lower than estimated at the balance sheet date, which would affect the revenue and profit recognised in future years as an adjustment to the amounts recorded to date.

(e) Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. TURNOVER AND SEGMENT INFORMATION

(a) Primary reporting format – business segments

In accordance with its internal financial reporting the Group has determined that business segments should be presented as the primary reporting format. In order to better align with the Group's business development, the grouping of different businesses under each business segment has been changed with prior year segment information reclassified for comparative purposes. As at 31 December 2005, the Group has categorised its businesses into the following segments:

Real estate development:	Development of residential and commercial properties, as well as provision of construction project management services.
Specialised construction:	Design, installation and selling of curtain walls and aluminium windows, doors and fire-proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products.
Securities investment and trading:	Trading and investment of securities.

Turnover during the year comprised the following:

	2005	2004
	HK$'000	*HK$'000*
Revenue from provision of construction project management services	**14,995**	7,609
Revenue from specialised construction contracts	**144,075**	15,447
Gross rental and management fee income from investment properties	**12,078**	10,620
Sales of lubricant oil and chemical products	**59,781**	52,480
Dividend income from securities investment	**393**	449
	231,322	86,605

5. TURNOVER AND SEGMENT INFORMATION *(cont'd)*

(a) Primary reporting format – business segments *(cont'd)*

Segment revenue and result

	Real estate development		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Revenue												
Sales to external customers	**14,995**	7,609	**144,075**	15,447	**12,078**	10,620	**59,781**	52,480	**393**	449	**231,322**	86,605
Result												
Segment result	**12,629**	(13,374)	**8,110**	(7,338)	**24,832**	31,259	**2,726**	835	**616**	708	**48,913**	12,090
Gain on deconsolidation of subsidiaries											**-**	78,707
Write-back of provision for a bank guarantee											**-**	10,148
Unallocated costs											**(23,823)**	(13,369)
Operating profit											**25,090**	87,576
Finance costs											**(583)**	(1,385)
Income tax											**3,642**	(1,082)
Profit for the year											**28,149**	85,109

Unallocated costs represent corporate expenses and losses net of corporate income and gains.

5. TURNOVER AND SEGMENT INFORMATION *(cont'd)*

(a) Primary reporting format – business segments *(cont'd)*

Segment assets and liabilities

	Real estate development		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Assets												
Segment assets	**350,839**	253,817	**128,687**	74,969	**249,954**	236,058	**23,855**	22,722	**32,127**	31,177	**785,462**	618,743
Unallocated corporate assets											**52,973**	116,710
Total assets											**838,435**	735,453
Liabilities												
Segment liabilities	**43,640**	35,724	**88,530**	49,954	**4,890**	5,017	**5,595**	5,106	**-**	-	**142,655**	95,801
Unallocated corporate liabilities											**95,746**	78,592
Total liabilities											**238,401**	174,393

Segment assets consist primarily of property, plant and equipment, investment properties, goodwill, available-for-sale financial assets, inventories, receivables and operating cash. Segment liabilities comprise all operating liabilities.

5. TURNOVER AND SEGMENT INFORMATION *(cont'd)*

(a) Primary reporting format – business segments *(cont'd)*

Other segment information

	Real estate development		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Capital expenditure	**537**	177	**1,985**	20	**737**	29	**548**	916	**-**	-
Depreciation	**238**	221	**467**	155	**117**	73	**942**	1,728	**-**	1
Amortisation of land lease premium	**-**	-	**-**	113	**-**	-	**-**	-	**-**	-
Revaluation gain on investment properties	**-**	-	**-**	-	**15,196**	23,633	**-**	-	**-**	-
Provision for properties under development	**-**	25,000	**-**	-	**-**	-	**-**	-	**-**	-
Impairment loss recognised in the income statement	**-**	-	**-**	88	**-**	-	**-**	1,798	**-**	-
Other non-cash expenses/(income)	**-**	-	**-**	997	**-**	567	**(590)**	386	**(289)**	(347)

Capital expenditure comprises additions to property, plant and equipment *(Note 14)*.

(b) Secondary reporting format – geographical segments

The Group's business segments operate in two main geographical areas:

Hong Kong and Macau: Specialised construction, property leasing, manufacturing and trading, and securities investment and trading

The PRC: Real estate development, specialised construction, property leasing, and manufacturing and trading

In presenting information on the basis of geographical segments, sales are presented based on the geographical locations of the customers. Segment assets and capital expenditure are presented based on the geographical locations of the assets.

5. TURNOVER AND SEGMENT INFORMATION *(cont'd)*

(b) Secondary reporting format – geographical segments *(cont'd)*

	Hong Kong and Macau		The PRC		Other countries		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
External sales	**24,549**	16,483	**206,378**	69,765	**395**	357	**231,322**	86,605
Segment assets	**297,031**	291,152	**488,431**	327,578	**-**	13	**785,462**	618,743
Capital expenditure	**1,118**	2,645	**2,875**	961	**-**	–	**3,993**	3,606

6. OTHER INCOME

	2005	2004
	HK$'000	*HK$'000*
Interest income from bank deposits	**2,358**	2,276
Interest income from loans to a deconsolidated subsidiary	**-**	107
Unrealised gain on financial assets at fair value through profit or loss/trading securities	**289**	347
	2,647	2,730
Investment income (excluding dividend income)		
Gain on disposal of property, plant and equipment	**6,215**	294
Others	**1,455**	–
	10,317	3,024

The investment income (including dividend income) from listed and unlisted investments for the year ended 31 December 2005 were HK$682,000 (2004: HK$796,000) and HK$2,358,000 (2004: HK$2,383,000) respectively.

7. OPERATING PROFIT

Operating profit is stated after charging/(crediting) the following:

	2005	2004
	HK$'000	*HK$'000*
Gross rental and management fee income from investment properties	**(12,078)**	(10,620)
Less: outgoings	**2,150**	2,185
	(9,928)	(8,435)
Depreciation	**2,929**	3,220
Less: depreciation capitalised into properties under development	**(193)**	(204)
	2,736	3,016
Amortisation of land lease premium	**1,822**	9,873
Less: amortisation capitalised into properties under development	**(1,822)**	(9,760)
	–	113
Operating lease charges – minimum lease payment in respect of land and buildings	**4,441**	3,894
Less: amount capitalised into properties under development	**(324)**	(260)
	4,117	3,634
Cost of inventories sold	**33,586**	27,245
Auditors' remuneration	**1,620**	1,660
Net foreign exchange gain	**(1,533)**	(1,129)
Impairment loss of other assets	**1,312**	–
Employee benefit expense *(Note 8)*	**34,562**	35,233
Other operating expenses arising from investment properties that did not generate rental income	**70**	745
Provision/(write-back of provision) for inventory obsolescence	**398**	(636)
Write-back of provision for impairment of receivables (a)	**(5,300)**	(9,295)

(a) An amount of approximately HK$1,585,000 (2004: HK$3,603,000), being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("**CNMG**"), a former intermediate holding company of the Company, is included in the write-back of provision for impairment of receivables. The said amount was received during the year from the liquidators of CNMG as interim dividends to the unsecured creditors of CNMG.

8. EMPLOYEE BENEFIT EXPENSE

	2005 HK$'000	2004 HK$'000
Wages and salaries	**33,950**	34,248
Provision for unutilised annual leave	**41**	20
Write-back of provision for long service payment	**–**	(86)
Pension costs – defined contribution plans *(Note 29)*	**571**	1,051
	34,562	35,233

(a) Directors' emoluments

The remuneration of each director of the Company ("**Director**", collectively "**Directors**") for the year ended 31 December 2005 is set out below:

Name of Director	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Employer's contributions to pension scheme HK$'000	Total HK$'000
Mr. Lin Xizhong	–	–	–	–	–
Mr. Wang Xingdong	–	2,136	–	–	2,136
Mr. Yan Xichuan	–	1,300	–	60	1,360
Mr. Qian Wenchao	–	–	–	–	–
Ms. He Xiaoli	–	1,040	15	–	1,055
Mr. Lam Chun, Daniel	300	–	–	–	300
Mr. Selwyn Mar	310	–	–	–	310
Ms. Tam Wai Chu, Maria	300	–	–	–	300
	910	4,476	15	60	5,461

8. EMPLOYEE BENEFIT EXPENSE *(cont'd)*

(a) Directors' emoluments *(cont'd)*

The remuneration of each Director for the year ended 31 December 2004 is set out below:

Name of Director	Fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Employer's contributions to pension scheme	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Mr. Lin Xizhong	–	–	–	–	–
Mr. Wang Xingdong	–	2,136	82	–	2,218
Mr. Yan Xichuan	–	1,300	50	60	1,410
Mr. Qian Wenchao	–	–	–	–	–
Ms. He Xiaoli	–	1,040	46	–	1,086
Mr. Lam Chun, Daniel	300	–	–	–	300
Mr. Selwyn Mar	310	–	–	–	310
Ms. Tam Wai Chu, Maria	300	–	–	–	300
	910	4,476	178	60	5,624

During the year, no emoluments were paid by the Group to the Directors as an inducement to join or as compensation for loss of office (2004: Nil) and no Directors have waived their emoluments in respect of their services to the Group for the year (2004: Nil).

(b) Five highest-paid individuals

The five highest-paid individuals in the Group for the year ended 31 December 2005 included three (2004: three) Executive Directors whose emoluments are disclosed in (a) above. Details of the emoluments of the remaining two (2004: two) individuals during the year are as follows:

	2005	2004
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	**2,557**	2,224
Bonuses	**149**	35
Employer's contributions to pension scheme	**219**	198
	2,925	2,457

8. EMPLOYEE BENEFIT EXPENSE *(cont'd)*

(b) Five highest-paid individuals *(cont'd)*

The emoluments fell within the following bands:

	2005	2004
Nil to HK$1,000,000	**1**	1
HK$1,000,001 – HK$1,500,000	**–**	–
HK$1,500,001 – HK$2,000,000	**1**	1
	2	2

During the year, no emoluments were paid by the Group to these individuals as an inducement to join or as compensation for loss of office (2004: Nil).

9. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Bank loans and overdrafts		
Wholly repayable within five years	**2,000**	2,773
Other loans		
Wholly repayable within five years	**4,837**	316
Finance leases	**–**	6
	6,837	3,095
Less: borrowing costs capitalised into properties under development (a)	**(6,254)**	(1,710)
	583	1,385

(a) Borrowing costs were capitalised at a rate ranging from 5.58% to 5.74% (2004: 5.31% to 5.58%) per annum.

10. INCOME TAX

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2004: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2005	2004
	HK$'000	*HK$'000*
Current tax – Hong Kong		
Over-provision in respect of prior years	**(3,675)**	–
Current tax – Overseas		
Provision for the year	**653**	977
Over-provision in respect of prior years	**(620)**	–
	33	977
Deferred tax		
Origination of temporary differences	**-**	105
	(3,642)	1,082

10. INCOME TAX *(cont'd)*

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2005	2004
	HK$'000	*HK$'000*
Profit before tax	**24,507**	86,191
Tax calculated at domestic tax rates applicable to profits in the respective countries	**4,351**	15,841
Over-provision of income tax in respect of prior years	**(4,295)**	–
Income not subject to tax	**(5,367)**	(22,587)
Expenses not deductible for tax purposes	**2,898**	7,322
Utilisation of previously unrecognised tax losses	**(1,229)**	–
Unrecognised tax losses	**–**	506
Income tax (credit)/charges	**(3,642)**	1,082

The weighted average applicable tax rate was 17.8% (2004: 18.4%). The decrease is caused by a change in the profitability of the Group's subsidiaries in the respective countries.

11. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Consolidated profit attributable to equity holders of the Company includes a profit of approximately HK$1,345,000 (2004: HK$21,278,000) which has been dealt with in the financial statements of the Company.

12. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the consolidated profit attributable to equity holders of the Company of approximately HK$28,149,000 (2004: HK$85,109,000) by the weighted average number of 772,181,783 ordinary shares (2004: 772,181,783 ordinary shares) in issue during the year.

There were no dilutive potential shares in existence during the year.

13. DIVIDENDS

The Directors do not recommend the payment of a dividend for the year ended 31 December 2005 (2004: Nil).

14. PROPERTY, PLANT AND EQUIPMENT

(a) Movements in property, plant and equipment are as follows:

	Group					
	Leasehold land and buildings	Leasehold improvements	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2004						
Cost	4,574	9,334	10,956	11,311	5,856	42,031
Accumulated depreciation and impairment	(1,604)	(8,108)	(8,530)	(9,788)	(4,782)	(32,812)
Net book amount	2,970	1,226	2,426	1,523	1,074	9,219
Year ended 31 December 2004						
Opening net book amount	2,970	1,226	2,426	1,523	1,074	9,219
Exchange differences	–	–	–	3	5	8
Additions	–	2,273	157	637	539	3,606
Transfer from investment properties	253	–	–	–	–	253
Transfer between categories	–	–	(227)	227	–	–
Acquisition of a subsidiary	–	–	–	88	–	88
Write-back of provision/ (provision) for impairment loss	493	–	–	(88)	–	405
Disposals	–	–	(61)	(73)	(52)	(186)
Depreciation	(62)	(1,533)	(510)	(506)	(609)	(3,220)
Closing net book amount	3,654	1,966	1,785	1,811	957	10,173

14. PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

(a) Movements in property, plant and equipment are as follows: *(cont'd)*

	Group					
	Leasehold land and buildings	Leasehold improvements	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 31 December 2004						
Cost	4,827	9,355	7,585	5,476	4,767	32,010
Accumulated depreciation and impairment	(1,173)	(7,389)	(5,800)	(3,665)	(3,810)	(21,837)
Net book amount	3,654	1,966	1,785	1,811	957	10,173
Year ended 31 December 2005						
Opening net book amount	3,654	1,966	1,785	1,811	957	10,173
Exchange differences	–	3	114	10	6	133
Transfer from investment properties	5,187	–	–	–	–	5,187
Additions	–	759	882	1,448	904	3,993
Disposals	–	(8)	(739)	(460)	(4)	(1,211)
Depreciation	(88)	(1,372)	(457)	(588)	(424)	(2,929)
Closing net book amount	8,753	1,348	1,585	2,221	1,439	15,346
At 31 December 2005						
Cost	**10,014**	**10,040**	**4,908**	**5,814**	**5,677**	**36,453**
Accumulated depreciation and impairment	**(1,261)**	**(8,692)**	**(3,323)**	**(3,593)**	**(4,238)**	**(21,107)**
Net book amount	**8,753**	**1,348**	**1,585**	**2,221**	**1,439**	**15,346**

14. PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

(b) The carrying amounts of leasehold land and buildings are analysed as follows:

	2005 **HK$'000**	2004 *HK$'000*
In Hong Kong, held on:		
Long-term leases (over 50 years)	**8,753**	1,873
In the PRC, held on:		
Long-term leases (over 50 years)	**–**	1,781
	8,753	3,654

Leasehold land and buildings with carrying amounts of approximately HK$8,753,000 (2004: Nil) have been pledged as securities for bank borrowings *(Note 28(a))*.

15. INVESTMENT PROPERTIES

	Group	
	2005 **HK$'000**	2004 *HK$'000*
Balance at 1 January	**229,890**	206,510
Transfer to property, plant and equipment	**(5,187)**	(253)
Revaluation gain	**15,196**	23,633
Balance at 31 December	**239,899**	229,890

The investment properties were revalued at 31 December 2005 by CB Richard Ellis Limited, an independent firm of professional valuers. Valuations were based on current prices in an active market for all properties.

The Group's interests in investment properties at their net book values are analysed as follows:

	2005 **HK$'000**	2004 *HK$'000*
In Hong Kong, held on:		
Long-term leases (over 50 years)	**236,299**	228,100
In the PRC, held on:		
Long-term leases (over 50 years)	**3,600**	1,790

Investment properties with carrying amounts of approximately HK$236,299,000 (2004: HK$215,000,000) have been pledged as securities for bank borrowings *(Note 28(a))*.

16. GOODWILL

(a) Goodwill and negative goodwill arising from acquisitions are as follows:

	Goodwill	Group Negative Goodwill	Net
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2004			
Cost and net book amount	–	–	–
Year ended 31 December 2004			
Opening net book amount	–	–	–
Additions	20,275	(12,738)	7,537
Amortisation	(1,317)	5,271	3,954
Closing net book amount	18,958	(7,467)	11,491
At 31 December 2004			
Cost	20,275	(12,738)	7,537
Accumulated amortisation and impairment	(1,317)	5,271	3,954
Net book amount	18,958	(7,467)	11,491
Year ended 31 December 2005			
Opening net book amount, as previously reported	18,958	(7,467)	11,491
Opening adjustment on derecognision of negative goodwill *(see Note 2(a))*	–	7,467	7,467
Opening net book amount, as restated	18,958	–	18,958
Exchange differences	425	–	425
Closing net book amount	19,383	–	19,383
At 31 December 2005			
Cost	**19,383**	**–**	**19,383**
Accumulated amortisation and impairment	–	–	–
Net book amount	**19,383**	**–**	**19,383**

16. GOODWILL *(cont'd)*

(b) Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units ("**CGU**") identified according to business segment as follows:

	2005	2004
	HK$'000	*HK$'000*
Specialised construction	**19,383**	18,958

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period.

The sale growth rate and discount rate used for value-in-use calculations are 5.00% and 5.58% respectively.

Management determined the sale growth rate based on past performance and its expectation for market development. The discount rate used is the cost of borrowings of the CGU.

17. INVESTMENTS IN SUBSIDIARIES

	Company	
	2005	2004
	HK$'000	*HK$'000*
Unlisted share investments, at cost	**695,296**	695,296
Less: provision for impairment in value	**(695,296)**	(695,296)
	–	–
Loans to subsidiaries (a)	**51,423**	51,928
Less: provision for loans to subsidiaries	**(47,800)**	(47,800)
	3,623	4,128
Amounts due from subsidiaries (b)	**1,032,171**	1,003,855
Less: provision for amounts due from subsidiaries	**(488,212)**	(511,674)
	543,959	492,181
	547,582	496,309

17. INVESTMENTS IN SUBSIDIARIES *(cont'd)*

(a) Included in the loans to subsidiaries are loans to subsidiaries of approximately HK$47,800,000 (2004: HK$47,800,000) which are non-interest bearing. The remaining balances bear interest at commercial lending rates. All balances are unsecured and repayable on demand.

(b) The amounts due from subsidiaries are unsecured, non-interest bearing and repayable on demand.

(c) The following is a list of the principal subsidiaries at 31 December 2005:

Name of subsidiary	Place of incorporation/ operations	Particulars of issued/ registered and paid up capital *(i)*	Percentage of equity: Directly held by the Company	Percentage of equity: Indirectly held by the Company	Principal activities
Best Pearl Development Limited	Hong Kong	1,000 shares of HK$1 each	–	100	Property investment
Brena Company Limited	Hong Kong	500,000 shares of HK$1 each	–	100	Provision of management services
Bright Circle Limited	Hong Kong	10,000 shares of HK$1 each	–	100	Property investment
Dongguan Bridgman Fire Doors Limited *(ii)*	PRC	RMB12,062,711	–	100	Manufacturing of fire proof doors
Eastrend (Hong Kong) Limited	Hong Kong	2 shares of HK$1 each	–	100	Property investment
Enful Engineering Limited	Hong Kong/ Hong Kong and PRC	100 shares of HK$1 each and 500,000 non-voting deferred shares of HK$1 each	–	100	Selling and installation of fire proof materials and products

17. INVESTMENTS IN SUBSIDIARIES *(cont'd)*

(c) The following is a list of the principal subsidiaries at 31 December 2005: *(cont'd)*

Name of subsidiary	Place of incorporation/ operations	Particulars of issued/ registered and paid up capital *(i)*	Percentage of equity Directly held by the Company	Percentage of equity Indirectly held by the Company	Principal activities
Enful Holdings Limited	British Virgin Islands/ Hong Kong and PRC	10,000 shares of US$1 each and 4 non-voting deferred shares of US$1 each	–	100	Investment holding
Full Pacific Limited	Hong Kong	2 shares of HK$1 each	–	100	Property investment
Geraldine Profits Limited	British Virgin Islands/ Hong Kong	1 share of US$1	–	100	Securities trading
Great Way Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	–	100	Property investment
Jaeger Development Limited	British Virgin Islands	1 share of US$1	–	100	Investment holding
Jaeger Oil & Chemical Company Limited	Hong Kong	10 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	–	100	Manufacturing and trading of lubricant oil and chemical products
Jaeger Oil & Chemical Holdings Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	–	100	Investment holding

17. INVESTMENTS IN SUBSIDIARIES *(cont'd)*

(c) The following is a list of the principal subsidiaries at 31 December 2005: *(cont'd)*

Name of subsidiary	Place of incorporation/ operations	Particulars of issued/ registered and paid up capital *(i)*	Percentage of equity Directly held by the Company	Percentage of equity Indirectly held by the Company	Principal activities
Linkcheer Limited	Hong Kong	2 shares of HK$1 each	–	100	Property investment
ONFEM Company Limited	Hong Kong	2 shares of HK$1 each	–	100	Investment holding
ONFEM Finance Limited	British Virgin Islands/ Hong Kong	1,000 shares of US$1 each	100	–	Provision of financing for other Group companies
ONFEM Investments Limited	British Virgin Islands/ Hong Kong	100 shares of US$10 each	100	–	Investment holding
Oriental Dragon Construction Limited	Hong Kong/ Hong Kong and PRC	10,000 shares of HK$1 each	–	100	Investment holding
Shanghai Jin Qiao Condo Decoration Engineering Company Limited *(iii)*	PRC	US$2,040,000	–	100	Design and installation of curtain walls and aluminium windows
Tinnex Management Limited	Hong Kong	2 shares of HK$1 each	–	100	Property management
Top Gain Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	–	100	Property investment
Virtyre Limited	Hong Kong	2 shares of HK$10 each	–	100	Property investment

17. INVESTMENTS IN SUBSIDIARIES *(cont'd)*

(c) The following is a list of the principal subsidiaries at 31 December 2005: *(cont'd)*

Name of subsidiary	Place of incorporation/ operations	Particulars of issued/ registered and paid up capital *(i)*	Percentage of equity Directly held by the Company	Percentage of equity Indirectly held by the Company	Principal activities
Wilson Murray Far East Limited	Hong Kong	100 shares of HK$10 each	–	100	Provision of construction project management services
Zhuhai (Oriental) Blue Horrison Properties Company Limited *(iv)*	PRC	RMB44,000,000	–	100	Property development

(i) The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31 December 2005.

(ii) Dongguan Bridgman Fire Doors Limited ("**Dongguan Bridgman**") is a Sino-foreign equity joint venture established in the PRC with an initial operating period of 12 years up to 2005 and further extending to 2017, of which Bridgman Fire Doors (H.K.) Limited ("**Bridgman HK**"), a wholly owned subsidiary of the Company, is a joint venture partner. Pursuant to the terms as stipulated in the joint venture agreement, the Chinese joint venture partner is entitled to a fixed annual guaranteed distribution of RMB60,000 while Bridgman HK is entitled to share all the profit/loss of Dongguan Bridgman after deducting the distribution to the Chinese joint venture partner.

(iii) Shanghai Jin Qiao Condo Decoration Engineering Company Limited, a wholly owned subsidiary of the Company, is a foreign investment enterprise established in the PRC with an operating period of 15 years up to 2008.

(iv) Zhuhai (Oriental) Blue Horrison Properties Company Limited, a wholly owned subsidiary of the Company, is a foreign investment enterprise established in the PRC with an operating period of 8 years up to 2007.

(d) The Company has undertaken to provide continuing support to finance the future operations of certain subsidiaries.

18. AVAILABLE-FOR-SALE FINANCIAL ASSETS/NON-TRADING SECURITIES

	Group	
	2005	2004
	HK$'000	*HK$'000*
Balance at 1 January	**28,440**	28,440
Revaluation surplus transferred to equity *(Note 25)*	**900**	–
Balance at 31 December	**29,340**	28,440

Available-for-sale financial assets/non-trading securities include the following:

	2005	2004
	HK$'000	*HK$'000*
Equity securities:		
Listed in Hong Kong, at fair value	**29,340**	28,440
Unlisted, at cost	**243,600**	243,600
Less: provision for impairment in value	**(243,600)**	(243,600)
	–	–
	29,340	28,440

19. INVENTORIES

	Group	
	2005	2004
	HK$'000	*HK$'000*
Manufacturing and trading stocks		
Raw materials	**5,129**	5,603
Work in progress	**–**	196
Finished goods	**3,723**	3,542
	8,852	9,341
Less: provision for inventory obsolescence	**(2,759)**	(2,361)
Manufacturing and trading stocks, net	**6,093**	6,980
Properties under development – located in the PRC	**244,979**	231,787
Less: provision for net realisable value	**(36,276)**	(36,276)
Properties under development, net (a)	**208,703**	195,511
	214,796	202,491

(a) Properties under development

	2005	2004
	HK$'000	*HK$'000*
Land use right	**77,342**	79,164
Construction in progress	**131,361**	116,347
	208,703	195,511

20. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade and contract receivables, net (a)	**83,170**	31,672	**–**	–
Retention receivables *(Note 21)*	**7,039**	15,023	**–**	–
Deposits	**52,242**	25,374	**650**	652
Prepayments	**876**	910	**324**	387
Others	**18,655**	10,511	**28**	13
	161,982	83,490	**1,002**	1,052

(a) Trade and contract receivables, net

The aging analysis of trade and contract receivables is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
0 – 30 days	**40,924**	9,194
31 – 60 days	**16,710**	5,340
61 – 90 days	**6,898**	3,247
Over 90 days	**34,027**	33,148
	98,559	50,929
Less: provision for impairment of receivables	**(15,389)**	(19,257)
	83,170	31,672

For trade receivables, the normal credit period granted by the Group to the customers is from 30 days to 60 days from the date of invoice. The credit period for contract receivables varies in accordance with the terms of contracts.

20. TRADE AND OTHER RECEIVABLES *(cont'd)*

(a) Trade and contract receivables, net *(cont'd)*

The carrying amounts of trade and contract receivables are denominated in the following currencies:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Hong Kong dollar	**13,135**	11,591
RMB	**40,253**	9,952
United States dollar	**29,782**	10,129
	83,170	31,672

21. CONSTRUCTION CONTRACTS IN PROGRESS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Contract costs incurred plus attributable profits less foreseeable losses to date	**112,699**	20,773
Less: progress billings to date	**(111,955)**	(19,899)
	744	874
Included in current assets/(liabilities) under the following captions:		
Gross amounts due from customers for contract work	**744**	1,684
Gross amounts due to customers for contract work	**–**	(810)
	744	874

As at 31 December 2005, retentions held by customers for contract work included in non-current retention receivables of the Group and trade and other receivables of the Group under Note 20 amounted to approximately HK$4,539,000 (2004: HK$879,000) and HK$7,039,000 (2004: HK$15,023,000), respectively.

22. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS/TRADING SECURITIES

	Group	
	2005	2004
	HK$'000	*HK$'000*
At fair value:		
Equity securities listed in Hong Kong	**2,778**	2,489

23. CASH AND CASH EQUIVALENTS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Deposits with banks	**143,299**	120,703	**49,976**	75,457
Cash on hand	**48**	136	**–**	–
Cash and bank deposits (a)	**143,347**	120,839	**49,976**	75,457
Bank overdraft *(Note 28)*	**(1,103)**	(1,158)	**–**	–
	142,244	119,681	**49,976**	75,457

23. CASH AND CASH EQUIVALENTS *(cont'd)*

(a) The carrying amounts of cash and bank deposits are denominated in the following currencies:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong dollar	**25,900**	67,459	**5,569**	39,511
RMB	**72,970**	17,355	**–**	–
United States dollar	**44,433**	36,025	**44,407**	35,946
Other currencies	**44**	–	**–**	–
	143,347	120,839	**49,976**	75,457

24. SHARE CAPITAL

	2005		2004	
	No. of Shares	**Amount**	No. of Shares	Amount
	('000)	***HK$'000***	*('000)*	*HK$'000*
Authorised:				
Ordinary shares of HK$0.1 each	**2,000,000**	**200,000**	2,000,000	200,000
Issued and fully paid:				
Ordinary shares of HK$0.1 each	**772,182**	**77,218**	772,182	77,218

24. SHARE CAPITAL (cont'd)

(a) Share options

On 29 May 2003, the Company adopted a share option scheme under which the Directors may, at their discretion, invite any person who has contributed or will contribute to the Group to take up options at a nominal consideration of HK$10 for each lot of share options granted.

(i) Share options were granted on 15 March 2004 under the share option scheme and are exercisable during a three-year period commencing on the date of acceptance of the share options by each respective Director or employee, and shall expire at the end of the three-year period. As at 31 December 2005, the details of the share options granted and outstanding are as follows:

Category of participant	**Exercise period of share options**	**Exercise price** *HK$*	**Number of share options** ***('000)***
Directors	16 March 2004 to 15 March 2007	0.83	**12,000**
Employees	17 March 2004 to 26 April 2007	0.83	**8,100**
			20,100

(ii) Movements in the number of share options outstanding of the above share options granted are as follows:

	2005 Number of share options ***('000)***	2004 Number of share options *('000)*
Balance at 1 January	**20,900**	–
Granted	**–**	21,100
Lapsed	**(800)**	(200)
Balance at 31 December	**20,100**	20,900

25. RESERVES

(a) Group

	Share premium	Contributed surplus (c)	Capital redemption reserve	Available-for-sale financial assets revaluation reserve	Exchange reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 1 January 2004	409,738	601,415	769	11,520	(1,601)	(624,352)	397,489
Currency translation adjustments	-	-	-	-	2,247	-	2,247
Release of reserve upon liquidation of a subsidiary	-	(1,003)	-	-	-	-	(1,003)
Profit for the year, as restated	-	-	-	-	-	85,109	85,109
Balance at 31 December 2004	409,738	600,412	769	11,520	646	(539,243)	483,842
Balance at 1 January 2005, as per above	**409,738**	**600,412**	**769**	**11,520**	**646**	**(539,243)**	**483,842**
Opening adjustment on derecognition of negative goodwill on the adoption of HKFRS 3 *(see Note 2(a))*	**-**	**-**	**-**	**-**	**-**	**7,467**	**7,467**
Balance at 1 January 2005, as restated	**409,738**	**600,412**	**769**	**11,520**	**646**	**(531,776)**	**491,309**
Currency translation adjustments	**-**	**-**	**-**	**-**	**2,458**	**-**	**2,458**
Revaluation surplus of available-for-sale financial assets	**-**	**-**	**-**	**900**	**-**	**-**	**900**
Profit for the year	**-**	**-**	**-**	**-**	**-**	**28,149**	**28,149**
Balance at 31 December 2005	**409,738**	**600,412**	**769**	**12,420**	**3,104**	**(503,627)**	**522,816**

25. RESERVES (cont'd)

(b) Company

	Share premium HK$'000	Contributed surplus (c) HK$'000	Capital redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
Balance at 1 January 2004	409,738	575,220	769	(503,323)	482,404
Profit for the year	–	–	–	21,278	21,278
Balance at 31 December 2004	**409,738**	**575,220**	**769**	**(482,045)**	**503,682**
Profit for the year	**–**	**–**	**–**	**1,345**	**1,345**
Balance at 31 December 2005	**409,738**	**575,220**	**769**	**(480,700)**	**505,027**

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19 November 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(d) At 31 December 2005, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$95,289,000 (2004: HK$93,944,000).

26. DEFERRED TAX

The movement on the deferred tax assets is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Balance at 1 January	**932**	932
Recognised in the income statement	**–**	–
Balance at 31 December	**932**	932

The movement on the deferred tax liabilities during the year is as follows:

	2005	2004
	HK$'000	*HK$'000*
Balance at 1 January	**105**	–
Recognised in the income statement	**–**	105
Balance at 31 December	**105**	105

Deferred income tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefit through future taxable profits is probable. As at 31 December 2005, the Group had unrecognised tax losses in Hong Kong of approximately HK$215,180,000 (2004: HK$260,816,000) to carry forward against future taxable income, and these tax losses have no expiry date. In addition, the Group had unrecognised tax losses in the PRC of approximately HK$24,278,000 as at 31 December 2005 (2004: HK$26,588,000), and these tax losses will expire within 5 years.

27. TRADE AND OTHER PAYABLES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade, bills and contract payables (a)	**99,794**	75,301	**–**	–
Retention payables	**10,453**	6,436	**–**	–
Accruals and other payables	**38,459**	24,804	**3,078**	2,730
Provisions (b)	**–**	–	**18,237**	–
Temporary receipts	**7,699**	103	**–**	–
Rental deposits received	**1,195**	1,922	**–**	–
	157,600	108,566	**21,315**	2,730

(a) The aging analysis of trade, bills and contract payables is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
0 – 30 days	**25,617**	14,024
31 – 60 days	**10,161**	11,504
61 – 90 days	**3,821**	1,151
Over 90 days	**60,195**	48,622
	99,794	75,301

The carrying amounts of trade, bills and contract payables are denominated in the following currencies:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Hong Kong dollar	**2,599**	6,357
RMB	**96,257**	68,249
US dollar	**568**	509
Other currencies	**370**	186
	99,794	75,301

27. TRADE AND OTHER PAYABLES *(cont'd)*

(b) Provisions

	Company	
	2005	2004
	HK$'000	*HK$'000*
Balance at 1 January	**–**	50,078
Provisions for the year	**18,237**	–
Payments	**–**	(28,459)
Unused amounts reversed	**–**	(21,619)
Balance at 31 December	**18,237**	–

The amount represents the provision made for corporate guarantees in respect of banking facilities extended to subsidiaries.

28. SHORT-TERM BORROWINGS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Bank overdrafts, secured *(Note 23)*	**1,103**	1,158
Bank term-loans, secured	**13,936**	35,247
Bank borrowings, secured (a)	**15,039**	36,405
Loan from a former minority investor	**–**	6,726
Loan from a fellow subsidiary, secured *(Note 33)*	**48,055**	–
	63,094	43,131

28. SHORT-TERM BORROWINGS *(cont'd)*

(a) Banking facilities

The Group's aggregate banking facilities, including bank borrowings, as at 31 December 2005 were approximately HK$194,685,000 (2004: HK$50,262,000), of which the unutilised facilities as at the same date amounted to approximately HK$176,011,000 (2004: HK$13,295,000). Securities for the facilities include:

(i) fixed deposits of the Group of approximately HK$5,000,000 (2004: HK$38,100,000), including that of the Company of approximately HK$5,000,000 (2004: HK$9,500,000);

(ii) investment properties and leasehold land and buildings with carrying amounts of approximately HK$236,299,000 (2004: HK$215,000,000) and HK$8,753,000 (2004: Nil) respectively; and

(iii) corporate guarantees given by the Company.

(b) All the short-term borrowings are on a floating interest rate basis. The effective interest rates at the balance sheet date were as follows:

	2005		2004	
	HK$	***RMB***	*HK$*	*RMB*
Bank overdrafts, secured	**7.75%**	**–**	5.00%	–
Bank term-loans, secured	**–**	**5.58%**	–	5.51%
Loan from a fellow subsidiary, secured	**–**	**5.74%**	–	–

(c) The carrying amounts of short-term borrowings approximate their fair values and are denominated in the following currencies:

	2005	2004
	HK$'000	*HK$'000*
Hong Kong dollar	**1,103**	1,158
RMB	**61,991**	41,973
	63,094	43,131

29. PENSION OBLIGATIONS

The Group participates in a defined contribution pension scheme and a Mandatory Provident Fund ("**MPF**") scheme for the eligible employees in Hong Kong.

A defined contribution pension scheme is provided to certain eligible employees ("**Employees**") employed by the Group. The Group is required to make monthly contributions to the scheme at 5% of the Employees' monthly salary. Employees under the defined contribution scheme are entitled to 100% of the employer's contributions and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 20% and 90% after completing at least two but less than ten years of service from the date of joining the Group.

Under the MPF scheme, each of the Hong Kong subsidiaries of the Group and those employees not eligible to join the defined contribution pension scheme make monthly contributions to the MPF at 5% of the employees' cash income as defined under the MPF legislation. Contributions by both of the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month per employee and thereafter contributions are voluntary and are not subject to any limitation. The mandatory contributions under the MPF are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme. Investment income or profit derived from the investment of accrued benefits (after taking into account any loss arising from such investment) is also immediately vested in the employees. In addition to the mandatory contribution, employees are entitled to 100% of the employers' voluntary contributions to the fund plus investment earnings upon leaving employment after completing ten years of service, or upon retirement after attaining the retirement age notwithstanding the number of years of service, or upon death or ceasing to be an employee due to total incapacity . Employees are also entitled to the employers' voluntary contributions to the fund plus investment earnings calculated at a scale of between 20% and 90% after completing a period of service of at least two but less than ten years.

The Group's contributions to the pension scheme and the MPF scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Forfeited contributions totalling HK$57,000 (2004: HK$61,000) were utilised during the year and there were no unutilised forfeited contributions available as at 31 December 2005.

As stipulated by rules and regulations in the PRC, the Group contributes to a state-sponsored retirement plan for its employees in the PRC as determined by the local government. The Group is required to contribute to the plan at a rate ranging from 10% to 22% of the basic salary of the PRC employees in addition to contributions by employees at a rate of 8% of the basic salary as specified by the local government, and the Group has no further obligations for the actual payment of the pensions or post-retirement benefits beyond the annual contributions made.

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before tax to cash generated from/(used in) operations:

	2005	2004
	HK$'000	*HK$'000*
Profit before tax	**24,507**	86,191
Interest income	**(2,358)**	(2,383)
Interest expense	**583**	1,385
Depreciation	**2,929**	3,220
Amortisation of land lease premium	**–**	113
Amortisation of goodwill and negative goodwill	**–**	(3,954)
Revaluation gain on investment properties	**(15,196)**	(23,633)
Impairment loss of leasehold land and land use rights	**–**	1,798
Write-back of provision for impairment loss of property, plant and equipment	**–**	(405)
Gain on disposal of property, plant and equipment	**(6,215)**	(294)
Gain on deconsolidation of subsidiaries	**–**	(78,707)
Impairment loss of other assets	**1,312**	–
Provision for properties under development	**–**	25,000
Provision/(write-back of provision) for inventory obsolescence	**398**	(636)
Write-back of provision for impairment of receivables	**(5,300)**	(9,295)
Unrealised gain on revaluation of financial assets at fair value through profit or loss/trading securities	**(289)**	(347)
Write-back of provision for a bank guarantee	**–**	(10,148)
Dividend income from securities investment	**(393)**	(449)
Wavier of debt by a former minority investor	**–**	(3,051)
Operating loss before working capital changes	**(22)**	(15,595)
Increase in retention receivables, non-current portion	**(3,660)**	(272)
Decrease in other assets	**55**	22
Increase in inventories	**(6,449)**	(6,670)
Decrease in amount due from a fellow subsidiary	**–**	1
Decrease in amount due from a minority investor	**–**	37
Increase in trade and other receivables	**(73,192)**	(4,044)
Decrease in gross amounts due from/to customers for contract work, net	**130**	2,722
Decrease in pledged deposits	**33,100**	15,110
Decrease in amounts due to minority investors	**–**	(690)
Increase/(decrease) in trade and other payables	**49,034**	(22,304)
Increase in other liabilities	**286**	649
Exchange adjustments	**1,900**	2,480
Cash generated from/(used in) operations	**1,182**	(28,554)

31. CONTINGENT LIABILITIES

The Company had executed:

(a) corporate guarantees to various banks in respect of banking facilities extended to subsidiaries amounting to approximately HK$194,400,000 (2004: HK$21,600,000). As at 31 December 2005, the facilities utilised amounted to approximately HK$18,528,000 (2004: HK$1,452,000); and

(b) a letter of guarantee amounting to approximately HK$8,993,000 (2004: Nil) to an employer of a specialised construction contract undertaken by a subsidiary in respect of an advanced payment made by the employer to the subsidiary on such contract.

32. COMMITMENTS

(a) Capital commitments of the Group outstanding at 31 December 2005 were as follows:

	2005	2004
	HK$'000	*HK$'000*
Contracted but not provided for in respect of property development	**275,890**	29,508

At 31 December 2005, the Company did not have any outstanding capital commitments (2004: Nil).

(b) At 31 December 2005, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	2005	2004
	HK$'000	*HK$'000*
Not later than one year	**4,475**	3,202
Later than one year and not later than five years	**5,429**	3,202
After five years	**2,550**	3,216
	12,454	9,620

At 31 December 2005, the Company did not have any operating lease commitments (2004: Nil).

32. COMMITMENTS *(cont'd)*

(c) The Group leases out investment properties under operating leases which generally run for an initial period of one to three years. None of the leases includes contingent rentals.

At 31 December 2005, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	2005	2004
	HK$'000	*HK$'000*
Not later than one year	**11,226**	9,382
Later than one year and not later than five years	**5,828**	7,919
	17,054	17,301

At 31 December 2005, the Company did not have any future lease receipts (2004: Nil).

33. RELATED PARTY TRANSACTIONS

The Directors consider the immediate holding company to be June Glory International Limited, a company incorporated in the British Virgin Islands; the intermediate holding company to be China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"), a company incorporated in Hong Kong; and the ultimate holding company to be China Minmetals Corporation ("**China Minmetals**"), a company incorporated in the PRC.

The Group had the following material transactions and balances with related parties, which were carried out in the ordinary and normal course of business of the Group:

	2005 *HK$'000*	2004 *HK$'000*
(a) Transactions with related parties		
Construction project management service revenue from a fellow subsidiary *(Note (i))*	**15,344**	8,009
Specialised construction revenue from related companies *(Note (ii))*	**30,206**	9,682
Rental expenses and license fees paid to fellow subsidiaries *(Note (iii))*	**1,354**	968
Loan interest costs to a fellow subsidiary *(Note (iv))*	**1,037**	–
Advanced payment to a related company for a specialised construction contract *(Note (ii))*	**2,632**	–
Proceed from disposal of factory to a local government in the PRC *(Note (ii))*	**10,133**	–
(b) Balances with related parties		
Contract receivable from a fellow subsidiary for construction project management services *(Note (i))*	**2,562**	–
Progress payment from a fellow subsidiary for construction project management services *(Note (i))*	**–**	810
Contract and other receivables from related companies for specialised construction contracts *(Note (ii))*	**15,901**	2,641
Contract payable to a related company for a real estate development project *(Note (ii))*	**34,528**	33,768
Contract and retention payables to a related company for a specialised construction contract *(Note (ii))*	**22,540**	5,138
Short-term loan from a fellow subsidiary *(Note (iv))*	**48,055**	–
Loan interest payable to a fellow subsidiary *(Note (iv))*	**84**	–
(c) Key management compensation		
Salaries and short-term employee benefits	**5,401**	5,564
Pension costs – defined contribution plans	**60**	60
	5,461	5,624

33. RELATED PARTY TRANSACTIONS *(cont'd)*

Notes:

(i) Details of the construction project management agreement dated 29 July 2004 entered into between a subsidiary and a fellow subsidiary of the Company have been published in the Company's announcement dated 29 July 2004. The transaction constituted a connected transaction as defined in the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**").

(ii) As China Minmetals is a state-owned enterprise, the government of the PRC ("**PRC Government**") is considered as the Company's ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to China Minmetals, directly or indirectly controlled by the PRC Government are also considered as related parties of the Group. Since many state-controlled enterprises have multi-layered and diversified corporate structure and the structure may also change over time as a result of transfers and privatisation programmes, to balance the cost and benefit in making disclosure, the Group has only disclosed material transactions with such stated-controlled enterprises.

(iii) The transactions constituted continuing connected transactions as defined in the Listing Rules.

(iv) The short-term loan from a fellow subsidiary made on 24 August 2005, for working capital purposes to a subsidiary of the Company for a term of 6 months bearing interest at the rate of 5.74% per annum, is secured by a corporate guarantee from Minmetals HK. The transaction constituted a connected transaction as defined in the Listing Rules.

34. EVENTS AFTER THE BALANCE SHEET DATE

On 11 April 2006, a shareholders' agreement was entered into amongst Karman Industries Limited ("**KIL**"), Stillpower Limited ("**SL**") (both are indirect wholly owned subsidiaries of the Company), World Ocean Development Limited ("**WODL**") and Oriental Dragon Construction Limited ("**ODCL**"), pursuant to which ODCL will become a joint venture company, owned as to 71% by the Company through KIL and SL and 29% by WODL, upon completion of the share transfer. ODCL, through Dragon Construction (Nanjing) Properties Company Limited ("**Project Company**"), its wholly owned subsidiary established in the PRC on 5 January 2006, undertakes a residential property development project in Nanjing.

It is estimated that before financing from financial institutions is available, the Project Company would require an initial financing of approximately RMB180,000,000 (approximately HK$173,077,000) to meet the full payment of the relevant land premium and other preliminary expenses, of which approximately RMB172,237,000 (approximately HK$165,613,000) will be provided by the Group as loans to ODCL, while WODL will provide loans of approximately RMB7,763,000 (approximately HK$7,464,000) to ODCL and, together with its associates, pledge properties with acceptable values of approximately RMB44,437,000 (approximately HK$42,728,000) as securities to the Group in exchange for its provision of WODL's share of financing to ODCL.

Further details of the above transaction have been set out in the Company's announcement dated 11 April 2006.

1. MAJOR PROPERTIES HELD FOR INVESTMENT

Location	Existing use	Lease term
ONFEM Tower, 29 Wyndham Street, Central, Hong Kong Inland Lot No. 1005	Commercial	Long
Flat A on Level 8 of Yi Cui Court Crest Villa, Zhang Yang Road Pu Dong, Shanghai, the PRC	Residential	Long
Flat B on Level 8 of Yi Cui Court, Crest Villa, Zhang Yang Road, Pu Dong, Shanghai, the PRC	Residential	Long
Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong	Residential	Long
Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong	Residential	Long
Unit 2603 on 26th Floor, Block Q, Kornhill, Nos. 6-8 Hong On Street, Quarry Bay, Hong Kong	Residential	Long

2. MAJOR PROPERTY UNDER DEVELOPMENT

Location	Stage of completion	Expected completion date	Intended use	Site area/gross floor area (square metre)	The Group's interest
At the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	Substructure completed	December 2007	Residential and commercial	16,454/87,916	100%

	2005	2004	2003	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(restated)	*(restated)*	*(restated)*	*(restated)*
Results					
Turnover	**231,322**	86,605	160,941	332,168	315,580
Operating profit/(loss)	**25,090**	87,576	(32,334)	(128,522)	(374,072)
Finance costs	**(583)**	(1,385)	(4,860)	(7,703)	(8,731)
Profit/(loss) before tax	**24,507**	86,191	(37,194)	(136,225)	(382,803)
Income tax	**3,642**	(1,082)	(95)	(363)	(13,944)
Profit/(loss) for the year	**28,149**	85,109	(37,289)	(136,588)	(396,747)
Profit/(loss) attributable to:					
Equity holders of the Company	**28,149**	85,109	(35,739)	(136,854)	(373,734)
Minority interests	**-**	–	(1,550)	266	(23,013)
Assets and liabilities					
Non-current assets	**309,788**	286,360	252,196	259,105	315,494
Current assets	**528,647**	449,093	524,806	680,859	871,162
Total assets	**838,435**	735,453	777,002	939,964	1,186,656
Capital and reserves attributable to equity holders of the Company	**600,034**	561,060	474,707	499,058	636,119
Minority interest	**-**	–	25,033	26,491	26,187
Total equity	**600,034**	561,060	499,740	525,549	662,306
Non-current liabilities	**7,325**	7,039	12,154	13,805	15,787
Current liabilities	**231,076**	167,354	265,108	400,610	508,563
Total liabilities	**238,401**	174,393	277,262	414,415	524,350
Total equity and liabilities	**838,435**	735,453	777,002	939,964	1,186,656

	二零零五年 千港元	二零零四年 千港元 (經重列)	二零零三年 千港元 (經重列)	二零零二年 千港元 (經重列)	二零零一年 千港元 (經重列)
業績					
營業額	**231,322**	86,605	160,941	332,168	315,580
經營溢利／(虧損)	**25,090**	87,576	(32,334)	(128,522)	(374,072)
財務成本	**(583)**	(1,385)	(4,860)	(7,703)	(8,731)
除税前溢利／(虧損)	**24,507**	86,191	(37,194)	(136,225)	(382,803)
所得税	**3,642**	(1,082)	(95)	(363)	(13,944)
本年度溢利／(虧損)	**28,149**	85,109	(37,289)	(136,588)	(396,747)
溢利／(虧損)歸屬於:					
本公司股權持有人	**28,149**	85,109	(35,739)	(136,854)	(373,734)
少數股東權益	**–**	–	(1,550)	266	(23,013)
資產與負債					
非流動資產	**309,788**	286,360	252,196	259,105	315,494
流動資產	**528,647**	449,093	524,806	680,859	871,162
資產總額	**838,435**	735,453	777,002	939,964	1,186,656
本公司股權持有人之資本及儲備	**600,034**	561,060	474,707	499,058	636,119
少數股東權益	**–**	–	25,033	26,491	26,187
權益總額	**600,034**	561,060	499,740	525,549	662,306
非流動負債	**7,325**	7,039	12,154	13,805	15,787
流動負債	**231,076**	167,354	265,108	400,610	508,563
負債總額	**238,401**	174,393	277,262	414,415	524,350
權益及負債總額	**838,435**	735,453	777,002	939,964	1,186,656

持作投資用途之主要物業

地點	現時用途	租賃期
香港中環雲咸街29號 東方有色大廈 內地段1005號	商業	長期
中國上海浦東張楊路海怡別墅 怡翠閣8樓A室	住宅	長期
中國上海浦東張楊路海怡別墅 怡翠閣8樓B室	住宅	長期
香港灣仔太源街38號太源閣19樓D室	住宅	長期
香港柴灣盛泰道100號杏花村2座8樓6室	住宅	長期
香港鰂魚涌康安街6-8號康怡花園Q座26樓2603室	住宅	長期

2. 主要發展中物業

地點	施工階段	預期落成日期	擬定用途	地盤面積／總樓面面積（平方米）	本集團的權益
中國廣東省 珠海市 香洲區吉大海景路 與海洲路交界	地下結構 工程完成	二零零七年 十二月	住宅及商業	16,454/87,916	100%

33. 關聯方交易（續）

附註：

(i) 本公司旗下附屬公司與同系附屬公司於二零零四年七月二十九日訂立了建築項目管理協議，有關詳情已於本公司日期為二零零四年七月二十九日之公佈中披露。有關交易構成聯交所證券上市規則（「**上市規則**」）所界定之關連交易。

(ii) 由於中國五礦為中國政府管理之國有企業，中國政府因此被視為本公司之最終控制方。除中國五礦外，由中國政府直接或間接控制之國有企業及其附屬公司亦被視為本集團之關聯公司。由於很多國有企業擁有多層及分散之公司架構，且架構亦可能因轉讓及私營化計劃而有變，為平衡在作出披露之成本及效益，本集團只披露與該等國有企業進行之重大關聯方交易。

(iii) 有關交易構成上市規則所界定之持續關連交易。

(iv) 一間同系附屬公司於二零零五年八月二十四日向本公司一間附屬公司提供為期六個月並按年息率5.74%計息之短期貸款以作營運資金用途，並以香港五礦提供之公司保證作抵押。有關交易構成上市規則所界定之關連交易。

34. 資產負債表結算日後事項

於二零零六年四月十一日，金文實業有限公司（「**金文實業**」）、Stillpower Limited（「**SL**」）（兩間均為本公司之間接全資附屬公司）、威洋發展有限公司（「**威洋發展**」）及東方龍建有限公司（「**東方龍建**」）訂立股東協議。據此，於股權轉讓完成後，東方龍建將成為一間合資公司，而本公司將透過金文實業及SL持有其71%權益，而餘下29%權益則由威洋發展持有。東方龍建透過其於二零零六年一月五日於中國成立之全資附屬公司龍建（南京）置業有限公司（「**項目公司**」）進行一項位於南京之住宅物業發展項目。

估計在取得財務機構提供融資前，項目公司須取得初步融資約180,000,000元人民幣（約173,077,000港元），以全數支付有關地價款及其他前期開支，當中約172,237,000元人民幣（約165,613,000港元）將由本集團以貸款形式提供予東方龍建，而威洋發展將提供貸款約7,763,000元人民幣（約7,464,000港元）予東方龍建，並連同其聯繫人把可接受價值約為44,437,000元人民幣（約42,728,000港元）之物業抵押予本集團，作為本集團代為提供威洋發展原應按其股權部份提供予東方龍建之融資的抵押。

上述交易之進一步資料載於本公司日期為二零零六年四月十一日之公佈內。

33. 關聯方交易

董事認為，直接控股公司為在英屬處女群島註冊成立之June Glory International Limited；居間控股公司為在香港註冊成立之中國五礦香港控股有限公司（「**香港五礦**」）；而最終控股公司則為在中國註冊成立之中國五礦集團公司（「**中國五礦**」）。

本集團與關聯方於本集團日常及一般業務過程中進行之重大交易及結餘如下：

(a) 與關聯方之交易

	二零零五年 *千港元*	二零零四年 *千港元*
向同系附屬公司收取建築項目管理服務收入*（附註(i)）*	**15,344**	8,009
向關聯公司收取專業建築收入*（附註(ii)）*	**30,206**	9,682
向同系附屬公司支付租金費用及特許租用費*（附註(iii)）*	**1,354**	968
同系附屬公司之貸款利息成本*（附註(iv)）*	**1,037**	–
就一項專業建築合約向一間關聯公司預付款項*（附註(ii)）*	**2,632**	–
向中國地方政府出售廠房而收取之款項*（附註(ii)）*	**10,133**	–

(b) 與關聯方之結餘

	二零零五年 *千港元*	二零零四年 *千港元*
就建築項目管理服務而應收一間同系附屬公司之合約款項*（附註(i)）*	**2,562**	–
一間同系附屬公司就建築項目管理服務而預付之進度款*（附註(i)）*	**–**	810
就專業建築合約而應收關聯公司之合約及其他款項*（附註(ii)）*	**15,901**	2,641
就一項房地產開發項目而應付一間關聯公司之合約款項*（附註(ii)）*	**34,528**	33,768
就一項專業建築合約而應付一間關聯公司之合約款項及保固金*（附註(ii)）*	**22,540**	5,138
一間同系附屬公司提供之短期貸款*（附註(iv)）*	**48,055**	–
應付予一間同系附屬公司之貸款利息*（附註(iv)）*	**84**	–

(c) 主要管理人員之薪酬

	二零零五年 *千港元*	二零零四年 *千港元*
薪酬及短期僱員福利	**5,401**	5,564
退休金成本 – 定額供款計劃	**60**	60
	5,461	5,624

32. 承擔（續）

(c) 本集團根據營運租賃租出投資物業，首次租賃期一般為一至三年。租約並無包括或然租金。

於二零零五年十二月三十一日，本集團根據不可撤回之營運租賃而於未來收取之最低租金如下：

	二零零五年 *千港元*	二零零四年 *千港元*
一年內	**11,226**	9,382
一年後但五年內	**5,828**	7,919
	17,054	17,301

於二零零五年十二月三十一日，本公司並無任何未來租金收入（二零零四年：無）。

31. 或然負債

本公司：

(a) 就附屬公司獲授之銀行信貸而與數間銀行簽立企業擔保約為194,400,000港元（二零零四年：21,600,000港元）。於二零零五年十二月三十一日，已使用之銀行信貸約為18,528,000港元(二零零四年：1,452,000港元)；及

(b) 就一間附屬公司所承辦之專業建築合約向有關僱主提供約8,993,000港元（二零零四年：無）之保證函，其關乎該僱主就上述合約而已支付予該附屬公司之預付款。

32. 承擔

(a) 本集團於二零零五年十二月三十一日之未償付資本承擔如下：

	二零零五年 千港元	二零零四年 千港元
有關物業發展之已訂約但未撥備之承擔	**275,890**	29,508

於二零零五年十二月三十一日，本公司並無任何資本承擔（二零零四年：無）。

(b) 於二零零五年十二月三十一日，本集團根據不可撤回之營運租賃而於未來支付之最低租賃付款如下：

	二零零五年 千港元	二零零四年 千港元
一年內	**4,475**	3,202
一年後但五年內	**5,429**	3,202
五年後	**2,550**	3,216
	12,454	9,620

於二零零五年十二月三十一日，本公司並無任何營運租賃之承擔（二零零四年：無）。

30. 綜合現金流量表附註

除稅前溢利與經營業務所得／(所用)現金之對賬：

	二零零五年 千港元	二零零四年 千港元
除稅前溢利	**24,507**	86,191
利息收入	**(2,358)**	(2,383)
利息支出	**583**	1,385
折舊	**2,929**	3,220
土地契約溢價之攤銷	**–**	113
商譽及負商譽攤銷	**–**	(3,954)
投資物業重估收益	**(15,196)**	(23,633)
租賃土地及土地使用權之減值虧損	**–**	1,798
撥回物業、廠房及設備減值虧損撥備	**–**	(405)
出售物業、廠房及設備之收益	**(6,215)**	(294)
不合併附屬公司之收益	**–**	(78,707)
其他資產減值虧損	**1,312**	–
發展中物業撥備	**–**	25,000
陳舊存貨撥備／(撥備撥回)	**398**	(636)
撥回應收款項減值撥備	**(5,300)**	(9,295)
按公平值透過損益列賬之財務資產／買賣證券的未變現收益	**(289)**	(347)
撥回銀行擔保撥備	**–**	(10,148)
證券投資之股息收入	**(393)**	(449)
前少數投資者豁免債務	**–**	(3,051)
營運資本變動前之經營虧損	**(22)**	(15,595)
非流動部份之應收保固金增加	**(3,660)**	(272)
其他資產減少	**55**	22
存貨增加	**(6,449)**	(6,670)
應收一間同系附屬公司款項減少	**–**	1
應收一位少數投資者款項減少	**–**	37
貿易及其他應收款項增加	**(73,192)**	(4,044)
應收／應付客戶之合約工程總額減少淨額	**130**	2,722
已抵押存款減少	**33,100**	15,110
應付少數投資者款項減少	**–**	(690)
貿易及其他應付款項增加／(減少)	**49,034**	(22,304)
其他負債增加	**286**	649
匯兌調整	**1,900**	2,480
經營業務所得／(所用)現金	**1,182**	(28,554)

29. 退休金責任

本集團為其香港之合資格僱員參與定額供款退休金計劃及強制性公積金(「**強積金**」)計劃。

本集團為其聘用之若干合資格僱員(「**該等僱員**」)提供一項定額供款退休金計劃。本集團須按該等僱員月薪5%作為計劃之每月供款。而倘參與此定額供款計劃之該等僱員自加入本集團之日起計服務滿10年,則可於退休或離職時領取僱主之100%供款連同應計利息。倘自加入本集團之日起計服務滿2年但少於10年者,則可領取僱主供款之20%至90%。

根據強積金計劃,本集團於香港的各附屬公司及該等未能參與前述之退休金計劃之僱員須每月分別按僱員根據強積金法例定義的現金收入5%作出供款。香港各附屬公司及僱員之供款上限均為每位僱員每月1,000港元,超過此數額之額外供款屬自願性質,並不受任何限制。強積金供款在支付予強積金計劃認可信託人後即時全數歸屬僱員所有,作為應計利益。用應計利益作投資所產生之投資收入或溢利(經計及該投資所產生之任何虧損後)亦即時歸屬予僱員。除了強制供款外,僱員在服務滿10年後離職時、或到達退休年齡退休時(不論服務年期長短)、或身故時、或因完全喪失行為能力而不再為僱員時,均享有僱主之100%自願供款連同投資收入。此外,僱員在服務滿2年但少於10年後,可按20%至90%之比例,享有僱主之自願供款連同投資收入。

本集團之退休金計劃及強積金計劃供款於應付時列作開支,並可以僱員在全數獲得供款前退出計劃之沒收供款而扣減。年內已動用合共約57,000港元之已沒收供款(二零零四年:61,000港元),而於二零零五年十二月三十一日並無未動用之沒收供款。

根據中國之法規規定,本集團為其中國之僱員就當地政府所規定向國家資助退休計劃供款。除僱員按其基本薪金供款10%至22%外,本集團需根據地方政府之規定按中國之僱員基本薪金8%向該計劃供款。除此筆每年之供款外,本集團並無其他實際繳付退休金或退休福利之責任。

28. 短期借款（續）

(a) 銀行信貸

本集團於二零零五年十二月三十一日之銀行信貸額度（包括銀行借款）合共約為194,685,000港元（二零零四年：50,262,000港元），而同日之未動用信貸約為176,011,000港元（二零零四年：13,295,000港元）。信貸之抵押包括：

(i) 本集團約5,000,000港元（二零零四年：38,100,000港元）之定期存款，包括本公司之定期存款5,000,000港元（二零零四年：9,500,000港元）；

(ii) 賬面值分別約236,299,000港元（二零零四年：215,000,000港元）及約8,753,000港元（二零零四年：無）之投資物業及租賃土地及樓宇；及

(iii) 本公司所作之企業擔保。

(b) 所有短期借款均按浮動利率計算。於資產負債表結算日之實際利率如下：

	二零零五年		二零零四年	
	港元	*人民幣*	*港元*	*人民幣*
銀行透支，有抵押	**7.75%**	–	5.00%	–
銀行定期借款，有抵押	–	**5.58%**	–	5.51%
一間同系附屬公司之貸款，有抵押	–	**5.74%**	–	–

(c) 短期借款之賬面值與彼等之公平值相若，並以下列貨幣列賬：

	二零零五年 *千港元*	二零零四年 *千港元*
港元	**1,103**	1,158
人民幣	**61,991**	41,973
	63,094	43,131

27. 貿易及其他應付款項（續）

(b) 撥備

	本公司	
	二零零五年	二零零四年
	千港元	千港元
於一月一日之結餘	–	50,078
本年度撥備	**18,237**	–
付款	–	(28,459)
未動用金額撥回	–	(21,619)
於十二月三十一日之結餘	**18,237**	–

此款項為就附屬公司獲授銀行信貸額度而提供之企業擔保之撥備。

28. 短期借款

	本集團	
	二零零五年	二零零四年
	千港元	千港元
銀行透支，有抵押（*附註23*）	**1,103**	1,158
銀行定期借款，有抵押	**13,936**	35,247
銀行借款，有抵押(a)	**15,039**	36,405
前少數投資者之貸款	–	6,726
一間同系附屬公司之貸款，有抵押（*附註33*）	**48,055**	–
	63,094	43,131

27. 貿易及其他應付款項

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
貿易、票據及合約應付款項(a)	**99,794**	75,301	**–**	–
應付保固金	**10,453**	6,436	**–**	–
應計費用及其他應付款項	**38,459**	24,804	**3,078**	2,730
撥備(b)	**–**	–	**18,237**	–
臨時收款	**7,699**	103	**–**	–
已收租金按金	**1,195**	1,922	**–**	–
	157,600	108,566	**21,315**	2,730

(a) 貿易、票據及合約應付賬款之賬齡分析如下:

	本集團	
	二零零五年	二零零四年
	千港元	千港元
0－30日	**25,617**	14,024
31－60日	**10,161**	11,504
61－90日	**3,821**	1,151
超過90日	**60,195**	48,622
	99,794	75,301

貿易、票據及合約應付款項之賬面值乃以下列貨幣列賬:

	本集團	
	二零零五年	二零零四年
	千港元	千港元
港元	**2,599**	6,357
人民幣	**96,257**	68,249
美元	**568**	509
其他貨幣	**370**	186
	99,794	75,301

26. 遞延稅項

遞延稅項資產之變動如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
於一月一日之結餘	**932**	932
在收益表確認	**–**	–
於十二月三十一日之結餘	**932**	932

年內遞延稅項負債之變動如下：

	二零零五年	二零零四年
	千港元	*千港元*
於一月一日之結餘	**105**	–
在收益表確認	**–**	105
於十二月三十一日之結餘	**105**	105

就結轉之稅務虧損而確認的遞延所得稅資產僅限於有關的稅務利益可透過未來應課稅溢利實現的部份。於二零零五年十二月三十一日，本集團於香港之可結轉以抵銷未來應課稅收入而未確認之稅務虧損約為215,180,000港元（二零零四年：260,816,000港元），而該等稅務虧損並無屆滿日期。此外，本集團於二零零五年十二月三十一日在中國之未確認稅務虧損約為24,278,000港元（二零零四年：26,588,000港元），而該等稅務虧損將於五年內屆滿。

25. 儲備 *(續)*

(b) 本公司

	股份溢價	實繳盈餘(c)	資本贖回儲備	累計虧損	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零四年一月一日之結餘	409,738	575,220	769	(503,323)	482,404
年度溢利	–	–	–	21,278	21,278
於二零零四年十二月三十一日之結餘	**409,738**	**575,220**	**769**	**(482,045)**	**503,682**
本年度溢利	**–**	**–**	**–**	**1,345**	**1,345**
於二零零五年十二月三十一日之結餘	**409,738**	**575,220**	**769**	**(480,700)**	**505,027**

(c) 實繳盈餘主要指本公司於收購ONFEM Investments Limited股份之公平值高出本公司根據一九九一年十一月十九日之股份交換協議發行新股之股份面值數額。

根據百慕達公司法規定，實繳盈餘可供分派予股東，但在下列情況下公司不能宣派或派發股息或分派實繳盈餘：(i)倘本公司現時或於作出分派後未能支付到期債務，或(ii)本公司資產之可變現價值低於其負債、已發行股本及股份溢價之總和。

(d) 本公司於二零零五年十二月三十一日可供分派予股東之儲備總額約為95,289,000港元（二零零四年：93,944,000港元）。

25. 儲備

(a) 本集團

	股份溢價	實繳盈餘(c)	資本贖回儲備	可供出售財務資產重估儲備	匯兌儲備	累計虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日之結餘	409,738	601,415	769	11,520	(1,601)	(624,352)	397,489
匯兌調整	–	–	–	–	2,247	–	2,247
一間附屬公司清盤而釋放之儲備	–	(1,003)	–	–	–	–	(1,003)
年度溢利，經重列	–	–	–	–	–	85,109	85,109
於二零零四年十二月三十一日之結餘	409,738	600,412	769	11,520	646	(539,243)	483,842
二零零五年一月一日之結餘，如前呈報	**409,738**	**600,412**	**769**	**11,520**	**646**	**(539,243)**	**483,842**
因採納財務準則第3號而自賬目中剔除負商譽所作出之期初調整（見附註2(a)）	**–**	**–**	**–**	**–**	**–**	**7,467**	**7,467**
於二零零五年一月一日之結餘，經重列	**409,738**	**600,412**	**769**	**11,520**	**646**	**(531,776)**	**491,309**
匯兌調整	**–**	**–**	**–**	**–**	**2,458**	**–**	**2,458**
可供出售財務資產之重估盈餘	**–**	**–**	**–**	**900**	**–**	**–**	**900**
本年度溢利	**–**	**–**	**–**	**–**	**–**	**28,149**	**28,149**
於二零零五年十二月三十一日之結餘	**409,738**	**600,412**	**769**	**12,420**	**3,104**	**(503,627)**	**522,816**

24. 股本（續）

(a) 購股權

於二零零三年五月二十九日，本公司採納一項購股權計劃。據此，董事可酌情邀請任何曾對或將會對本集團作出貢獻之人士接納購股權，而每批授出購股權之象徵式代價為10港元。

(i) 購股權於二零零四年三月十五日根據購股權計劃授出，其行使期為期三年，自各有關董事或僱員接納購股權當日起計，至該三年期間結束之日止。於二零零五年十二月三十一日，已授出而尚未行使之購股權之詳情如下:

參與者類別	購股權行使期	行使價 *港元*	購股權數目 *(千股)*
董事	二零零四年三月十六日至 二零零七年三月十五日	0.83	**12,000**
僱員	二零零四年三月十七日至 二零零七年四月二十六日	0.83	**8,100**
			20,100

(ii) 未行使之購股權數目之變動如下:

	二零零五年 購股權數目 *(千股)*	二零零四年 購股權數目 *(千股)*
於一月一日之結餘	**20,900**	–
已授出	**–**	21,100
已失效	**(800)**	(200)
於十二月三十一日之結餘	**20,100**	20,900

23. 現金及現金等價物（續）

(a) 現金及銀行存款之賬面值乃以下列貨幣列賬：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
港元	**25,900**	67,459	**5,569**	39,511
人民幣	**72,970**	17,355	**–**	–
美元	**44,433**	36,025	**44,407**	35,946
其他貨幣	**44**	–	**–**	–
	143,347	120,839	**49,976**	75,457

24. 股本

	二零零五年		二零零四年	
	股數	金額	股數	金額
	（千股）	*千港元*	*（千股）*	*千港元*
法定：				
每股面值0.1港元普通股	**2,000,000**	**200,000**	2,000,000	200,000
已發行及繳足：				
每股面值0.1港元普通股	**772,182**	**77,218**	772,182	77,218

22. 按公平值透過損益列賬之財務資產／買賣證券

	本集團	
	二零零五年	二零零四年
	千港元	千港元
按公平值:		
香港上市之股本證券	**2,778**	2,489

23. 現金及現金等價物

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
銀行存款	**143,299**	120,703	**49,976**	75,457
庫存現金	**48**	136	**–**	–
現金及銀行存款(a)	**143,347**	120,839	**49,976**	75,457
銀行透支 *(附註28)*	**(1,103)**	(1,158)	**–**	–
	142,244	119,681	**49,976**	75,457

20. 貿易及其他應收款項（續）

(a) 貿易及合約應收款項，淨額（續）

貿易及合約應收款項之賬面值乃以下列貨幣列賬：

	本集團	
	二零零五年	二零零五年
	千港元	千港元
港元	**13,135**	11,591
人民幣	**40,253**	9,952
美元	**29,782**	10,129
	83,170	31,672

21. 在建工程合約

	本集團	
	二零零五年	二零零四年
	千港元	千港元
已發生之合約成本加應佔溢利減可見將來之虧損	**112,699**	20,773
減：目前之工程進度賬款	**(111,955)**	(19,899)
	744	874
包括於流動資產╱（負債）之下列項目：		
應收客戶之合約工程總額	**744**	1,684
應付客戶之合約工程總額 ^	**–**	(810)
	744	874

於二零零五年十二月三十一日，計入於本集團非流動應收保固金及於附註20之本集團的貿易及其他應收款項內之客戶持有合約工程保固金分別約為4,539,000港元（二零零四年：879,000港元）及7,039,000港元（二零零四年：15,023,000港元）。

20. 貿易及其他應收款項

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	*千港元*	***千港元***	*千港元*
貿易及合約應收款項，淨額(a)	**83,170**	31,672	**–**	–
應收保固金（*附註21*）	**7,039**	15,023	**–**	–
按金	**52,242**	25,374	**650**	652
預付款項	**876**	910	**324**	387
其他	**18,655**	10,511	**28**	13
	161,982	83,490	**1,002**	1,052

(a) 貿易及合約應收款項，淨額

貿易及合約應收款項之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
0－30日	**40,924**	9,194
31－60日	**16,710**	5,340
61－90日	**6,898**	3,247
超過90日	**34,027**	33,148
	98,559	50,929
減：應收款項減值撥備	**(15,389)**	(19,257)
	83,170	31,672

就貿易應收款項而言，本集團一般自發票日期起給予30日至60日信貸期予客戶。合約應收款項之信貸期會根據合約條款之規定而有所不同。

19. 存貨

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
製造及貿易存貨		
原材料	**5,129**	5,603
在製品	**–**	196
製成品	**3,723**	3,542
	8,852	9,341
減:陳舊存貨撥備	**(2,759)**	(2,361)
製造及貿易存貨淨額	**6,093**	6,980
發展中物業 – 位於中國	**244,979**	231,787
減:可變現淨值撥備	**(36,276)**	(36,276)
發展中物業淨額(a)	**208,703**	195,511
	214,796	202,491

(a) 發展中物業

	二零零五年	二零零四年
	千港元	*千港元*
土地使用權	**77,342**	79,164
在建工程	**131,361**	116,347
	208,703	195,511

18. 可供出售財務資產／非買賣證券

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
於一月一日之結餘	**28,440**	28,440
重估盈餘轉撥入權益 *(附註25)*	**900**	–
於十二月三十一日之結餘	**29,340**	28,440

可供出售財務資產／非買賣證券包括下列各項：

	二零零五年	二零零四年
	千港元	*千港元*
股本證券：		
香港上市，按公平值	**29,340**	28,440
非上市證券，按成本	**243,600**	243,600
減：減值撥備	**(243,600)**	(243,600)
	–	–
	29,340	28,440

17. 附屬公司投資 *(續)*

(c) 以下為於二零零五年十二月三十一日主要附屬公司之名單：*(續)*

附屬公司名稱	註冊成立／營業地點	已發行／註冊及繳足股本詳情*(i)*	股權百分比 直接由本公司持有	股權百分比 間接由本公司持有	主要業務
燊利有限公司	香港	100股每股面值10港元	–	100	提供建築項目管理服務
珠海東方海天置業有限公司*(iv)*	中國	44,000,000元人民幣	–	100	物業發展

(i) 除另有指明外，所持有之股份類別均屬普通股。截至二零零五年十二月三十一日止年度內任何時間，各附屬公司無發行任何借貸股本。

(ii) 東莞百聞防火門有限公司(「**東莞百聞**」)乃一間於中國成立之中外合資合營企業，首次營運期為期12年直至二零零五年，其後進一步延展至二零一七年止，而本公司全資擁有之附屬公司百聞防火門(香港)有限公司(「**香港百聞**」)為其合營者。根據合營協議之條款，中方合營者有權享有每年固定分配金額60,000元人民幣，而香港百聞有權分享東莞百聞在扣除向中方合營者作出之分配後之所有溢利／虧損。

(iii) 上海金橋瑞和裝飾工程有限公司乃本公司之全資附屬公司，為一間於中國成立之外資企業，營運期為期15年，直至二零零八年止。

(iv) 珠海東方海天置業有限公司乃本公司之全資附屬公司，為一間於中國成立之外資企業，營運期為期8年，直至二零零七年止。

(d) 本公司已承諾繼續對若干附屬公司日後營運提供資助。

17. 附屬公司投資（續）

(c) 以下為於二零零五年十二月三十一日主要附屬公司之名單：（續）

附屬公司名稱	註冊成立／營業地點	已發行／註冊及繳足股本詳情*(i)*	股權百分比 直接由本公司持有	間接由本公司持有	主要業務
凌駿有限公司	香港	2股每股面值1港元	–	100	物業投資
東方有色有限公司	香港	2股每股面值1港元	–	100	投資控股
ONFEM Finance Limited	英屬處女群島／香港	1,000股每股面值1美元	100	–	為本集團其他公司提供融資服務
ONFEM Investments Limited	英屬處女群島／香港	100股每股10美元	100	–	投資控股
東方龍建有限公司	香港／香港及中國	10,000股每股面值1港元	–	100	投資控股
上海金橋瑞和裝飾工程有限公司*(iii)*	中國	2,040,000美元	–	100	設計及安裝玻璃幕牆及鋁窗
天業管理有限公司	香港	2股每股面值1港元	–	100	物業管理
溢成置業有限公司	香港／中國	2股每股面值1港元	–	100	物業投資
Virtyre Limited	香港	2股每股面值10港元	–	100	物業投資

17. 附屬公司投資（續）

(c) 以下為於二零零五年十二月三十一日主要附屬公司之名單：（續）

附屬公司名稱	註冊成立／營業地點	已發行／註冊及繳足股本詳情(i)	股權百分比 直接由本公司持有	股權百分比 間接由本公司持有	主要業務
銀豐集團有限公司	英屬處女群島／香港及中國	10,000股每股面值1美元及4股無投票權遞延股每股面值1美元	–	100	投資控股
富利暉有限公司	香港	2股每股面值1港元	–	100	物業投資
Geraldine Profits Limited	英屬處女群島／香港	1股面值1美元	–	100	證券買賣
鴻威置業有限公司	香港／中國	2股每股面值1港元	–	100	物業投資
積架發展有限公司	英屬處女群島	1股面值1美元	–	100	投資控股
積架石油化工有限公司	香港	10股每股面值100港元及20,000股無投票權遞延股每股面值100港元	–	100	潤滑油及化工產品製造及貿易
積架石油化工集團有限公司	英屬處女群島／香港及中國	100股每股面值1美元	–	100	投資控股

17. 附屬公司投資（續）

(a) 貸款予附屬公司中包括給予附屬公司之免息貸款約47,800,000港元（二零零四年：47,800,000港元），其餘款項乃按商業貸款利率計息。所有未償還貸款均為無抵押，並須應要求償還。

(b) 應收附屬公司款項為無抵押、免息及須應要求償還。

(c) 以下為於二零零五年十二月三十一日主要附屬公司之名單：

附屬公司名稱	註冊成立／營業地點	已發行／註冊及繳足股本詳情*(i)*	股權百分比 直接由本公司持有	股權百分比 間接由本公司持有	主要業務
慧珠發展有限公司	香港	1,000股 每股面值1港元	–	100	物業投資
爭輝有限公司	香港	500,000股 每股面值1港元	–	100	提供管理服務
輝中有限公司	香港	10,000股 每股面值1港元	–	100	物業投資
東莞百聞防火門有限公司*(ii)*	中國	12,062,711元人民幣	–	100	製造防火門
東昌（香港）有限公司	香港	2股每股面值1港元	–	100	物業投資
銀豐工程有限公司	香港／香港及中國	100股每股面值1港元及500,000股無投票權遞延股每股面值1港元	–	100	銷售及安裝防火材料及產品

16. 商譽(續)

(b) 商譽減值測試

商譽根據業務分類,分配至本集團可識辨之現金產生單位如下:

	二零零五年 千港元	二零零四年 千港元
專業建築	**19,383**	18,958

現金產生單位之可收回金額根據使用價值計算。計算方式利用現金流量預測,依據管理層批核之三年期財政預算。

在計算使用價值時所採用之銷售增長率及貼現率分別為5.00%及5.58%。

管理層根據過往表現及其對市場發展之預測釐定銷售增長率。所採用之貼現率為現金產生單位之借貸成本。

17. 附屬公司投資

	本公司 二零零五年 千港元	本公司 二零零四年 千港元
非上市股份投資,按成本	**695,296**	695,296
減:減值撥備	**(695,296)**	(695,296)
	–	–
貸款予附屬公司(a)	**51,423**	51,928
減:貸款予附屬公司之撥備	**(47,800)**	(47,800)
	3,623	4,128
應收附屬公司款項(b)	**1,032,171**	1,003,855
減:應收附屬公司款項之撥備	**(488,212)**	(511,674)
	543,959	492,181
	547,582	496,309

16. 商譽

(a) 自收購所得的商譽及負商譽如下：

	本集團		
	商譽	負商譽	淨額
	千港元	*千港元*	*千港元*
於二零零四年一月一日			
成本及賬面淨值	–	–	–
截至二零零四年十二月三十一日止年度			
期初賬面淨值	–	–	–
添置	20,275	(12,738)	7,537
攤銷	(1,317)	5,271	3,954
期末賬面淨值	18,958	(7,467)	11,491
於二零零四年十二月三十一日			
成本	20,275	(12,738)	7,537
累計攤銷及減值	(1,317)	5,271	3,954
賬面淨值	18,958	(7,467)	11,491
截至二零零五年十二月三十一日止年度			
期初賬面淨值，如前呈報	18,958	(7,467)	11,491
有關自賬目中剔除負商譽所作出之期初調整 *(見附註2(a))*	–	7,467	7,467
期初賬面淨值，經重列	18,958	–	18,958
匯兑差額	425	–	425
期末賬面淨值	19,383	–	19,383
於二零零五年十二月三十一日			
成本	**19,383**	–	**19,383**
累計攤銷及減值	–	–	–
賬面淨值	**19,383**	–	**19,383**

14. 物業、廠房及設備(續)

(b) 租賃土地及樓宇之賬面值分析如下:

	二零零五年 千港元	二零零四年 千港元
位於香港,按下列租約持有:		
長期租約(超過50年)	**8,753**	1,873
位於中國,按下列租約持有:		
長期租約(超過50年)	**–**	1,781
	8,753	3,654

賬面值約8,753,000港元(二零零四年:無)之租賃土地及樓宇已作為銀行借貸之抵押品(*附註28(a)*)。

15. 投資物業

	本集團 二零零五年 千港元	二零零四年 千港元
於一月一日之結餘	**229,890**	206,510
轉撥往物業、廠房及設備	**(5,187)**	(253)
重估收益	**15,196**	23,633
於十二月三十一日之結餘	**239,899**	229,890

投資物業於二零零五年十二月三十一日由獨立專業測量師世邦魏理仕有限公司重新估值。估值乃根據所有物業於一個活躍市場之現價釐定。

本集團之投資物業權益之賬面值分析如下:

	二零零五年 千港元	二零零四年 千港元
位於香港,按下列租約持有:		
長期租約(超過50年)	**236,299**	228,100
位於中國,按下列租約持有:		
長期租約(超過50年)	**3,600**	1,790

賬面值約236,299,000港元(二零零四年:215,000,000港元)之投資物業已作為銀行借貸之抵押品(*附註28(a)*)。

14. 物業、廠房及設備（續）

(a) 物業、廠房及設備之變動如下：（續）

	本集團					
	租賃土地及樓宇	租賃物業裝修	廠房及機器	傢俬、裝置及設備	車輛	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零四年十二月三十一日						
成本	4,827	9,355	7,585	5,476	4,767	32,010
累計折舊及減值	(1,173)	(7,389)	(5,800)	(3,665)	(3,810)	(21,837)
賬面淨值	3,654	1,966	1,785	1,811	957	10,173
截至二零零五年十二月三十一日止年度						
期初賬面淨值	3,654	1,966	1,785	1,811	957	10,173
匯兌差額	–	3	114	10	6	133
轉撥自投資物業	5,187	–	–	–	–	5,187
添置	–	759	882	1,448	904	3,993
出售	–	(8)	(739)	(460)	(4)	(1,211)
折舊	(88)	(1,372)	(457)	(588)	(424)	(2,929)
期末賬面淨值	8,753	1,348	1,585	2,221	1,439	15,346
於二零零五年十二月三十一日						
成本	**10,014**	**10,040**	**4,908**	**5,814**	**5,677**	**36,453**
累計折舊及減值	**(1,261)**	**(8,692)**	**(3,323)**	**(3,593)**	**(4,238)**	**(21,107)**
賬面淨值	**8,753**	**1,348**	**1,585**	**2,221**	**1,439**	**15,346**

14. 物業、廠房及設備

(a) 物業、廠房及設備之變動如下:

	本集團					
	租賃土地及樓宇	租賃物業裝修	廠房及機器	傢俬、裝置及設備	車輛	總額
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日						
成本	4,574	9,334	10,956	11,311	5,856	42,031
累計折舊及減值	(1,604)	(8,108)	(8,530)	(9,788)	(4,782)	(32,812)
賬面淨值	2,970	1,226	2,426	1,523	1,074	9,219
截至二零零四年十二月三十一日止年度						
期初賬面淨值	2,970	1,226	2,426	1,523	1,074	9,219
匯兑差額	–	–	–	3	5	8
添置	–	2,273	157	637	539	3,606
轉撥自投資物業	253	–	–	–	–	253
類別間轉撥	–	–	(227)	227	–	–
收購一間附屬公司	–	–	–	88	–	88
減值撥備撥回/(撥備)	493	–	–	(88)	–	405
出售	–	–	(61)	(73)	(52)	(186)
折舊	(62)	(1,533)	(510)	(506)	(609)	(3,220)
期末賬面淨值	3,654	1,966	1,785	1,811	957	10,173

10. 所得稅(續)

本集團就除稅前溢利之應繳稅額,與採用被合併公司溢利適用之加權平均稅率計算所得之理論數額的差異如下:

	二零零五年 千港元	二零零四年 千港元
除稅前溢利	**24,507**	86,191
按適用於有關國家之溢利之當地稅率計算之稅項	**4,351**	15,841
過往年度所得稅超額撥備	**(4,295)**	–
毋須課稅之收入	**(5,367)**	(22,587)
不可扣稅之開支	**2,898**	7,322
動用以前未確認之稅項虧損	**(1,229)**	–
未確認稅項虧損	–	506
所得稅(撥回)/支出	**(3,642)**	1,082

加權平均適用稅率為17.8%(二零零四年: 18.4%)。稅率下調乃由於本集團附屬公司於有關國家之盈利能力變動所致。

11. 本公司股權持有人應佔溢利

本公司股權持有人應佔綜合溢利包括已計入本公司財務報表中的溢利約1,345,000港元(二零零四年:21,278,000港元)。

12. 每股盈利

每股基本盈利之計算方法為將本公司股權持有人之應佔綜合溢利約28,149,000港元(二零零四年: 85,109,000港元)除以年內已發行普通股之加權平均數772,181,783股普通股(二零零四年: 772,181,783股普通股)。

年內不存在具攤薄潛力之股份。

13. 股息

董事不建議就截至二零零五年十二月三十一日止年度派發股息(二零零四年:無)。

10. 所得稅

由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備（二零零四年：無）。海外溢利之稅項乃以本年度估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

	二零零五年	二零零四年
	千港元	*千港元*
當期稅項－香港		
過往年度超額撥備	**(3,675)**	–
當期稅項－海外		
本年度撥備	**653**	977
過往年度超額撥備	**(620)**	–
	33	977
遞延稅項		
短暫時差之產生	**–**	105
	(3,642)	1,082

8. 僱員福利支出（續）

(b) 五名最高薪金人士（續）

酬金範圍如下：

	二零零五年	二零零四年
零至1,000,000港元	**1**	1
1,000,001港元至1,500,000港元	**–**	–
1,500,001港元至2,000,000港元	**1**	1
	2	2

年內，本集團概無向該等人士支付任何酬金作為加入本集團之獎勵或作為離任之補償（二零零四年：無）。

9. 財務成本

	二零零五年 *千港元*	二零零四年 *千港元*
銀行借款及透支		
須於五年內悉數償還	**2,000**	2,773
其他借款		
須於五年內悉數償還	**4,837**	316
融資租賃	**–**	6
	6,837	3,095
減：以資本化方式撥入發展中物業之借貸成本 (a)	**(6,254)**	(1,710)
	583	1,385

(a) 借貸成本按年利率5.58%至5.74%（二零零四年：5.31%至5.58%）予以資本化。

8. 僱員福利支出(續)

(a) 董事酬金(續)

於截至二零零四年十二月三十一日止年度,各董事之酬金詳情如下:

董事姓名	袍金	薪金、津貼及實物利益	酌情花紅	退休金僱主供款	總額
	千港元	千港元	千港元	千港元	千港元
林錫忠先生	–	–	–	–	–
王幸東先生	–	2,136	82	–	2,218
閻西川先生	–	1,300	50	60	1,410
錢文超先生	–	–	–	–	–
何小麗女士	–	1,040	46	–	1,086
林濬先生	300	–	–	–	300
馬紹援先生	310	–	–	–	310
譚惠珠女士	300	–	–	–	300
	910	4,476	178	60	5,624

年內,本集團概無向任何董事支付酬金作為加入本集團之獎勵或作為離任之補償(二零零四年:無),亦無任何董事就彼等在年內向本集團提供之服務放棄酬金(二零零四年:無)。

(b) 五名最高薪金人士

於截至二零零五年十二月三十一日止年度,本集團五名最高薪金人士包括三名(二零零四年:三名)執行董事,其酬金於上文(a)項中披露。年內其餘兩名(二零零四年:兩名)人士之酬金詳情如下:

	二零零五年	二零零四年
	千港元	千港元
薪金、津貼及實物利益	**2,557**	2,224
花紅	**149**	35
退休金僱主供款	**219**	198
	2,925	2,457

8. 僱員福利支出

	二零零五年 千港元	二零零四年 千港元
薪酬及薪金	**33,950**	34,248
未用年假撥備	**41**	20
撥回長期服務金撥備	**–**	(86)
退休金成本 – 定額供款計劃 *(附註29)*	**571**	1,051
	34,562	35,233

(a) 董事酬金

於截至二零零五年十二月三十一日止年度，本公司各董事（「**董事**」）之酬金詳情如下：

董事姓名	袍金 千港元	薪金、津貼及實物利益 千港元	酌情花紅 千港元	退休金僱主供款 千港元	總額 千港元
林錫忠先生	–	–	–	–	–
王幸東先生	–	**2,136**	–	–	**2,136**
閻西川先生	–	**1,300**	–	**60**	**1,360**
錢文超先生	–	–	–	–	–
何小麗女士	–	**1,040**	**15**	–	**1,055**
林濬先生	**300**	–	–	–	**300**
馬紹援先生	**310**	–	–	–	**310**
譚惠珠女士	**300**	–	–	–	**300**
	910	**4,476**	**15**	**60**	**5,461**

7. 經營溢利

經營溢利經扣除／(計入)以下各項後列賬：

	二零零五年 千港元	二零零四年 千港元
投資物業之租金及管理費收入總額	**(12,078)**	(10,620)
減：開支	**2,150**	2,185
	(9,928)	(8,435)
折舊	**2,929**	3,220
減：以資本化方式撥入發展中物業之折舊	**(193)**	(204)
	2,736	3,016
土地契約溢價之攤銷	**1,822**	9,873
減：以資本化方式撥入發展中物業之攤銷	**(1,822)**	(9,760)
	–	113
營運租賃費用－有關土地及樓宇之最低租賃付款	**4,441**	3,894
減：以資本化方式撥入發展中物業之金額	**(324)**	(260)
	4,117	3,634
售出存貨成本	**33,586**	27,245
核數師酬金	**1,620**	1,660
匯兌收益淨額	**(1,533)**	(1,129)
其他資產之減值虧損	**1,312**	–
僱員福利支出 *(附註8)*	**34,562**	35,233
未能提供租金收入之投資物業所產生的其他經營開支	**70**	745
陳舊存貨撥備／(撥備撥回)	**398**	(636)
撥回應收款項減值撥備(a)	**(5,300)**	(9,295)

(a) 撥回應收款項減值撥備中包括一筆約1,585,000港元(二零零四年：3,603,000港元)由本公司向前居間控股公司中國有色金屬(香港)集團有限公司(「**中國有色(香港)**」)提供貸款之撥備撥回。中國有色(香港)之清盤人已於年內支付上述款項，作為向中國有色(香港)無抵押債權人派付之中期償金。

5. 營業額及分類資料（續）

(b) 次要報告方式－地區分類（續）

	香港及澳門		中國		其他國家		總額	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
對外銷售	**24,549**	16,483	**206,378**	69,765	**395**	357	**231,322**	86,605
分類資產	**297,031**	291,152	**488,431**	327,578	**–**	13	**785,462**	618,743
資本開支	**1,118**	2,645	**2,875**	961	**–**	–	**3,993**	3,606

6. 其他收入

	二零零五年	二零零四年
	千港元	千港元
銀行存款利息收入	**2,358**	2,276
貸款予不合併附屬公司之利息收入	**–**	107
按公平值透過損益列賬之財務資產／買賣證券的未變現收益	**289**	347
投資收入（不包括股息收入）	**2,647**	2,730
出售物業、廠房及設備之收益	**6,215**	294
其他	**1,455**	–
	10,317	3,024

截至二零零五年十二月三十一日止年度來自上市及非上市投資之投資收入（包括股息收入）分別為682,000港元（二零零四年：796,000港元）及2,358,000港元（二零零四年：2,383,000港元）。

5. 營業額及分類資料（續）

(a) 主要呈報模式－業務分類（續）

其他分類資料

	房地產發展		專業建築		物業租賃		製造及貿易		證券投資及買賣	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資本開支	**537**	177	**1,985**	20	**737**	29	**548**	916	**–**	–
折舊	**238**	221	**467**	155	**117**	73	**942**	1,728	**–**	1
土地契約溢價之攤銷	**–**	–	**–**	113	**–**	–	**–**	–	**–**	–
投資物業重估收益	**–**	–	**–**	–	**15,196**	23,633	**–**	–	**–**	–
發展中物業撥備	**–**	25,000	**–**	–	**–**	–	**–**	–	**–**	–
於收益表中確認之減值虧損	**–**	–	**–**	88	**–**	–	**–**	1,798	**–**	–
其他非現金開支／（收入）	**–**	–	**–**	997	**–**	567	**(590)**	386	**(289)**	(347)

資本開支包括物業、廠房及設備之添置（附註14）。

(b) 次要報告方式－地區分類

本集團之業務分類主要於兩個地區經營：

香港及澳門：　專業建築、物業租賃、製造及貿易，以及證券投資及買賣

中國：　房地產發展、專業建築、物業租賃，以及製造及貿易

於呈列地區分類之資料時，銷售之呈列乃按客戶之地區位置為基準。分類資產及資本開支之呈列則按資產之地區位置為基準。

5. 營業額及分類資料（續）

(a) 主要呈報模式－業務分類（續）

分類資產及負債

	房地產發展		專業建築		物業租賃		製造及貿易		證券投資及買賣		總額	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產												
分類資產	**350,839**	253,817	**128,687**	74,969	**249,954**	236,058	**23,855**	22,722	**32,127**	31,177	**785,462**	618,743
未分配之企業資產											**52,973**	116,710
資產總額											**838,435**	735,453
負債												
分類負債	**43,640**	35,724	**88,530**	49,954	**4,890**	5,017	**5,595**	5,106	**–**	–	**142,655**	95,801
未分配之企業負債											**95,746**	78,592
負債總額											**238,401**	174,393

分類資產主要包括物業、廠房及設備、投資物業、商譽、可供出售財務資產、存貨、應收款項及營運現金。分類負債包括所有營運負債。

5. 營業額及分類資料（續）

(a) 主要呈報模式－業務分類（續）

分類收入及業績

	房地產發展		專業建築		物業租賃		製造及貿易		證券投資及買賣		總額	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收入												
外部客戶銷售	**14,995**	7,609	**144,075**	15,447	**12,078**	10,620	**59,781**	52,480	**393**	449	**231,322**	86,605
業績												
分類業績	**12,629**	(13,374)	**8,110**	(7,338)	**24,832**	31,259	**2,726**	835	**616**	708	**48,913**	12,090
不合併附屬公司之收益											**－**	78,707
撥回銀行擔保撥備											**－**	10,148
未分配成本											**(23,823)**	(13,369)
經營溢利											**25,090**	87,576
財務成本											**(583)**	(1,385)
所得稅											**3,642**	(1,082)
本年度溢利											**28,149**	85,109

未分配成本指企業開支及虧損減去企業收入及收益。

5. 營業額及分類資料

(a) 主要呈報模式－業務分類

根據其內部財務報告，本集團決定以業務分類作為主要呈報模式。為更有效配合本集團之業務發展，每一業務分類所包含之不同業務有所變更，去年之分類資料均予以重新分類，以供比較。於二零零五年十二月三十一日，本集團已將其業務劃分為下列各分類：

房地產發展：	發展住宅及商用物業，以及提供建築項目管理服務。
物業租賃：	從出租物業賺取租金收入，並就長遠而言，自物業升值中獲取收益。
製造及貿易：	製造及買賣潤滑油及化工產品。
證券投資及買賣：	買賣及投資證券。

年內之營業額包含以下項目：

	二零零五年 *千港元*	二零零四年 *千港元*
提供建築項目管理服務之收入	**14,995**	7,609
專業建築合約收入	**144,075**	15,447
投資物業租金及管理費收入總額	**12,078**	10,620
銷售潤滑油及化工產品之收入	**59,781**	52,480
證券投資股息收入	**393**	449
	231,322	86,605

4. 關鍵會計估算及判斷（續）

(b) 商譽

根據附註2(k)所載之會計政策，本集團會每年測試商譽有否出現減值情況。現金產生單位之可收回金額已按使用價值計算方式計算。此計算方式須使用估計數字（附註16）。

(c) 財務資產及負債之公平值估計

在活躍市場買賣的金融工具（例如可供出售財務資產）之公平值根據資產負債表結算日之市場報價列賬。本集團持有之財務資產之市場報價為當時買盤價。

貿易應收款項及應付款項之賬面值減估計信貸調整，被假定接近其公平值。作為披露目的，財務負債公平值之估計按未來合約現金流量以本集團可得之類似金融工具現有市場利率貼現計算。

(d) 在建工程合約

誠如附註2(o)所載之會計政策所述，就未完成項目之收入及溢利確認方式而言，其取決於估計建築合約成果總額，以及已完成工程。根據本集團之近期經驗及本集團承辦之建築活動性質，本集團作出估計時，乃基於工作進度已達充份程度，致使完成服務之成本及收益能可靠預計。因此，在達至有關階段前，於附註21內披露之應收客戶之合約工程總額不會包括本集團就已完成工程而最終可能取得之溢利。此外，成本總額或收入總額之實際結果可能會高於或低於資產負債表結算日之估計，並透過與記錄當日之金額的調整而影響於未來數年確認之收入及溢利。

(e) 所得稅

本集團在幾個司法管轄區須繳納所得稅。釐定所得稅撥備，需要作出重大判斷。日常之業務過程存在很多難以確定最終稅款之交易及計算。本集團估計是否需要繳納額外稅款，從而確認預期稅務問題中之稅務責任。若此等事件之最終稅務結果與最初記錄者不同，則其差額將影響作出此等釐定期內之所得稅及遞延稅項撥備。

3. 財務風險因素及管理

本集團在其日常業務過程中承受著外匯、信貸、流動資金及利率風險。本集團透過如下之財務管理政策及常規管理上述風險，尋求儘量減低其對本集團財務表現的潛在不利影響。

(a) 外匯風險

本集團主要投資於中國，故此承受人民幣產生之外匯風險。外匯風險來自商業交易、已確認資產及負債，以及海外業務之淨投資。預期人民幣之升值將會對本集團整體上有利。

(b) 信貸風險

本集團之信貸風險主要來自貿易及其他應收款項，而本集團並無重大集中的信貸風險。管理層設定了既定的信貸政策，並持續監察集團所面對之信貸風險。

(c) 流動資金風險

審慎的流動資金風險管理指維持充足的現金，以及透過已承諾信貸融資的足夠額度備有資金。管理層致力透過已承諾的可用信貸額度維持資金的靈活性。

(d) 利率風險

由於本集團並無重大計息資產，故本集團之收入及營運現金流量基本上不受市場利率波動之影響。本集團之利率風險來自按變動利率授出的貸款，其令本集團承受現金流量利率風險。鑑於本集團之所有借款均為短期、須於一年內償還及利率風險不大，故本集團並無利用利率掉期來對沖利率風險。

4. 關鍵會計估算及判斷

估算及判斷會被持續評估，並根據過往經驗及其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。

本集團對未來作出估算及假設。很大機會導致資產及負債之賬面值作出重大調整之估算及假設討論如下:

(a) 投資物業

本集團委聘世邦魏理仕有限公司為本集團之投資物業組合於二零零五年十二月三十一日之價值進行獨立估值。是項估值乃按香港測量師學會之物業估值標準進行，其給予市值之定義為「物業經過適當推銷後，自願買家及自願賣家於雙方均在知情、審慎及自願情況下於估值日進行公平交易之預計款額」。本集團投資物業之價值乃經參考市場上可取得之可供比較銷售交易憑證後計算所得。

2. 主要會計政策（續）

(u) 撥備及或然負債

如本集團因已發生之事件而產生現有法律或推定責任、較可能需要有資源流出以償付責任，及金額能可靠估計，則須確認撥備。

如有多項類似責任，其需要在償付中流出資源的可能性，則根據責任之類別作整體考慮。即使在同一責任類別所包含之任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

或然負債指因為過往事件而可能引起之承擔，其存在只能就一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會實現。或然負債亦可能是因為過往事件引致之現有承擔，但由於不大可能有經濟資源流出，或承擔金額未能可靠計量而未有記賬。

或然負債不會確認，但會在財務報表附註中披露。假若資源流出之可能性改變導致可能出現資源流出，則會確認為撥備。

(v) 借款

借款初步按公平值並扣除產生之交易成本確認。交易成本為取得、發行或出售某項財務資產或財務負債直接所佔之新增成本，包括支付予代理人、顧問、經紀及交易商之費用及佣金、監管機關及證券交易所之徵費，以及過戶及印花稅。借款其後按攤銷成本列賬；所得款（扣除交易成本）與贖回價值之任何差額利用實際利息法於借款期間內在收益表確認。

除非本集團有無條件權利將負債之結算遞延至資產負債表結算日後最少12個月，否則借款分類為流動負債。

(w) 比較數字

如有需要，比較數字已重新分類以符合本年度呈報方式之變動。

2. 主要會計政策 *(續)*

(s) 僱員福利

(i) 僱員應享假期

僱員在年假之權利在僱員應享有時確認，並會因應僱員於截至資產負債表結算日止期間提供服務而應享之年假之估計負債而作撥備。

僱員應享之病假及產假或陪妻分娩假，直至僱員休假時方會確認。

(ii) 退休金責任

集團公司參與多個退休金計劃。此等計劃一般透過向保險公司或受託管理基金付款而注資。本集團設有定額供款計劃。定額供款計劃是一項本集團向一個獨立實體支付固定供款之退休計劃。本集團作出供款後，即無進一步付款責任。供款在應付時確認為僱員福利開支，且可由全數歸屬供款前離開計劃之僱員所放棄之供款而減少。預付供款按照現金退款或可減少未來付款而確認為資產。

(iii) 以股份為基礎之補償

本集團設有一項以權益償付、以股份為基礎之補償計劃。僱員為獲取授予認股權而提供之服務之公平值確認為費用。在購股權行使時，收取的所得款項扣除任何直接應佔之交易成本後，撥入股本(面值)及股份溢價。

(iv) 終止服務權益

終止服務權益於僱用在正常退休日期前被終止，或當僱員接受自願遣散以換取此等福利時支付。本集團在可證明承諾如下時確認終止服務權益：根據一項詳細的正式計劃終止現有僱員的僱用(沒有撤回的可能)；或因為提出一項要約以鼓勵自願遣散而提供的終止服務權益。在資產負債表結算日後超過12個月支付的福利貼現為現值。

(t) 貿易及其他應付款項

貿易及其他應付款項初步以公平值確認，其後按攤銷成本列賬，但如折現影響不大的情況下，則按成本列賬。

2. 主要會計政策（續）

(o) 在建工程合約

倘建築合約成果不能可靠地估計，則合約收入只會根據有可能收回之已發生合約成本記賬。合約成本乃於產生時確認。

倘建築合約成果能可靠地估計，合約收入及合約成本將按合約期間分別確認為收入及開支。本集團採用完成百份比法為基準確定在某期間須記賬之收入及成本之適當金額，而完成階段乃參照已發生之合約成本相對合約之估計總成本百份比。如合約總成本超逾合約總收益，則預期虧損將即時確認為開支。

已產生之成本總額及於每份合約中確認之溢利或虧損與直至年結日之進度賬款作比較。如已發生之成本及已確認溢利（減已確認虧損）超逾進度賬款，則結餘將於流動資產下列作應收客戶之合約工程總額。如進度賬款超逾已發生成本加已確認溢利（減已確認虧損），則結餘將於流動負債下列作應付客戶之合約工程總額。

(p) 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資，以及銀行透支。

(q) 股本

普通股被列為權益。

(r) 遞延稅項

遞延稅項按資產及負債之稅基與其在財務報表之賬面值兩者之短暫時差以負債法作出全數撥備。遞延稅項採用在資產負債表結算日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率（及法例）而釐定。

遞延所得稅資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

2. 主要會計政策 *(續)*

(m) 存貨

(i) 製造及貿易

存貨按成本及可變現淨值兩者的較低者列賬。成本利用先進先出法釐定。製成品及在製品之成本包括設計成本、原材料、直接勞工、其他直接成本及相關的生產經常開支(依據正常營運能力),惟不包括借貸成本。可變現淨值為在一般業務過程中之估計銷售價,減適用之變動銷售費用。

(ii) 發展中物業

發展中物業指於在建土地及樓宇中之權益。

收購於營運租賃下持有之土地之成本於租賃期內以直線法攤銷。若該物業正在發展或重建中,其攤銷費用則包括在發展中物業之成本內。於所有其他情況下,期內之攤銷費用則即時支銷。

發展中物業按成本及可變現淨值之較低者列賬。成本包括原土地收購成本、土地使用權成本、所產生建築開支、該等物業之其他直接開發成本,包括已資本化之借貸成本 *(見附註2(g))* 及適當比例的經常開支。可變現淨值乃由董事按個別物業之現行市場價格預計所得之銷售所得款項,並扣除預期完成工程之費用及出售物業時涉及之費用。

(n) 貿易及其他應收款項

貿易及其他應收款項初步以公平值確認,其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款項之原有條款收回所有款項時,即就貿易及其他應收款項設定減值撥備。撥備金額為資產賬面值與按實際利率貼現之估計未來現金流量之現值兩者之差額。撥備金額在收益表確認。

2. 主要會計政策（續）

(l) 投資證券（續）

投資的購入及出售在交易日確認－交易日指本集團承諾購入或出售該資產之日。對於所有並非按公平值透過損益列賬之財務資產，投資首次按公平值加交易成本確認。當從投資收取現金流量之權利經已到期或經已轉讓，而本集團已將擁有權之所有風險及回報實際轉讓時，投資即終止確認。可供出售財務資產及按公平值透過損益列賬之財務資產其後按公平值列賬。因為「按公平值透過損益列賬之財務資產」類別之公平值變動而產生之已實現及未變現盈虧，列入產生期間之收益表內。被分類為可供出售之非貨幣證券公平值變動產生之未變現盈虧，在權益中確認。當分類為可供出售之證券被售出或減值時，累計公平值調整列入收益表作為證券投資之盈虧。有報價投資的公平值根據當時的買盤價計算。

本集團在每個資產負債表結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售之股權證券，在釐定證券是否已經減值時，會考慮證券公平值有否大幅或長期跌至低於其成本。若可供出售財務資產存在此等證據，累計虧損－按收購成本與當時公平值之差額，減該財務資產之前在收益表確認之任何減值虧損計算－自權益中剔除並在收益表記賬。在收益表確認之股權工具減值虧損不會透過收益表撥回。

2. 主要會計政策*(續)*

(j) 商譽

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司之淨可識辨資產公平值數額。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。出售某個實體之盈虧包括與被出售實體有關之商譽的賬面值。

(k) 資產減值

於每年及當有事件出現或情況改變顯示賬面值可能無法收回時進行資產減值檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量(現金產生單位)之最低層次組合。

(l) 投資證券

本集團將其證券投資(不包括附屬公司投資)分類為按公平值透過損益列賬之財務資產及可供出售財務資產。分類方式視乎購入投資目的而定。管理層在首次確認時釐定其投資的分類，並於每個報告日期重新評估有關指定。

(i) 按公平值透過損益列賬之財務資產

財務資產若在購入時主要用作在短期內出售或由管理層如此指定，則分類為此類別。在此類別的資產若為持作買賣或預期將於資產負債表結算日後12個月內變現，則分類為流動資產。

(ii) 可供出售財務資產

可供出售財務資產為非衍生工具，被指定為此類別或並無分類為任何其他類別。除非管理層有意在資產負債表結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。

2. 主要會計政策(續)

(i) 投資物業

為獲得長期租金收益或資本增值或兩者兼備而持有，且並非由本綜合集團內之公司佔用之物業列為投資物業。

投資物業包括以營運租賃持有的土地及樓宇。

投資物業最初按成本確認(包括相關交易成本)。在首次確認後，投資物業按公平值列賬。公平值根據活躍市場價格計算，如有需要就個別資產之性質、地點或狀況之任何差異作出調整。如沒有此項資料，本集團利用其他估值方法，例如較不活躍市場之近期價格或貼現現金流量預測法。此等估值法根據國際估值準則委員會發出之指引執行。此等估值每年由外聘估值師檢討。為繼續用作投資物業而正在重建或市場已變得不活躍之投資物業，繼續按公平值計量。

投資物業之公平值反映(包括其他)來自現有租賃之租金收入，及在現時市場情況下未來租賃之租金收入假設。公平值亦反映，在類似基準下物業預期之任何現金流出。

其後支出只有在與該項目有關之未來經濟利益有可能流入本集團，而該項目之成本能可靠計量時，才計入在資產之賬面值中。所有其他維修及保養成本在產生之財政期間內於收益表支銷。

公平值變動在收益表確認。

若投資物業變成業主自用，會被重新分類為物業、廠房及設備，其於重新分類日期之公平值，就會計目的而言變為其成本。現正興建或發展供日後用作投資物業之物業，被分類為物業、廠房及設備，並按成本列賬，直至建築或發展完成為止，屆時重新分類為投資物業並按投資物業記賬。

根據會計準則第16號，若物業、廠房及設備的某個項目因其用途改變而成為投資物業，該項目於轉撥日期之賬面值與公平值之任何差額在權益中確認為物業、廠房及設備之重估。然而，若公平值收益將以往之減值虧損撥回，該收益於收益表確認。

2. 主要會計政策 *(續)*

(g) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本,均資本化為資產之部份成本。

屬於合資格資產成本一部份之借貸成本在就資產產生開支時、借貸成本產生時及使資產投入原定用途或銷售所必須之準備工作進行期間開始資本化。在使合資格資產投入原定用途或銷售所必須之絕大部份準備工作中止或完成時,借貸成本便會暫停或停止資本化。

所有其他借貸成本均於發生年度內在收益表支銷。

(h) 物業、廠房及設備

物業、廠房及設備按歷史成本減折舊及減值虧損列賬。歷史成本包括收購該項目直接應佔之開支。

其後成本只有在與該項目有關之未來經濟利益有可能流入本集團,而該項目之成本能可靠計量時,才包括在資產之賬面值或確認為獨立資產(視何者適用)。所有其他維修及保養成本在產生之財政期間內於收益表支銷。

物業、廠房及設備之折舊採用以下之估計可使用年期將成本按直線法分攤計算:

租賃土地及樓宇	2%-5%
租賃物業裝修	剩餘租賃年期
廠房及機器	5%-25%
傢具、裝置及設備	15%-25%
車輛	20%-30%

資產之可使用年期在每個資產負債表結算日進行檢討,並在適當時調整。

若資產之賬面值高於其估計可收回價值,其賬面值即時撇減至可收回金額 *(見附註2(k))*。

2. 主要會計政策（續）

(e) 收入確認（續）

(iii) 合約收入

合約收入確認之會計政策載於附註2(o)。

(iv) 貨品銷售收入

貨品銷售收入於擁有權之風險及回報轉讓予買方時確認，一般與貨品傳送至客戶及所有權轉讓時間一致。

(v) 出售證券投資收入

出售證券投資之會計政策載於附註2(l)。

(vi) 股息收入

股息收入於收取款項之權利確定時確認。

(vii) 利息收入

利息收入採用實際利息法按時間比例基準確認。倘應收款項出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原有效利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款之利息收入確認為收取之現金，或若情況許可按成本收回基準計算確認。

(f) 租賃

(i) 營運租賃

如租賃擁有權之重大部份風險及回報由出租人保留，分類為營運租賃。根據營運租賃支付之款項（扣除自出租人收取之任何獎勵金後）於租賃期內以直線法在收益表支銷。

(ii) 融資租賃

如本集團持有租賃資產擁有權的差不多所有風險及回報，分類為融資租賃。融資租賃在租賃開始時按租賃物業之公平值及最低租賃付款現值兩者之較低者入賬。每項租賃付款均分攤為負債及財務開支，使財務費用佔融資結欠額之常數比率。相應租賃責任在扣除財務開支後計入流動及非流動借款內。財務費用之利息部份於租約期內在收益表確認，使財務費用與每個期間之負債餘額之比為常數定期利率。

2. 主要會計政策 *(續)*

(d) 外幣匯兌 *(續)*

(ii) 交易及結餘

外幣交易採用交易日之匯率換算為功能貨幣。除了符合在權益中遞延入賬之現金流量對沖及淨投資對沖外，結算此等交易產生之匯兌盈虧以及將外幣計值之貨幣資產及負債以年末匯率換算產生之匯兌盈虧在收益表確認。

非貨幣項目(例如按公平值持有透過損益列賬之權益工具)之換算差額呈報為公平值盈虧的一部份。非貨幣項目(例如分類為可供出售財務資產之權益)之換算差額包括在權益的重估儲備內。

(iii) 集團公司

功能貨幣與列賬貨幣不同之所有集團實體(當中沒有嚴重通脹貨幣)之業績及財務狀況按如下方法換算為列賬貨幣：

- 每份呈報之資產負債表內的資產及負債按該資產負債表日期之收市匯率換算；
- 每份收益表內之收入及費用按平均匯率換算(除非此匯率並不代表交易日期匯率之累計影響的合理約數；在此情況下，收支項目按交易日期之匯率換算)；及
- 所有由此產生之匯兌差額確認為權益之獨立組成項目。

收購海外實體產生之商譽及公平值調整視為該海外實體的資產及負債，並按收市匯率換算。

(e) 收入確認

(i) 出售已落成物業收入

出售已落成物業收入於物業所有權轉讓予買方時確認。

(ii) 營運租賃租金收入

營運租賃租金收入乃於租約期內按直線法確認。

2. 主要會計政策*（續）*

(b) 綜合賬目*（續）*

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

會計收購法乃用作本集團收購附屬公司之入賬方法。收購成本根據於交易日期所給予資產、所發行之股本工具及所產生或承擔之負債之公平值計算，另加該收購直接應佔之成本。在企業合併中所收購可識辨的資產以及所承擔之負債及或然負債，首先以彼等於收購日期之公平值計量，而不論任何少數股東權益之數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值之數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值之公平值，該差額直接在收益表確認*（見附註2(j)）*。

集團內公司之間的交易、交易之結餘及未變現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未變現虧損亦予以對銷。

在本公司之資產負債表內，附屬公司投資按成本扣除減值虧損撥備列賬。附屬公司之業績由本公司按已收及應收股息入賬。

(c) 分類報告

業務分類指從事提供產品或服務的一組資產及業務，其產品或服務之風險及回報與其他業務分類的不同。地區分類指在某個特定經濟環境中從事提供產品或服務，其產品或服務之風險及回報與在其他經濟環境中營運的分類的不同。

(d) 外幣匯兑

(i) 功能及列賬貨幣

本集團每個實體之財務報表所列項目均以該實體營運所在之主要經濟環境之貨幣計量（「**功能貨幣**」）。綜合財務報表以港幣呈報，港幣為本公司之功能及列賬貨幣。

2. 主要會計政策 *(續)*

(a) 編製基準 *(續)*

採納新訂／經修訂財務準則(續)

所有會計政策上之變動均根據個別準則之過渡條文作出。本集團採納之全部準則均具追溯效力，惟以下所載者除外：

- 會計準則第39號－不容許根據此準則按追溯基準入賬確認、自賬目中剔除及計算財務資產及負債；
- 會計準則第40號－由於本集團已採納公平值模式並公開披露投資物業之公平值，故鼓勵(惟非必須)本集團就呈報的最早期間(該公平值已公開披露)之保留盈利作出期初結餘調整，以及重列該等期間之比較資料。本集團已選擇重列二零零四年度比較數字。
- 財務準則第2號－只對所有於二零零二年十一月七日之後授出及於二零零五年一月一日仍未生效之股權工具具有追溯效力；及
- 財務準則第3號－於採納日期之後採用，並對二零零五年一月一日之保留盈利作出調整。

本集團並無提早採納下列已頒佈惟尚未生效之新財務準則或詮釋。採納有關準則或詮釋不會導致本集團之會計政策出現重大變動。

會計準則第1號(修訂)：	資本披露
會計準則第19號(修訂)：	僱員福利－精算盈虧、集體計劃及披露
會計準則第21號(修訂)：	匯率變更之影響－於外國業務之投資淨額
財務準則第7號：	金融工具：披露事項
香港財務準則詮釋第4號：	釐定一項安排是否包含租賃

(b) 綜合賬目

綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止之財務報表。

附屬公司指本集團有權管控其財政及營運政策而控制之所有實體(包括特殊目的實體)，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兌換之潛在投票權的存在及影響均予考慮。

2. 主要會計政策（*續*）

(a) 編製基準（*續*）

採納新訂／經修訂財務準則（續）

(vi) 採納財務準則第2號所產生之會計政策變動涉及以股份支付之款項。於二零零四年十二月三十一日以前，向僱員提供之購股權不會成為收益表中之支出項目。由二零零五年一月一日起，本集團將購股權之成本在收益表中列作支出。由於本集團於二零零五年一月一日並無任何未生效之購股權，故上年度之財務報表不受任何影響。

(vii) 採納財務準則第3號及會計準則第36號所產生之會計政策變動涉及商譽。截至二零零四年十二月三十一日止，

- 商譽乃於5至15年內按直線法攤銷，並於每個資產負債表結算日評估是否出現減值跡象。

- 負商譽按所購可折舊／可攤銷非貨幣資產之加權平均可用年期攤銷，惟涉及於收購日期已確認之預計未來虧損除外。在此情況下，負商譽於出現該等預計虧損時在收益表中予以確認。

根據財務準則第3號：

- 就過去已確認之商譽而言，本集團由二零零五年一月一日起停止攤銷，而於二零零四年十二月三十一日之累計攤銷則與商譽成本之相應減少部份互相對銷。截至二零零五年十二月三十一日止年度起，商譽每年以及在出現減值跡象時就減值進行測試。

- 就過去已確認之負商譽而言，於二零零五年一月一日結存之負商譽賬面值均自賬目中剔除，並對保留盈利之期初結餘作出相應調整。

2. 主要會計政策 *(續)*

(a) 編製基準 *(續)*

採納新訂／經修訂財務準則(續)

(i) 採納新訂／經修訂會計準則第1、2、7、8、10、11、12、14、16、18、19、21、23、24、27、33、37號、香港詮釋第4號、香港會計準則詮釋第15及27號並無導致本集團之會計政策出現重大變動。總括而言：

– 會計準則第1號影響少數股東權益及其他披露之呈列形式。

– 會計準則第24號影響關聯方之確認及若干其他關聯方披露。

– 會計準則第2、7、8、10、11、12、14、16、18、19、21、23、27、33、37號、香港詮釋第4號、香港會計準則詮釋第15及27號對本集團之會計政策影響不大。

(ii) 採納經修訂之會計準則第17號所產生之會計政策變動為將屬營運租賃的租賃土地及土地使用權由物業、廠房及設備重新歸類。就租賃土地及土地使用權預先支付之款項於租賃期內按直線法在收益表中列作支出；或如有減值，減值部份則在收益表中列作支出。倘某項土地及樓宇之租賃所涉及之租賃付款無法可靠地分配為土地及樓宇兩部份，整項租賃則列作融資租賃，而租賃土地及樓宇則一併按成本減累計折舊及累計減值呈列。於以往年度，租賃土地乃按成本減累計折舊及累計減值入賬。

(iii) 採納會計準則第32及39號所產生之會計政策變動涉及將買賣與非買賣證券重新歸類為按公平值透過損益列賬之財務資產及可供出售財務資產。

(iv) 採納經修訂之會計準則第40號所產生之會計政策變動為將投資物業公平值之變動列入收益表。於以往年度，公平值之增加均列入投資物業重估儲備，而公平值之減少部份先以早前就整個物業組合進行估值所產生之增額抵銷，其餘則以支出形式列入收益表。

(v) 採納經修訂之香港會計準則詮釋第21號所產生之會計政策變動涉及計算重估投資物業所產生之遞延稅項負債。該等遞延稅項負債乃按透過使用有關資產而回收其賬面值所帶來之稅務後果為基準計算。於以往年度，計算基準為假設有關資產之賬面值乃透過出售而回收。

2. 主要會計政策（續）

(a) 編製基準（續）

採納新訂／經修訂財務準則

在二零零五年，本集團採納下列與其業務相關之新訂／經修訂財務準則及詮釋。二零零四年之比較數字已按有關之規定及本年度之分類方式作出需要之修訂。

會計準則第1號	財務報表之呈報
會計準則第2號	存貨
會計準則第7號	現金流量表
會計準則第8號	會計政策、會計估算更改及錯誤更正
會計準則第10號	結算日後事項
會計準則第11號	建築合約
會計準則第12號	所得税
會計準則第14號	分類報告
會計準則第16號	物業、廠房及設備
會計準則第17號	租賃
會計準則第18號	收入
會計準則第19號	僱員福利
會計準則第21號	匯率變更之影響
會計準則第23號	借貸成本
會計準則第24號	關聯方披露
會計準則第27號	綜合及獨立財務報表
會計準則第32號	金融工具：披露及呈報
會計準則第33號	每股盈利
會計準則第36號	資產減值
會計準則第37號	撥備、或然負債及或然資產
會計準則第39號	金融工具：確認及計量
會計準則第40號	投資物業
香港詮釋第4號	租賃－釐定香港土地契約之年期
香港會計準則詮釋第15號	營運租賃－優惠
香港會計準則詮釋第21號	所得税－無折舊資產重估價值之回收
香港會計準則詮釋第27號	評估涉及以租賃為法定形式之交易實質
財務準則第2號	以股份為基礎之支付
財務準則第3號	企業合併

1. 組織及業務

東方有色集團有限公司(「**本公司**」)及其附屬公司(統稱「**本集團**」)主要從事房地產發展、物業租賃、專業建築、製造及貿易,以及證券投資及買賣業務。本集團之業務主要在兩個經濟區域經營。香港及澳門,以及中華人民共和國(除香港及澳門外)(「**中國**」)為本集團全部業務之主要市場,另有小部份收入來自其他國家。

本公司為一間在百慕達註冊成立之有限公司,並為一間投資控股公司。本公司在香港聯合交易所有限公司(「**聯交所**」)上市。

財務報表以港幣千元列值(除非另有説明)。財務報表已經由本公司之董事會於二零零六年四月十三日批准刊發。

2. 主要會計政策

編製財務報表時所採用之主要會計政策載於下文。除另有説明外,此等政策在所呈報之所有年度內貫徹應用。

(a) 編製基準

本公司之財務報表是根據香港財務報告準則(「**財務準則**」)編製。財務報表已按照歷史成本法編製,並就投資物業、可供出售財務資產及按公平值透過損益列賬之財務資產的重估(均按公平值列賬)而作出修訂。

編製符合財務準則之財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度判斷或高度複雜性之範疇,或涉及對財務報表屬重大假設及估算之範疇,在附註4中披露。

綜合現金流量表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (經重列)
經營活動			
經營業務所得／(所用)現金	30	**1,182**	(28,554)
已付利息		**(6,837)**	(3,095)
已付所得稅		**(823)**	(977)
經營活動所用現金淨額		**(6,478)**	(32,626)
投資活動			
購買物業、廠房及設備		**(3,993)**	(3,606)
出售物業、廠房及設備所得款項		**7,426**	480
出售租賃土地及土地使用權所得款項		**2,839**	–
已收股息		**393**	449
已收利息		**2,358**	2,383
增購一間附屬公司之權益		**–**	(12,088)
收購一間附屬公司,扣除購入之現金		**–**	4,548
不合併附屬公司		**–**	(413)
投資活動所得／(所用)現金淨額		**9,023**	(8,247)
融資活動			
新增借款		**61,991**	2,152
償還借款		**(41,973)**	(3,845)
融資活動所得／(所用)現金淨額		**20,018**	(1,693)
現金及現金等價物增加／(減少)		**22,563**	(42,566)
於一月一日之現金及現金等價物		**119,681**	162,247
於十二月三十一日之現金及現金等價物	23	**142,244**	119,681

第46至102頁之附註為財務報表之整體部份。

	二零零五年 *千港元*	二零零四年 *千港元*
於一月一日之結餘， 如前呈報為權益	**561,165**	474,707
將少數股東權益重新歸類為權益部份（*見附註2(a)*）	**–**	25,033
因採納香港會計準則詮釋第21號 而就重估投資物業所產生之遞延税項（*見附註2(a)*）	**(105)**	–
於一月一日之結餘， 作出期初調整前之重列結餘	**561,060**	499,740
因採納財務準則第3號而自賬目中剔除 負商譽所作出之期初調整（*見附註2(a)*）	**7,467**	–
於一月一日之結餘， 經重列	**568,527**	499,740
可供出售財務資產之重估盈餘	**900**	–
匯兑調整	**2,458**	2,247
一間附屬公司清盤而釋放之儲備	**–**	(1,003)
增購一間附屬公司之權益	**–**	(25,033)
未計本年度溢利前之權益增加／(減少)淨額	**3,358**	(23,789)
本年度溢利 －歸屬於本公司股權持有人	**28,149**	85,109
於十二月三十一日之結餘	**600,034**	561,060

第46至102頁之附註為財務報表之整體部份。

資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產			
附屬公司投資	17	**547,582**	496,309
其他資產		**–**	1,312
		547,582	497,621
流動資產			
其他應收款項	20	**1,002**	1,052
已抵押存款	28	**5,000**	9,500
現金及銀行存款	23	**49,976**	75,457
		55,978	86,009
資產總額		**603,560**	583,630
權益			
本公司股權持有人應佔之資本及儲備			
股本	24	**77,218**	77,218
儲備	25	**505,027**	503,682
權益總額		**582,245**	580,900
負債			
流動負債			
其他應付款項	27	**21,315**	2,730
負債總額		**21,315**	2,730
權益及負債總額		**603,560**	583,630
流動資產淨值		**34,663**	83,279
資產總額減流動負債		**582,245**	580,900

王幸東
董事

何小麗
董事

第46至102頁之附註為財務報表之整體部份。

於二零零五年十二月三十一日

	附註	二零零五年 *千港元*	二零零四年 *千港元* *(經重列)*
權益			
本公司股權持有人應佔之資本及儲備			
股本	24	**77,218**	77,218
儲備	25	**522,816**	483,842
權益總額		**600,034**	561,060
負債			
非流動負債			
遞延税項負債	26	**105**	105
其他負債		**7,220**	6,934
		7,325	7,039
流動負債			
貿易及其他應付款項	27	**157,600**	108,566
應付客戶之合約工程總額	21	**–**	810
當期應付税項		**10,382**	14,847
短期借款	28	**63,094**	43,131
		231,076	167,354
負債總額		**238,401**	174,393
權益及負債總額		**838,435**	735,453
流動資產淨值		**297,571**	281,739
資產總額減流動負債		**607,359**	568,099

王幸東
董事

何小麗
董事

第46至102頁之附註為財務報表之整體部份。

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 （經重列）
資產			
非流動資產			
物業、廠房及設備	14	**15,346**	10,173
投資物業	15	**239,899**	229,890
租賃土地及土地使用權		**–**	2,839
商譽	16	**19,383**	11,491
可供出售財務資產／非買賣證券	18	**29,340**	28,440
遞延税項資產	26	**932**	932
應收保固金	21	**4,539**	879
其他資產		**349**	1,716
		309,788	286,360
流動資產			
存貨	19	**214,796**	202,491
貿易及其他應收款項	20	**161,982**	83,490
應收客戶之合約工程總額	21	**744**	1,684
按公平值透過損益列賬之財務資產／買賣證券	22	**2,778**	2,489
已抵押存款	28	**5,000**	38,100
現金及銀行存款	23	**143,347**	120,839
		528,647	449,093
資產總額		**838,435**	735,453

	附註	二零零五年 千港元	二零零四年 千港元 (經重列)
營業額	5	**231,322**	86,605
銷售成本		**(174,012)**	(42,830)
毛利		**57,310**	43,775
其他收入	6	**10,317**	3,024
銷售及分銷費用		**(11,752)**	(12,370)
行政開支		**(43,761)**	(31,411)
其他經營開支		**(2,220)**	(2,930)
投資物業重估收益	15	**15,196**	23,633
發展中物業撥備		**–**	(25,000)
不合併附屬公司之收益		**–**	78,707
撥回銀行擔保撥備		**–**	10,148
經營溢利	7	**25,090**	87,576
財務成本	9	**(583)**	(1,385)
除税前溢利		**24,507**	86,191
所得税	10	**3,642**	(1,082)
本年度溢利		**28,149**	85,109
歸屬於:			
本公司股權持有人	11	**28,149**	85,109
年內本公司股權持有人應佔之每股盈利 *(以港仙為單位)* 一基本及攤薄	12	**3.65**	11.02
股息	13	**–**	–

第46至102頁之附註為財務報表之整體部份。



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

核數師報告
致東方有色集團有限公司
(於百慕達註冊成立之有限公司)
全體股東

本核數師已完成審核第40至102頁之財務報表，該等財務報表乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

貴公司董事有責任編製真實兼公平之財務報表。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等財務報表出具獨立意見，並按照百慕達1981年《公司法》第90條僅向全體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之香港審計準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃及進行審核工作時，均以取得所有本核數師認為必須之資料及解釋為目標，以便獲得充份憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等財務報表所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之財務報表足以真實兼公平地顯示 貴公司與 貴集團於二零零五年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港《公司條例》之披露要求妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零六年四月十三日

持續關連交易之週年審閱

本公司之獨立非執行董事已審閱截至二零零五年十二月三十一日止年度租賃協議及特許租賃協議項下之各項交易(統稱「**該等交易**」),並確認該等交易:

(a) 於本集團日常及一般業務過程中進行;

(b) 按一般商業條款訂立;及

(c) 符合租賃協議及特許租賃協議各自所載條款之規定,有關條款屬公平合理,且符合本公司股東之整體利益。

本公司之核數師羅兵咸已審閱該等交易,並匯報:

(a) 董事會已於訂立規管該等交易之租賃協議及特許租賃協議時批准該等交易;

(b) 該等交易已根據租賃協議及特許租賃協議各自所載之條款訂立;及

(c) 租賃協議項下之交易並無超出本公司日期為二零零四年五月三十一日之公佈所披露之上限金額。

根據上市規則第13.18條及13.21條之持續披露

於二零零五年八月十六日,ONFEM Finance Limited(「**OFL**」)、銀豐工程、積架石油化工有限公司(「**積架**」)及Virtyre Limited(「**Virtyre**」)(其均為本公司之全資附屬公司)接納一家銀行根據日期均為二零零五年七月二十八日分別發給OFL、銀豐工程、積架及Virtyre之融資函件(「**該等融資函件**」)有關授出額度總數約為156,000,000港元之一般銀行融資(「**該等銀行融資**」)之要約。該等銀行融資並無特定期限。

作為提供該等銀行融資之其中一項條件,中國五礦必須於該等銀行融資有效期間(直接或間接)保持作為本公司主要股東(未有於該等融資函件內界定)之身份。違反上述條件將構成違約事件,並會導致該等銀行融資即時到期及需要即時償還該等銀行融資。

除上文所披露者外,本公司並無其他根據上市規則第13.18條及13.21條而需要作出披露之責任。

結算日後事項

詳情列載於財務報表附註34。

承董事會命
周中樞
主席

香港,二零零六年四月十三日

持續關連交易

1. 爭輝有限公司(「**爭輝**」)乃本公司之全資附屬公司，而企元國際有限公司(「**企元**」)則為香港五礦之全資附屬公司。香港五礦乃本公司之居間控股股東，持有本公司已發行股本約53.95%。於二零零四年五月三十一日，爭輝(作為租戶)及企元(作為業主)訂立一份租賃協議(「**租賃協議**」)，有關詳情列載如下：

   物業： 香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓

   年期： 二零零四年六月一日至二零零六年五月三十一日

   租金： 每曆月63,723.00港元(不包括差餉、服務、管理及空調費用)

   其他費用： 每曆月24,331.00港元(為租戶所分擔之服務、管理及空調費用)

2. 銀豐工程有限公司(「**銀豐工程**」)乃本公司之全資附屬公司，而企榮財務有限公司(「**企榮**」)則為香港五礦之全資附屬公司。於二零零四年六月二十一日，銀豐工程(作為租賃人)及企榮(作為出租人)訂立一份特許租賃協議(「**特許租賃協議**」)，有關詳情列載如下：

   物業： 香港九龍尖沙咀漆咸道南79號中國五礦大廈16樓部份面積

   年期： 二零零四年六月十六日至二零零六年五月三十一日

   特許租用費： 每曆月17,922.10港元(不包括管理費用、差餉及其他費用)

   其他費用： 每曆月6,843.10港元(為租賃人所分擔之管理費)

核數師

繼羅兵咸永道會計師事務所(「**羅兵咸**」)與安達信公司於二零零二年七月一日合併執業後,羅兵咸由二零零二年十月十一日起獲委任為本公司之核數師。

財務報表已由羅兵咸審核。彼將於應屆股東週年大會任滿告退,惟具資格並願意膺聘連任。

關連交易

金文實業有限公司(「**金文實業**」)、Stillpower Limited(「**SL**」)、威洋發展有限公司(「**威洋發展**」)及東方能建有限公司(「**東方能建**」或「**合資公司**」)於二零零六年四月十一日簽訂一份有關東方能建之股東協議(「**股東協議**」)。股東協議之詳情已刊載於本公司日期為二零零六年四月十一日之公佈(「**該公佈**」)內。

金文實業及SL(統稱「**ONFEM SPV**」)為本公司之全資附屬公司,而於金文實業完成轉讓東方能建29%股本權益予威洋發展(「**股份轉讓**」)之前,東方能建是本公司之全資附屬公司;但於完成股份轉讓時東方能建將成為合資公司,並分別由ONFEM SPV 擁有71%及威洋發展擁有29%。

威洋發展由徐其鼎先生(「**徐先生**」)及其聯繫人全資擁有,而徐先生是龍建(南京)置業有限公司(「**項目公司**」)之董事。項目公司乃由東方能建全資擁有及成立,其成立的目的為於東方能建在公開招標中以160,000,000元人民幣投得位於中國南京之地塊(「**該地塊**」)上進行物業發展。

股東協議詳列(其中包括)股份轉讓、管理及營運合資公司之方式及合資公司和項目公司之融資安排(包括提供超額貸款(定義見該公佈)及進一步融資(定義見該公佈)(如有))。

成立合資公司(包括超額貸款)是本公司之主要及關連交易(「**該交易**」),並已獲得June Glory(其為本公司之直接控股股東)之批准。載有(其中包括)股東協議詳情、該地塊之估值報告、獨立董事委員會(定義見該公佈)就該交易向獨立股東(定義見該公佈)提供之意見及獨立財務顧問就該交易所提供之意見之通函將會寄予本公司股東。

有關購股權計劃之資料*(續)*

於二零零五年十二月三十一日尚未行使之購股權(全部均於二零零四年三月十五日授出及尚未行使)詳情如下:

參與者類別		購股權行使期	購股權行使價	年內已失效之購股權數目	於二零零五年十二月三十一日尚未行使之購股權數目
			港元		
(i)	董事	二零零四年三月十六日至二零零七年三月十五日	0.83	–	12,000,000
(ii)	本集團之僱員	二零零四年三月十七日至二零零七年四月二十六日*	0.83	800,000	8,100,000

各董事持有而尚未行使之購股權詳情載於上文「董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉」一節。除上文所披露者外,年內並無任何購股權根據該計劃之條款已告失效或被註銷。

* *授予本集團每名僱員之購股權之行使期為三年,自各有關僱員接納購股權之日起計算。*

優先購買權

本公司之公司章程細則或百慕達法例均無優先購買權之規定。

充足之公眾持股量

根據證券及期貨條例而提呈予本公司之通知,董事會認為於本報告日期本公司已發行股份擁有充足之公眾持股量。

審核委員會審閱

本公司審核委員會之成員包括三名獨立非執行董事,分別為林濬先生、馬先生及譚女士。審核委員會已與核數師審閱截至二零零五年十二月三十日止年度之經審核財務報表,並已就審計、內部監控及財務報告事宜(包括審閱本集團採納之會計慣例及原則)進行討論。

有關購股權計劃之資料（續）

7.	須於行使前持有購股權之最短期限	不適用
8.	接納之期限及接納購股權之應付金額	根據該計劃而發出之購股權要約可於接獲要約當日起計28個營業日內接納，而接納購股權之應付金額為10港元
9.	釐定認購價之基準	認購價將於授出有關購股權時由董事會釐定，惟不可低於以下的最高者： (i) 於授出有關購股權當日本公司股份於聯交所每日報價表所示之每股收市價； (ii) 於緊接授出有關購股權當日前5個營業日本公司股份於聯交所每日報價表所示之每股平均收市價；及 (iii) 本公司股份之面值
10.	該計劃之剩餘期限	該計劃於二零零三年五月二十九日採納，由採納日期起計10年內有效

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納一項符合上市規則第17章之規定之新購股權計劃（「**該計劃**」）。

以下為該計劃之概要：

1.	該計劃之目的	認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻
2.	該計劃之參與者	本集團屬下任何公司之董事、僱員、諮詢人、顧問、承包商或與本集團屬下任何公司有業務或其他關係之任何人士，或董事會全權酌情認為曾經或將會或可能對本集團作出貢獻之任何人士
3.	股份數目上限	因行使根據該計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權而可能發行之股份數目上限，合共不得超過本公司不時已發行股本之30%
4.	因行使根據該計劃授出之所有購股權而可發行之股份總數	77,218,178股（根據上市規則之規定而獲得股東批准除外），其為本公司股東於批准該計劃當日本公司已發行股本之10%
5.	每位參與者根據該計劃可認購之最高數額	不得向任何合資格人士再行根據該計劃授出購股權，而導致該合資格人士於截至及包括授出購股權當日止12個月期間因全面行使根據該計劃已獲授及將獲授之購股權（包括已行使、已註銷及尚未行使之購股權）而已獲發行及可獲發行之股份總數，超過授出購股權當日已發行股本之1%。倘再行授出超過上述限額之購股權，則必須遵守上市規則之規定
6.	根據購股權須認購股份之期限	董事會或會全權酌情釐定行使購股權之期限及知會各承授人，惟該期限不得超過由董事會發出購股權要約當日起計10年，提早終止除外

重大合約（續）

除上文所披露者外，於截至二零零五年十二月三十一日止年度期間，並無任何本公司或其附屬公司與本公司之控股股東或其附屬公司訂立或仍然有效之重大合約。

本公司、其任何控股公司或彼等之任何附屬公司概無訂立任何於年結日或年內任何時間仍然有效且董事於當中擁有重大利益之重大合約。

管理合約

本年度概無訂立或存在任何有關本公司全部或任何重大部份業務之管理及行政合約。

主要客戶及供應商

主要客戶及供應商於本年度佔本集團銷售額及採購額之資料如下：

	佔本集團總額之百分比			
	銷售額		採購額	
	二零零五年	二零零四年	**二零零五年**	二零零四年
最大客戶	**18.0%**	9.0%		
首五大客戶所佔總額	**43.8%**	19.9%		
最大供應商			**30.9%**	14.9%
首五大供應商所佔總額			**48.3%**	29.5%

本公司之最終控股股東中國五礦間接擁有廣州天河（其為本集團於本年度內五大客戶之一）95%之權益。

除上文所披露者外，於本年度任何時間，各董事或其聯繫人或本公司任何股東（就董事所知任何擁有本公司股本5%以上之股東）均無擁有上述主要客戶及供應商之任何權益。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之任何上市證券。

重大合約

於截至二零零五年十二月三十一日止年度，本公司或其附屬公司與本公司之控股股東或其附屬公司訂立或仍然有效之重大合約如下：

1. 本公司之全資附屬公司燊利有限公司（「**燊利**」）及香港五礦（本公司之居間控股股東）之聯繫人廣州天河東鑫物業開發有限公司（「**廣州天河**」）訂立日期為二零零四年七月二十九日之建築項目管理協議（「**項目管理協議**」）。有關詳情列載如下：

訂約方： 燊利（作為項目經理）；及

廣州天河（作為位於中華人民共和國廣州市天河北路610號，佔地總面積約4,411平方米及預期完成後樓宇總面積約37,220平方米之28層綜合辦公樓（連2層地下室）（「**該物業**」）之唯一擁有者）

目的： 根據項目管理協議，燊利為該物業提供建築項目管理服務

服務酬金： 總額40,000,000元人民幣，包括基本酬金（定義見本公司日期為二零零四年七月二十九日之公佈）及花紅（定義見本公司日期為二零零四年七月二十九日之公佈）

2. 本公司之全資附屬公司珠海東方海天置業有限公司（「**海天置業**」）及香港五礦之聯繫人五礦集團財務有限責任公司（「**五礦財務**」）訂立日期為二零零五年八月二十四日之人民幣資金借款合同（「**人民幣資金借款合同**」）。有關詳情列載如下：

借款金額： 50,000,000元人民幣（「**人民幣借款**」）

期限： 六個月

利率： 中國人民銀行不時公佈之人民幣短期貸款基準利率上浮10%

用途： 作為海天置業一般營運資金

3. 香港五礦、五礦財務及海天置業訂立日期為二零零五年八月二十四日之保証合同。據此，若海天置業未有償還人民幣借款之本金、相關利息及費用，香港五礦作為保証人承諾將根據人民幣資金借款合同之條款償還人民幣借款之本金、相關利息及費用。

董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉 *(續)*

除上文所披露者外，於二零零五年十二月三十一日，董事或本公司之行政總裁或彼等各自之聯繫人(定義見聯交所證券上市規則(「**上市規則**」))概無在本公司或其任何相聯法團(按證券及期貨條例之定義)之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益或淡倉。

截至二零零五年十二月三十一日止年度，除上文所披露者外，董事或本公司之行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其任何相聯法團(按證券及期貨條例之定義)之任何股份或債務證券。

\# *授予林錫忠先生之購股權將於其辭職生效日期起計三個月後失效。*

可換股證券、購股權、認股權證或類似權利

除上文「董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉」一節及下文「有關購股權計劃之資料」一節所披露者外，本公司於二零零五年十二月三十一日並無任何其他尚未行使之購股權、可換股證券、認股權證或其他類似權利。

年內並無購回或行使任何購股權及可換股證券。

持有本公司股本之主要權益

於二零零五年十二月三十一日，根據本公司按證券及期貨條例第336條之規定存置之權益登記冊記錄，下列實體於本公司股份中擁有按照證券及期貨條例第十五部第二及第三分部須向本公司披露之權益及淡倉：

於本公司股份之好倉

股東名稱	**所持有之普通股數目**	**佔已發行股份總數之百分比**
中國五礦集團公司(「**中國五礦**」)*(附註)*	416,585,852	53.95%
中國五礦香港控股有限公司(「**香港五礦**」)*(附註)*	416,585,852	53.95%
June Glory International Limited(「**June Glory**」)	416,585,852	53.95%

附註：

根據證券及期貨條例，該等公司被視為於June Glory所持有之416,585,852股股份中擁有權益。

董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉

於二零零五年十二月三十一日，根據本公司按證券及期貨條例（「**證券及期貨條例**」）第352條之規定存置之登記冊記錄，董事及本公司之行政總裁於本公司或其任何相聯法團（按證券及期貨條例之定義）之股份及相關股份中擁有按照證券及期貨條例第十五部第七及第八分部（包括按照該等證券及期貨條例條文擁有或被視作擁有之權益或淡倉）或根據上市發行人董事進行證券交易的標準守則而知會本公司及香港聯合交易所有限公司（「**聯交所**」）之權益及淡倉如下：

於本公司股份之好倉

(a) *股份*

董事姓名	權益性質	所持有之普通股數目
何小麗	個人	20,000

(b) *購股權*

於二零零五年十二月三十一日，根據本公司於二零零三年五月二十九日採納之購股權計劃而於二零零四年三月十五日授予董事惟尚未行使之購股權如下：

董事姓名	購股權接納日期	購股權行使期	購股權行使價 *港元*	於二零零五年 十二月三十一日 尚未行使之 購股權數目
林錫忠	二零零四年 三月十六日	二零零四年 三月十六日至 二零零七年 三月十五日	0.83	4,000,000 #
王幸東	二零零四年 三月十六日	二零零四年 三月十六日至 二零零七年 三月十五日	0.83	3,000,000
閻西川	二零零四年 三月十六日	二零零四年 三月十六日至 二零零七年 三月十五日	0.83	2,000,000
錢文超	二零零四年 三月十六日	二零零四年 三月十六日至 二零零七年 三月十五日	0.83	1,500,000
何小麗	二零零四年 三月十六日	二零零四年 三月十六日至 二零零七年 三月十五日	0.83	1,500,000

董事

本年度內及截至本報告日期止之在任董事如下：

執行董事

周中樞 *（於二零零六年二月二十八日獲委任）*

林錫忠 *（於二零零六年二月二十八日辭任）*

王幸東

閻西川

錢文超

何小麗

獨立非執行董事

林濬

馬紹援

譚惠珠

根據本公司之公司章程細則第111條(A)項，錢文超先生、何小麗女士、馬紹援先生（「**馬先生**」）及譚惠珠女士（「**譚女士**」）任滿告退，惟具資格並願意膺選連任。

董事之服務合約

所有擬於應屆股東週年大會上膺選連任之董事概無與本公司及其任何附屬公司訂立任何於一年內由僱用公司予以終止而需作出賠償（一般法定責任除外）之未屆滿服務合約。

東方有色集團有限公司(「**本公司**」,連同其附屬公司統稱「**本集團**」)之董事會(「**董事會**」或「**董事**」)謹此提呈截至二零零五年十二月三十一日止年度之年報及經審核財務報表。

主要業務及經營地區分析

本公司之主要業務為投資控股。各附屬公司之主要業務及其他詳情載於財務報表附註17。

本集團於年內之業務及地區分類分析載於財務報表附註5。

業績及分派

本集團本年度之業績載於第40頁之綜合收益表。

董事會不建議派發截至二零零五年十二月三十一日止年度之股息(二零零四年:無)。

物業、廠房及設備

本集團之物業、廠房及設備於本年度之變動情況載於財務報表附註14。

股本

本公司之股本詳情載於財務報表附註24。

儲備

本集團及本公司於本年度之儲備變動情況載於財務報表附註25。

物業

本集團名下持作投資及發展中之主要物業之詳情載於第103頁。

五年財務概要

本集團於過去五個財政年度之業績及資產與負債概要載於第104頁。

高層管理人員 *(續)*

司徒偉鴻先生，現年四十六歲，是積架集團的董事總經理。司徒先生於二零零五年一月獲委任為本公司企業發展部總經理。彼持有澳洲新南威爾斯大學之商務學士學位及加拿大西安大略大學Richard Ivey School of Business之行政人員工商管理碩士學位。彼是澳洲特許會計師公會會員以及香港會計師公會資深會員。司徒先生於一九九三年加入積架集團出任財務總監，於一九九四年獲委任為總經理，並從一九九七年起成為積架集團董事總經理。司徒先生於生產運作、財務及行政管理方面擁有超過二十年經驗。

陳謝瑩女士，現年四十二歲，於二零零三年四月出任本公司內部審計部經理。陳女士持有工商管理碩士學位，並為特許公認會計師公會資深會員。在加入本公司之前，彼曾在一間於聯交所上市之金融機構出任內部審計部主管及風險管理委員會成員多年。陳女士對投資、內部監控及風險管理擁有豐富經驗。

黃美儀女士，現年四十四歲，於一九九三年五月加入本公司，是本公司人力資源部經理。黃女士負責本公司行政及人力資源管理工作，並在企業行政及人力資源管理方面擁有豐富經驗。

高層管理人員

李丹先生，現年四十九歲，於二零零三年六月出任本公司副總經理兼房地產發展部總經理，負責本公司房地產發展業務的策略規劃、管理及發展和自置物業的營運。

李先生擁有香港國際商學院工商管理碩士和同濟大學建設經濟及項目管理碩士學位。彼擁有英國及美國特許營造師專業資格，亦為多個建築行業之專業協會之會員。

在加入本公司之前，李先生曾先後出任多間企業之董事及項目總監等職位。彼於中港地區的房地產發展及管理、建築、專業顧問服務、企業及投資項目管理方面擁有逾二十七年之經驗。

阮慧敏女士，現年三十三歲，於二零零二年五月出任本公司財務總監。阮女士於二零零四年三月獲委任為本公司之合資格會計師。彼畢業於香港科技大學，持有工商管理學士（會計學）學位，是香港會計師公會及特許公認會計師公會資深會員。在加入本公司之前，彼為一間於聯交所創業板上市之公司之合資格會計師。阮女士對財務及行政管理擁有豐富經驗。

蕭天好小姐，現年四十一歲，於二零零零年五月加入本公司，是本公司的公司秘書。彼畢業於香港城市大學，並為香港特許秘書公會和特許秘書及行政人員公會會員。在加入本公司之前，蕭小姐曾任職於大型會計師行及具規模之上市集團，並在公司秘書事務方面擁有豐富經驗。

許敏洛先生，現年四十九歲，於二零零二年十二月出任本公司建管部總經理，負責監管本公司屬下附屬公司的營運。許先生於一九八二年畢業於華僑大學，持有工學士學位，於一九九八年獲澳洲梅鐸大學頒授工商管理碩士學位，並於二零零六年一月獲人民大學頒授法學碩士學位。在加入本公司之前，彼曾在數間香港的建築及房地產公司出任高職多年，在建築、房地產開發及企業管理方面擁有豐富經驗。



林濬先生，現年六十歲，於一九九七年五月獲委任為本公司獨立非執行董事。林先生是九廣鐵路公司物業總監、香港建築物條例認可人仕及註冊專業測量師。彼為英國皇家特許測量師學會及英國仲裁學會資深會員。彼亦為香港測量師學會資深會員及一九八六至一九八七年度會長和香港仲裁司學會資深會員及一九九七至二零零零年度會長。林先生現為行政上訴委員會成員及曾任香港房屋委員會會員及其建築小組主席、香港測量師註冊管理局委員及世界銀行中國城市土地研究顧問。彼亦為香港國際仲裁中心委員。林先生曾任職於香港置地集團、建築署、房屋署、匯豐銀行集團、森那美集團、中華電力集團，亦為天安中國投資有限公司前任執行董事及林濬測量師行有限公司（現稱凌雋測量師行有限公司）前任主席。林先生在測量專業擁有三十多年經驗。



馬紹援先生，現年七十歲，於二零零二年十一月獲委任為本公司獨立非執行董事。馬先生畢業於倫敦大學倫敦經濟學院經濟系。彼現為特許會計師、馬炎璋會計師行之最高合夥人及馬炎璋秘書有限公司董事總經理。馬先生曾於一九九一年出任香港會計師公會會長，亦曾出任證券及期貨事務監察委員會上訴委員會委員及漢基國際學校董事會成員。馬先生於過去二十八年曾積極參與商業及工業事務。目前，彼為兩間香港上市公司之董事會成員。馬先生為嶺南大學之榮譽院士。



譚惠珠女士，現年六十歲，於一九九七年四月獲委任為本公司獨立非執行董事。譚女士持有倫敦大學之法律學士學位，現為執業大律師，自一九七二年開始執業。譚女士現出任多個職務，其中包括：中國全國人民代表大會代表，香港特別行政區基本法委員會委員，香港大律師公會成員、香港市區重建局董事會成員、廉政公署貪污問題諮詢委員會委員及策略發展委員會委員。



閻西川先生，現年五十九歲，於二零零二年八月出任本公司執行董事兼董事副總經理，負責監管本公司從事專業建築業務的附屬集團的日常營運及策略規劃。

閻先生於一九七零年畢業於重慶建築大學，擁有高級工程師資格證書。彼於一九七零年加入中國建築工程總公司，並於一九八四年獲派駐中國海外集團有限公司（「**中海集團**」），先後出任中國海外土木工程有限公司總經理、中海集團投資部副總經理及中海物業管理有限公司董事長等職位，負責監管土木工程、房地產投資及物業管理等工作。

閻先生曾在中港兩地參與多項建築工程，擁有逾三十年的建築工程施工及項目管理經驗。



錢文超先生，現年四十一歲，於二零零三年十一月出任本公司執行董事。錢先生亦為香港五礦之董事。彼於一九八七年畢業於北京工商大學，持有經濟學學士學位，其後於一九八九年在該校研究生班完成會計學專業。彼在一九八九年加入中國五礦，曾在中國五礦海外部負責財務管理工作。錢先生擁有十年以上企業財務管理工作經驗。



何小麗女士，現年三十八歲，於二零零二年二月獲委任為本公司執行董事，彼亦為本公司財務部總經理。何女士持有北方工業大學會計學學士學位及澳洲國立南澳大學工商管理碩士學位，亦為中國高級會計師及中國註冊會計師協會會員。在加入本公司之前，彼曾擔任原中國有色金屬工業總公司財務部之企業處業務主管及會計信息處副處長等職。何女士於國內企業財務管理方面擁有廣泛經驗。



周中樞先生，現年五十三歲，於二零零六年二月出任東方有色集團有限公司（「**本公司**」）執行董事兼主席。周先生為中國五礦集團公司（「**中國五礦**」）總裁、五礦有色金屬股份有限公司及中國五礦香港控股有限公司（「**香港五礦**」）之董事長。周先生亦為五礦發展股份有限公司（一家於上海證券交易所上市之公司）之董事長及五礦資源有限公司（一家於香港聯合交易所有限公司（「**聯交所**」）上市之公司）之非執行董事兼主席。

周先生畢業於中華人民共和國（「**中國**」）上海外國語大學，主修西班牙語。彼在一九七八年加入中國五礦。在二零零零年至二零零二年期間，周先生曾擔任中國駐西班牙使館之商務參贊。周先生在國際貿易、策略投資及房地產發展行業擁有超過二十五年之豐富經驗。



林錫忠先生，現年六十一歲，於二零零三年十一月出任本公司執行董事兼主席，並已於二零零六年二月辭任。林先生亦為中國上海金盛人壽保險有限公司(AXA-Minmetals Assurance Limited)董事長及AXA Asia Pacific Holdings Limited董事，並自2005年12月起擔任中國誠通控股公司外部董事。

林先生在一九七三年畢業於北京外國語大學，取得文學士學位。彼在一九九五年至一九九八年期間曾任亞太經合組織工商諮詢委員會中國代表。於一九九三年至二零零零年期間，彼曾出任香港第一太平銀行副主席。林先生擁有超過三十年國際貿易、策略投資及企業財務管理工作經驗。



王幸東先生，現年四十五歲，於二零零一年三月出任本公司執行董事兼董事總經理，負責本公司的日常營運及策略規劃。彼亦為香港五礦之董事及招商局中國基金有限公司之非執行董事。

王先生於一九八二年畢業於廈門大學，取得文學士學位，其後於一九八七年至一九八九年期間在美國紐約長島大學工商管理學院攻讀工商管理。

在加入本公司前，彼曾在美國及德國的金屬礦產品貿易公司出任高職多年。王先生在國際金屬貿易、投資策略及企業管理方面擁有豐富經驗。

董事會轄下委員會（續）

乙、 薪酬委員會

根據董事會通過之薪酬委員會職權範圍書，薪酬委員會之角色及職能包括審議董事及高級管理人員之薪酬機制和獎勵計劃等事項，建立和維持合理及富競爭力之薪酬水平，以吸引及保留董事和高級管理人員。

薪酬委員會由五位成員組成，包括主席、董事總經理及三名獨立非執行董事。薪酬委員會主席由周中樞先生（見*附註*）擔任。

薪酬委員會於截至二零零五年十二月三十一日止年度內舉行了一次會議，會上討論了關於獨立非執行董事及部份高級管理人員之薪酬。

於回顧年度內，薪酬委員會曾對個別董事之福利待遇進行審議及作出調整。董事酬金乃根據董事的職務，對本集團事務之參與程度，並於參照本集團業務情況及現行市場慣例後而釐定。

董事就編製財務報表之責任

董事確認其負責編製每個財政期間之財務報表之責任，而財務報表應可真實公平地反映本集團於相關期間之狀況、業績和現金流量。在編製截至二零零五年十二月三十一日止年度之財務報表時，董事確保了該財務報表符合法律規定及適當之會計政策，並貫徹地應用了該等會計政策；作出審慎、公平和合理之判斷及估計；以及按持續營運之基準編製財務報表。董事亦負責適時刊發本集團之財務報表。

本公司之核數師羅兵咸就彼等於本集團財務報表之報告責任之聲明載於本年報「核數師報告」一節內。

董事就彼等所知、所得資料及所信，以及作出所有合理查詢後確認，並無任何重大不明朗事件或情況可能會嚴重影響本公司持續經營之能力。

附註： 於二零零六年二月二十八日，周中樞先生獲委任為及林錫忠先生辭任執行董事和董事會主席。

核數師酬金

於截至二零零五年十二月三十一日止年度，支付予本集團外聘核數師羅兵咸永道會計師事務所（「**羅兵咸**」）之核數服務費用約為1,400,000港元（二零零四年：1,520,000港元），非核數服務酬金（包括審閱中期報告及提供稅務服務之費用）約為220,000港元（二零零四年：140,000港元）。

董事會轄下委員會

甲、 審核委員會

審核委員會現有成員包括馬先生（委員會主席）、譚女士及林先生，彼均為獨立非執行董事。根據董事會通過之審核委員會職權範圍書，審核委員會主要職能包括：對本集團之財務匯報程序及內部監控系統之有效性進行獨立審核；審議獨立核數師之聘任，並檢討其工作效率和工作質量；審閱所有內部審計報告及管理層對該等報告之反饋意見。

審核委員會在截至二零零五年十二月三十一日止年度完成之主要工作包括：

a. 審閱了及向董事會提呈本集團截至二零零四年十二月三十一日止年度之財務報表及核數師報告；

b. 審閱了截至二零零五年六月三十日止六個月之未經審核中期報告。於進行該審閱時，審核委員會信賴外聘核數師根據香港會計師公會之審計標準第700條而進行之審閱及管理層提供之報告；

c. 審閱了外聘核數師提交之管理層建議和本集團管理層之回應；

d. 與本集團管理層檢討了本集團採納之會計原則及實務；

e. 協助了董事會對本集團財務匯報程序和內部監控系統之有效性進行獨立評估；

f. 持續地審閱了內部審計報告及本集團審計計劃和報告；

g. 就本集團重大事項之相關風險向本集團管理層提供了意見；及

h. 審閱了聘用外聘核數師提供核數及非核數服務之薪酬和條款，並就該等條款提供建議。

董事會（續）

為了加強與董事就曾於董事會會議上處理之事宜之溝通，本公司已將每個董事會會議之會議紀錄電子版以電郵方式提供予董事。

此外，本公司已制訂程序，讓董事在適當情況下尋求獨立專業意見，協助履行其職責，費用由本公司支付。本公司亦已為董事及其高級職員可能會面對之法律責任作出投保安排。

主席及董事總經理

董事會主席及董事總經理分別由周中樞先生（見*附註*）及王幸東先生出任。此區分清楚界定，主席負責管理董事會之運作，而董事總經理則負責本公司之業務營運。主席及董事總經理之責任已詳列於一份名為「董事會成員權責指引」之內部文件。

提名董事

董事會未有設立提名委員會；惟董事會會定期：

a. 檢討董事會之組合及成員，其中包括董事會整體之服務年期及經驗；

b. 尋找及委任擁有與本集團業務相關及對本集團業務有裨益之專長之人士；及

c. 衡量獨立非執行董事之獨立性。

內部監控

董事會負責建立本集團之內部監控系統，並維持及檢討其有效性，以保障股東之利益及本集團之資產。董事會已授權管理層推行上述內部監控系統，並由審核委員會不時對該系統進行檢討。

本集團內部審計部負責以風險為基準之審核方法，定期及於有需要時對本集團之財務、運作及合規監控，以及風險管理進行檢查與評估，並直接向審核委員會提交附有獨立客觀之評估與建議之內部審計報告，以確保本集團之內部監控系統之有效性能不斷改善。審核委員會會根據該等審核結果和意見向管理層提出建議並定期向董事會作出匯報。

董事會*(續)*

林先生為上海市建緯律師事務所(「**上海建緯**」,一家於中華人民共和國(「**中國**」)執業之律師事務所)之榮譽顧問,而上海建緯正就一宗在中國進行之訴訟案出任本公司一家全資附屬公司之代表律師,並不時向本集團提供其他法律服務。林先生並非上海建緯之董事、合夥人、主事人或僱員,亦無擔當上海建緯之任何行政或管理職務。此外,林先生進一步確認,彼並無因為擔當上述職位而獲得任何經濟或金錢利益,亦毋須且沒有被慫恿履行任何責任或義務。

本公司認為所有獨立非執行董事均為獨立人士。

於截至二零零五年十二月三十一日止年度,除由全體董事通過之書面決議案外,董事會曾舉行七次會議。召開董事會定期會議已發出不少於十四天通知,令所有董事皆有機會出席。下表列載各董事在董事會會議之出席情況及各成員在審核及薪酬委員會會議之出席情況:

	出席會議次數/於截至二零零五年十二月三十一日止年度舉行之會議次數		
職銜及董事姓名	**董事會**	**審核委員會**	**薪酬委員會**
執行董事兼主席			
林錫忠(見*附註*)	5/7	不適用	1/1
執行董事兼董事總經理			
王幸東	7/7	不適用	1/1
執行董事兼董事副總經理			
閻西川	4/7	不適用	不適用
執行董事			
錢文超	6/7	不適用	不適用
何小麗	7/7	不適用	不適用
獨立非執行董事			
林 濬	5/7	4/4	1/1
馬紹援	4/7	4/4	1/1
譚惠珠	5/7	4/4	1/1

董事進行證券交易之守則

本公司已於二零零五年三月訂立了一套「本公司董事及相關僱員進行本公司證券交易之規則及程序」(「**該證券交易守則**」)作為其指引,有關條文不比上市規則附錄10所載之上市發行人董事進行證券交易之標準守則(「**該標準守則**」)之要求寬鬆。於此之前,本公司曾採納該標準守則。本公司亦已成立由兩名成員組成之指定委員會(「**該指定委員會**」),專責接收由董事及本公司相關僱員發出之通知書,以及向彼等發出已列明日期之書面確認書。

根據該證券交易守則,董事及本公司相關僱員在進行本公司證券交易前,必須事先知會該指定委員會任何一名成員,並取得一份已列明日期之書面確認書;而該指定委員會之成員在進行本公司證券交易前,必須事先知會該指定委員會之另一名成員,並取得一份已列明日期之書面確認書。

本公司已特別向所有董事查詢,亦已接獲各董事之確認書,確認彼於截至二零零五年十二月三十一日止年度內進行之證券交易(如有),已遵守該證券交易守則及該標準守則。

企業管治架構

董事會已為本公司設置適當之企業管治架構,並主要負責為本集團釐定方針、制定策略、監察表現及控制風險。董事會目前設有四個董事會轄下委員會,即審核委員會、執行委員會、投資委員會及薪酬委員會。這些委員會皆有不同角色,並會根據各自之職權範圍書履行其職責。

董事會

本公司由董事會管理。董事會以負責任、重效益的態度領導及管理本公司之事務,肩負促使本公司成功之責任。每位董事均有責任以本公司之最佳利益為前提行事。董事會成員明白,他們須向股東承擔共同和個別之責任。

董事會現共有八名董事,包括五名執行董事(包括主席周中樞先生(見*附註*))及三名獨立非執行董事。所有獨立非執行董事之任期均為三年及需要按照新公司章程細則內有關輪值告退之條款接受重選。所有董事之資料已刊載於本年報「董事及高層管理人員簡介」一節內。根據本公司之資料,董事會成員之間並無財務、業務、家庭或其他重大或相關之關係。

根據上市規則第3.10(1)及(2)條,本公司已委任三名獨立執行董事,而且其中一名獨立非執行董事具備適當專業資格或會計或相關財務管理專長。

本公司已分別接獲獨立非執行董事林濬先生(「**林先生**」)、馬紹援先生(「**馬先生**」)及譚惠珠女士(「**譚女士**」)按照上市規則第3.13條之規定而發出之確認書,確認彼等之獨立性。

東方有色集團有限公司(「**本公司**」,連同其附屬公司「**本集團**」)董事會(「**董事會**」)致力維持高水平之企業管治,並深信一套均衡之企業管治常規,能讓本公司更有效地控制業務風險,從而確保本公司是為了其股東之最佳利益而營運。

於二零零四年十一月,香港聯合交易所有限公司(「**聯交所**」)頒佈(i)經修訂之聯交所證券上市規則(「**上市規則**」)附錄14(其列出"企業管治常規守則"(「**該守則**」))及(ii)新的上市規則附錄23(「**附錄23**」)(其列出"企業管治報告"之披露要求)。該守則及附錄23適用於二零零五年一月一日或該日後開始之會計期間,其中有關內部監控之規定適用於二零零五年七月一日或該日後開始之會計期間。該守則取代最佳應用守則,訂明良好企業管治之原則及分兩層次之建議,即(a)守則條文(「**守則條文**」)及(b)建議最佳常規。聯交所期望發行人遵守守則條文;至於建議最佳常規則僅作為提供指引之用。

企業管治常規守則

本公司董事(「**董事**」)認為,除了因遵循本公司註冊成立地方之法規而偏離有關董事輪值告退之該守則守則條文第A.4.2條外,本公司於截至二零零五年十二月三十一日止年度之任何時間已遵守該守則之守則條文。

根據該守則之守則條文第A.4.2條,所有為填補臨時空缺而被委任之董事應在接受委任後之首次股東大會上接受本公司股東(「**股東**」)選舉。每名董事(包括有指定任期之董事)應輪值告退,至少每三年一次。

根據於二零零五年五月二十六日採納之本公司新的公司章程細則(「**新公司章程細則**」),每名董事(除主席及董事總經理外)(包括有指定任期之董事)應在股東週年大會上輪值告退,至少每三年一次;及所有為填補臨時空缺而被委任或新增之董事(不論是由董事會或股東於股東大會上委任)均須在接受委任後之首次股東週年大會上接受股東選舉。

於本公司二零零五年股東週年大會上,所有董事(除主席及董事總經理外)已根據於採納新公司章程細則前有效之本公司公司章程細則輪值告退。本公司是根據私人公司法1991於百慕達註冊成立的,而根據該法例,主席及董事總經理毋須輪值告退。此情況偏離該守則之守則條文第A.4.2條。

[illegible]

於二零零五年十二月三十一日，本集團共聘用438名僱員（包括本公司之董事（「**董事**」））（二零零四年：300名僱員）。截至二零零五年十二月三十一日止年度，董事及本集團之僱員的酬金及福利總額約34,600,000港元（二零零四年：35,200,000港元）。本集團之薪酬政策與市場慣例一致。

承董事會命

王幸東

董事總經理

香港，二零零六年四月十三日

流動資金及財務資源*(續)*

於二零零五年十二月三十一日，短期借款約為63,100,000港元（二零零四年：43,100,000港元），以致本集團之資本負債率（按借款總額與權益總額之比率）由二零零四年十二月三十一日之7.7%上升至二零零五年十二月三十一日的10.5%。於二零零四年十二月三十一日未償付之短期借款已於年內悉數償還，而新借款項（包括銀行借款及同系附屬公司借款）則撥作本集團日常營運資金。本集團大部份銀行信貸額度於二零零五年十二月三十一日尚未動用。

於二零零五年十二月三十一日，以人民幣列值的借款約64,500,000元人民幣（二零零四年：44,700,000元人民幣），餘下乃是以港元列值之銀行借款。本集團之所有借款均須於一年內清還及按浮動利率計息。儘管於二零零五年十二月三十一日之借款有所提升，但截至二零零五年十二月三十一日止年度的財務成本下跌至約600,000港元（二零零四年：1,400,000港元），主要原因是二零零四年之平均借款結餘較高，以及於二零零五年的借款主要用作海天花園項目的資金，而相關財務成本已全數資本化。

本集團於二零零五年十二月三十一日之資本承擔約275,900,000港元（二零零四年：29,500,000港元）。該等承擔主要與物業發展有關，並將由內部資金及借款滿足。

匯率波動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於預期之人民幣升值將對本集團整體有利及本集團所面對之其他外匯風險甚微，故本集團在截至二零零五年十二月三十一日止年度並無採取任何重大對沖或其他措施。於二零零五年十二月三十一日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零五年十二月三十一日，本集團將賬面值分別約236,300,000港元（二零零四年：215,000,000港元）及約8,800,000港元（二零零四年：無）之若干投資物業與租賃土地及樓宇和約5,000,000港元（二零零四年：38,100,000港元）之定期銀行存款用作本集團一般銀行信貸之抵押品。

或然負債

本公司及本集團之或然負債詳情列載於財務報表附註31內。

經營回顧（續）

丁、 **製造及貿易業務**（續）

積架主要從事特種石油化工下游產品業務，專注製造高增值之金屬加工液及切削防銹液。除擴大長江三角洲之分銷網絡外，積架亦開發中國壓鑄製造業重要基地－四川，進行銷售網絡擴展。透過各項市場開拓計劃，積架於華東及華中地區的業績均錄得理想的增長，其分區營業額亦較上年度增長超過30%。同時，透過新產品的推廣，在華南地區的市場佔有率亦有所上升，並成功獲得數家大型日資企業有關該等產品之訂單，使該分區營業額較上年度上升。

在產品推廣方面，積架除主力推廣美國壓鑄潤滑系列（GWS）產品外，同時亦聘用了英國金屬加工液研究專家，改良英國比爾牌（Korniche）系列產品配方。此外，積架亦開發了多項環保工業潤滑產品，以迎合目標市場及客戶對環保的要求。

儘管原油價格於短期內仍未有下調跡象，但積架相信憑藉全球經濟穩定增長，原油價格上升將不會對積架的業務造成太大影響。展望來年，積架將在產品種類、銷售及市場拓展方面投放更多資源。積架現時正積極考慮於華南以外區域建立新的生產設施，以靠近原材料及專業技術人員之供應地區。新生產設施將以生產各類高增值產品，務求增加產品邊際利潤為首要目標。同時，繼續專注推廣GWS及比爾牌系列產品，並積極引入新的高質素品牌，以開拓高增長工業市場。透過各項銷售擴展、市場開拓計劃及新產品之引入，積架對來年的業務發展審慎樂觀，並預期業務將持續為本集團帶來穩定的收益。

流動資金及財務資源

於回顧年度，本集團主要透過從營運所帶來之現金流、由銀行借款及同系附屬公司借款取得之財務資源獲得資金來源。截至二零零五年十二月三十一日止年度，本集團獲得多項銀行信貸額度共約194,700,000港元，包括一項以人民幣列值的40,000,000元人民幣銀行信貸額度。

本集團於二零零五年十二月三十一日持有現金及銀行存款（不包括已抵押存款）約143,300,000港元（二零零四年：120,800,000港元），其中50.9%、18.1%及31.0%（二零零四年：14.4%、55.8%及29.8%）分別以人民幣、港元及美元列值。

經營回顧*(續)*

乙、 **專業建築業務***(續)*

(ii) 門業及噴塗業務(續)

展望將來,銀豐將以門業為主,噴塗為輔,並抓緊內地經濟穩步發展、香港經濟指標持續回升和澳門旅遊及娛樂業之興旺所帶來之機遇。

丙、 **物業租賃業務**

本集團之物業租賃業務主要包括位於香港中環的東方有色大廈(「**該大廈**」),及位於香港和上海共五個住宅出租物業。

在二零零五年,物業租賃業務的營業額約12,100,000港元(二零零四年:10,600,000港元),較上年度上升14.2%,佔本集團綜合營業額5.2%(二零零四年:12.2%);而分類溢利則約24,800,000港元,較二零零四年之約31,300,000港元減少20.8%。若扣除投資物業重估收益約15,200,000港元(二零零四年:23,600,000港元),則分類溢利較上年度增加約24.7%。

受惠於持續轉好的香港經濟,該大廈於二零零五年錄得全年平均94%之出租率,較上年度的92%為高。目前,該大廈之出租率已達到100%。

本集團相信香港之物業租務市場將維持平穩發展,並預期該大廈能於二零零六年維持高出租率,而租金則有輕微增幅,為本集團提供穩定的盈利及現金流。此外,本集團亦計劃在二零零六年為該大廈進行適當之維修及改善工程,以提升該大廈之質素及租值。



東方有色大廈

丁、 **製造及貿易業務**

本集團現時之製造及貿易業務為積架石油化工集團有限公司及其附屬公司(統稱「**積架**」)所經營之工業潤滑油生產及分銷業務。

於二零零五年,積架的營業額約59,800,000港元(二零零四年:52,500,000港元),較上年度上升13.9%,佔本集團綜合營業額25.9%(二零零四年:60.6%),並錄得分類溢利約2,700,000港元(二零零四年:800,000港元)。營業額中82.8%及16.5%分別來自中國及香港,其餘來自東南亞地區。

經營回顧(續)

乙、 **專業建築業務**(續)

(i) *幕牆業務(續)*

金橋瑞和享有知名品牌,有一定的業務規模及豐富的管理經驗,在上海玻璃幕牆業內具有一定的市場地位。面對市場競爭,金橋瑞和繼續著重施工管理及探討採用新技術、新材料、新工藝,以提高產品質素,積極提高核心競爭力,樹立品牌效應,以承攬更多利潤較高的合約。繼完成了上海市政重點工程-上海科技城的屋面設計施工工程後,金橋瑞和於回顧年度內完成了多個中型幕牆設計施工項目(包括上海的德國中心),並投得閘北區大寧路商業發展項目的大型幕牆設計施工工程。金橋瑞和的經營策略為:以上海、北京地區為主,積極尋求拓展全國及海外市場。

展望來年,持續增長的中國經濟、二零零八年北京奧運、二零一零年上海世博及廣州亞運,將為幕牆行業提供重大的市場。此外,隨著中國建築業的發展和人民生活水平的不斷提高,玻璃幕牆將被更廣泛地應用,成為建築物重要組成部份。在此利好的客觀環境下,結合自身的競爭優勢,有利金橋瑞和尋找高質素和高利潤的工程。

(ii) *門業及噴塗業務*

於回顧年度,銀豐之營業額約4,000,000港元(二零零四年:2,900,000港元),由門類生產、安裝及銷售,以及噴塗工程之營業額組成。營業額中55.4%來自香港,其餘44.6%來自中國。於二零零五年,銀豐因寮步鎮政府收回土地獲賠償約10,100,000港元而錄得約6,200,000港元出售物業、廠房及設備之收益。因此,銀豐之虧損較二零零四年減少。

銀豐於回顧年度之上半年經過一系列股權及管理結構重組和因寮步鎮政府收回舊有廠房所處之土地而需搬遷至現址,直至二零零五年五月後才集中資源經營業務,因此,業務受影響了一段時期。於二零零五年下半年,銀豐努力開拓業務,加強內部管理,從而有效地控制經營成本,承接更多大型工程訂單。因此,銀豐已建立新業務基礎,為來年之業務發展打下穩建的根基。

經營回顧 *(續)*

甲、 房地產發展業務 *(續)*

(ii) *建築項目管理服務*

於回顧年度，本集團予以提供項目管理服務之廣州天河金海大廈已完成整體施工。本集團已進行之工作包括驗收幕牆、鋼架及電梯工程，監控工程之設計、施工及合同和成本驗收等。預期本集團根據該服務合約進行之工作將於二零零六年下半年完成。


金海大廈

乙、 專業建築業務

本集團的專業建築業務包括：金橋瑞和經營的玻璃幕牆及鋁窗設計及施工業務和銀豐集團有限公司及其附屬公司（統稱「**銀豐**」）經營的門類生產、安裝及銷售和防火吸音噴塗工程業務。

在二零零五年，專業建築業務的營業額約144,100,000港元（二零零四年：15,400,000港元），較上年度上升835.7%，佔本集團綜合營業額62.3%。由於金橋瑞和之賬目自二零零四年十月起才合併，因此，此分類只佔本集團二零零四年營業額的17.8%。在計入金橋瑞和全年業績及銀豐因寮步鎮政府收回舊有廠房所處之土地而錄得出售物業、廠房及設備之收益約6,200,000港元後，此分類業績由二零零四年的虧損約7,300,000港元轉為溢利約8,100,000港元。

(i) *幕牆業務*

中國房地產市場經過多年增長造就了幕牆行業發展至相當的規模。為了提升形象和檔次，幕牆的應用領域已由最早期主要用於酒店及商用物業拓展至住宅。此等因素為金橋瑞和帶來了巨大的業務發展空間。

於回顧年度，金橋瑞和的業務有顯著增長，其於中國之營業額約140,100,000港元，而於二零零五年底時之手頭合約尚未完成總額則約122,000,000港元。

[illegible]三[illegible]（續）

甲、 房地產發展業務（*續*）

(i) 房地產發展

於回顧年度，本集團努力為中國珠海海天花園項目（「**海天花園**」）進行各項整固及後續施工預備工作。其修改後之設計方案及施工圖則已獲珠海市當地政府批准。同時，本集團亦以更合理條件聘請了總承建商。



海天花園建築地盤

根據目前的發展計劃，海天花園大部份主體建築項目將於二零零六年內完成。本集團已就整體銷售計劃作出仔細籌劃，且準備就緒，待海天花園取得預售許可證後，便可正式將該項目的單位推出市場發售。預計整體項目建造將於二零零七年完成，並可交付買家使用。此項目將為本集團建立房地產發展業務品牌之基礎。

本集團已於二零零五年十二月以160,000,000元人民幣（約153,800,000港元）成功投得位於南京市江寧區科學園學四路以東、學七路以北佔地約300,000平方米的宗地。本集團將會與一位在於中國（尤其南京）物業發展方面具備豐富知識和經驗之合作夥伴成立合資公司，進行前述宗地的物業發展。該合資公司將分別由本集團及該合作夥伴擁有71%及29%。此項目為本集團的房地產發展業務邁進一步。本集團於未來將繼續在國內房地產市場研究方面投入更多資源，並透過加強與政府及相關部門的溝通，期望於可見之未來落實投資更多房地產發展項目。



前排：（由左至右）周中樞先生、王幸東先生
後排：（由左至右）閻西川先生、何小麗女士、李丹先生、錢文超先生
執行董事及高級管理層

經營回顧

甲、 房地產發展業務

本集團的房地產發展業務包括發展住宅及商用物業及提供建築項目管理服務。本集團積極投入資源持續研究國內房地產市場，並尋找房地產項目之投資機會。於回顧年度內，本集團已就若干項目進行可行性研究。

於二零零五年，此分類的營業額約15,000,000港元（二零零四年：7,600,000港元），全數來自建築項目管理服務，較上年度上升97.4%，佔本集團綜合營業額6.5%（二零零四年：8.8%）。於二零零四年，就發展中物業作出了減值撥備約25,000,000港元。由於在回顧年度毋須作出該類撥備，此分類業務轉虧為盈，從二零零四年之虧損約13,400,000港元，改善至二零零五年之溢利約12,600,000港元。



王幸東先生
董事總經理

業績概覽

東方有色集團有限公司（「**本公司**」）及其附屬公司（統稱「**本集團**」）於二零零五年度之綜合營業額約231,300,000港元（二零零四年：86,600,000港元），較上年度增加167.1%。

本集團於回顧年度內的營業額顯著上升，主要是由於已計入上海金橋瑞和裝飾工程有限公司（「**金橋瑞和**」）（其自二零零四年十月已成為本公司之全資附屬公司）全年140,100,000港元之營業額。

本集團於二零零五年度之綜合溢利約28,100,000港元（二零零四年：85,100,000港元），較上年度減少67.0%。於二零零四年度，本集團之溢利包括若干非重覆性之項目，如：不合併附屬公司之收益、發展中物業撥備及撥回銀行擔保撥備。若為作比較而不計入該等項目，二零零四年度之溢利約為21,300,000港元，本集團於二零零五年度之表現與二零零四年比較，盈利增加31.9%。

本集團目前主要從事四類業務，分別為房地產發展、專業建築、物業租賃和製造及貿易。每類業務之表現於下文「經營回顧」部份內討論。

展望 *(續)*

於二零零五年，中國政府實施宏觀調控政策，引導中國房地產市場趨向更健康的發展。另一方面，中國對住宅及商業樓房需求仍然殷切。本集團對發展中國房地產市場充滿信心。

我們相信，二零零八年北京奧運、二零一零年上海世博及廣州亞運等項目將為本集團核心業務帶來商機。本集團亦將繼續發揮附屬公司之間的互補優勢，為客戶提供更優質的產品及服務，並努力提升整體表現及盈利能力。同時，本集團將致力加強企業管治及增加企業透明度，以提升企業形象。

最後，本人謹對過去一年來為本集團竭誠服務和作出貢獻的所有董事、管理層及員工們致以衷心謝意，並藉此代表董事會感謝鼎力支持本集團的客戶、業務夥伴及股東。我們將會同心協力，務求進一步提升本集團的競爭優勢及盈利能力，竭誠為客戶帶來最佳的產品及服務，為股東創造理想的回報。

承董事會命

周中樞

主席

香港，二零零六年四月十三日

[illegible]（續）

本集團為廣州天河金海大廈提供的建築項目管理服務能如期進行。是項大型建築管理服務項目除了為本集團帶來理想的盈利貢獻外，亦為本集團提供了培養一個優秀建築項目管理隊伍的良機，為將來承接更多的房地產開發項目積累了經驗。

本集團於二零零四年十月完成收購金橋瑞和100%股權。金橋瑞和從事玻璃幕牆業務，並為本集團二零零五年度之主要營業額及溢利貢獻來源。繼完成了上海市政府重點工程 - 上海科技城的屋面設計施工工程之後，金橋瑞和於年度內成功投得上海閘北區大寧路商業發展項目的大型玻璃幕牆施工工程，建立了良好的市場形象和品牌。金橋瑞和於回顧年度內營業額大幅攀升，在上海幕牆業內佔有一定的市場佔有率，為未來的發展奠定良好的基礎。另外，銀豐集團有限公司及其附屬公司（統稱「**銀豐**」）於回顧年度之上半年完成廠房搬遷後，已於下半年集中資源拓展業務，並成功承接多項大型的木門加工及安裝工程。本集團預期銀豐的業務於二零零六年將可進一步改善。

本集團之物業租賃業務表現繼續令人滿意。由於香港物業市場轉旺，經濟不斷改善，位於中區的東方有色大廈目前之出租率達100%。隨著香港經濟持續改善，預計香港物業租務市場將持續暢旺。鑑於市況利好，加上東方有色大廈處於中心地帶，預期其租金水平將維持平穩增長，繼續為本集團帶來穩定的收入。

製造及貿易業務方面，積架石油化工集團有限公司及其附屬公司（統稱「**積架**」）於二零零五年透過市場開拓、產品開發及改良，在不同地區的營業額及市場佔有率均錄得升幅。此外，積架著重質素及環保之要求，旗下產品能迎合市場之需要，因而能維持其競爭力。

展望

展望未來，作為中國五礦一家從事房地產發展業務的海外上市公司，本集團在致力開拓中國房地產發展業務之同時，亦積極物色各類極具潛力的項目，令本集團邁向多元化發展，拓闊盈利來源，以達致「拓展業務、增加盈利」的目標。

自二零零五年起，本集團以珠江三角洲為首選地區，繼以北京、上海、廣州及南京等中國主要的房地產熱點區域為中心，輻射周邊區域如長江三角洲，對住宅與商業的房地產開發項目進行研究，積極尋求具潛質且適合本集團的投資項目。

總覽

本人欣然宣佈，東方有色集團有限公司（「**本公司**」）及其附屬公司（統稱「**本集團**」）於二零零五年持續錄得淨利潤。二零零五年之綜合營業額約231,300,000港元，較二零零四年度的約86,600,000港元躍升167.1%。專業建築業務為本集團之營業額帶來重大貢獻，主要由於本公司收購所得並於二零零四年十月起正式成為本公司全資附屬公司之上海金橋瑞和裝飾工程有限公司（「**金橋瑞和**」）的全年業績於二零零五年計入本集團之財務報表內。於二零零四年，財務報表只計入金橋瑞和截至二零零四年十二月三十一日止三個月之業績。

本集團業務在回顧年度整體表現理想。年度綜合溢利約28,100,000港元，較二零零四年度的約85,100,000港元減少67.0%。溢利大幅下跌之原因在於二零零四年度之財務報表計入不合併附屬公司之收益、發展中物業撥備及撥回銀行擔保撥備等總數約為63,800,000 港元之項目，而有關項目於二零零五年度不再出現。倘不包括上述項目以作比較，本集團二零零四年之溢利應約為21,300,000港元，本集團於回顧年度之溢利將增加31.9%。回顧年度每股基本盈利約3.65港仙（二零零四年：11.02港仙）。

回顧

「立足香港、拓展內地」是本集團的策略發展方向。藉香港與國際接軌的跳板，作為國際融資的平台及跨國經營的橋樑；以中國作為生產的基地，再輔以最終控股股東中國五礦集團公司（「**中國五礦**」）的多方面支持，本集團以房地產發展為主業，輔以專業建築、物業租賃和製造及貿易等業務。本集團憑藉穩健的財務基礎及過去所積累的業務經驗，積極開拓房地產發展業務，尋求機會為本集團展開未來更美好的一頁。

本集團於回顧年度對多個具潛質之中國房地產開發項目進行了多方面的研究，並於二零零五年十二月以160,000,000元人民幣(約153,800,000港元)成功投得位於南京市江寧區科學園學四路以東、學七路以北佔地約300,000平方米的宗地。本集團將成立一家合資公司，在上述地塊上開發物業項目。本集團及一名合作夥伴將分別擁有合資公司71%及29%權益。該名合作夥伴對中國－特別是南京的物業發展具備豐富知識及經驗。預期該開發項目將成為本集團進一步拓展中國房地產市場的又一里程碑。

就珠海海天花園項目（「**海天花園**」）而言，本集團已完成籌備工作，包括設計修訂、承建商招標及制訂銷售計劃。後續發展工程已展開。預期整體項目可於二零零六年內取得預售許可證，並能夠於二零零七年交付買家使用。有鑒於珠海市樓市目前發展蓬勃，我們相信海天花園項目未來可為本集團帶來收益。



周中樞先生
主席

主席
周中樞

董事總經理
王幸東

董事副總經理
閻西川

執行董事
錢文超
何小麗

獨立非執行董事
林　濬
馬紹援
譚惠珠

合資格會計師
阮慧敏

公司秘書
蕭天好

核數師
羅兵咸永道會計師事務所
香港中環太子大廈22樓

主要往來銀行
中國銀行(香港)有限公司

股份過戶登記分處
香港中央證券登記有限公司
香港
皇后大道東183號
合和中心46樓

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點
香港九龍
尖沙咀漆咸道南79號
中國五礦大廈18樓
電話:2613 6363
傳真:2581 9823

網址
http://www.onfem.com

目 錄



東方有色集團有限公司 *

ONFEM HOLDINGS LIMITED

(於百慕達註冊成立之有限公司)

(股份代號：230)

05

二零零五年年報

* 僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.




SEC MAIL PROCESSING
RECEIVED
MAY 08 2006
WASH, D.C.
192
SECTION

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 230)

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING


RECEIVED

A notice convening the AGM (as defined in this circular) to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Friday, 26th May, 2006 at 10:30 a.m. is set out on pages 12 to 15 of this circular. A form of proxy for use at the AGM is enclosed.

Whether or not you are able to attend the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not prevent you from attending and voting in person in the AGM or any adjournment thereof if you so wish.

27th April, 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	an annual general meeting of the Company to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Friday, 26th May, 2006 at 10:30 a.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM which is set out on pages 12 to 15 of this circular;
"associate"	shall have the meaning ascribed to it in the Listing Rules;
"Audit Committee"	the audit committee of the Company;
"Board"	the board of Directors (including both executive and independent non-executive Directors);
"Bye-laws"	the bye-laws of the Company;
"Company"	ONFEM Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Stock Exchange;
"connected person"	shall have the meaning ascribed to it in the Listing Rules;
"Directors"	directors (including both executive and independent non-executive directors) of the Company;
"General Mandate Resolutions"	the ordinary resolutions to be proposed and passed at the AGM for approving the granting of the Issuance Mandate and the Repurchase Mandate;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time;

"Issuance Mandate"	the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new Shares not exceeding 20% of the issued share capital of the Company;
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and currently holding approximately 53.95% of the issued share capital of the Company and a wholly owned subsidiary of Minmetals HK;
"Latest Practicable Date"	24th April, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time;
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of China Minmetals Corporation;
"PRC"	the People's Republic of China;
"Repurchase Mandate"	the general and unconditional mandate to the Directors authorising repurchases of Shares by the Company on the Stock Exchange not exceeding 10% of the issued share capital of the Company;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Shareholder(s)"	holder(s) of Share(s);
"Shares"	fully paid shares of HK$0.10 each of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	shall have the meaning ascribed to it in the Listing Rules; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 230)

Executive Directors:
Mr. ZHOU Zhongshu, *Chairman*
Mr. WANG Xingdong, *Managing Director*
Mr. YAN Xichuan, *Deputy Managing Director*
Mr. QIAN Wenchao
Ms. HE Xiaoli

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

27th April, 2006

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES,
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

At the AGM, resolutions will be proposed to approve (i) the grant of the Issuance Mandate and the Repurchase Mandate; and (ii) the re-election of retiring Directors.

The purpose of this circular is to provide you with the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the ordinary resolutions to approve the grant of the Issuance Mandate and the Repurchase Mandate, and to re-elect retiring Directors.

ISSUANCE MANDATE AND REPURCHASE MANDATE

It will be proposed at the AGM to approve the granting of new general mandates to the Directors:

(a) to allot, issue and deal with new Shares of an aggregate nominal amount not exceeding 20% of the issued share capital of the Company on the date of passing of the General Mandate Resolutions; and

(b) to repurchase Shares on the Stock Exchange of an aggregate nominal amount not exceeding 10% of the issued share capital of the Company on the date of passing of the General Mandate Resolutions.

In accordance with the requirements of the Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the grant of the Repurchase Mandate. An explanatory statement as required by the Listing Rules in connection with the Repurchase Mandate is set out in the Appendix to this circular.

RE-ELECTION OF DIRECTORS

Pursuant to the bye-law 111(A) of the Bye-laws, Mr. Qian Wenchao, Ms. He Xiaoli, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria retire from office and, being eligible, offer themselves for re-election.

The followings are the particulars of Mr. Qian Wenchao, Ms. He Xiaoli, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria (as required under Rule 13.74 of the Listing Rules) who are proposed to be re-elected at the AGM:

Mr. QIAN Wenchao, aged 41, was appointed as an executive Director of the Company in November, 2003. Mr. Qian is also a director of June Glory and Minmetals HK. He earned his Bachelor of Arts degree in Economics from the Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals Corporation in 1989 and has worked in the Overseas Enterprises Division of China Minmetals Corporation with responsibilities in financial management. Mr. Qian has over 10 years of experience in corporate financial management.

Mr. Qian was an executive director of Minmetals Resources Limited (formerly known as Oriental Metals (Holdings) Company Limited), a company listed on the Stock Exchange, during the period from 12th January, 2004 to 6th October, 2005. Save as disclosed above, Mr. Qian did not hold any directorships in other listed public companies in the last three years and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. On 15th March, 2004, Mr. Qian was granted an option by the Company to subscribe for 1,500,000 Shares with the exercise period from 16th March, 2004 to 15th March, 2007 under the share option scheme adopted by the

Company. Save as disclosed above, Mr. Qian does not have any other interests in the Shares within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr. Qian and Mr. Qian is subject to retirement by rotation and re-election pursuant to the Bye-laws. No emoluments was received from the Company by Mr. Qian for the year ended 31st December, 2005. The emoluments of Directors are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the market prevailing conditions. Save as disclosed above, there are no other matters in relation to the re-election of Mr. Qian, which need to be brought to the attention of the Shareholders and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Ms. HE Xiaoli, aged 38, was appointed as an executive Director of the Company in February, 2002. She is also the General Manager of the Finance Department of the Company. Ms. He holds a Bachelor's degree in Accounting from the North China University of Technology and a Master's degree in Business Administration from the University of South Australia, and is also a PRC senior accountant and a member of the Chinese Institute of Certified Public Accountants. Prior to joining the Company, she was the Head of Business Division and the Deputy Minister of Accounting Information Division of the Finance Department of previous China National Nonferrous Metals Industry Corporation. Ms. He has extensive experience in financial management of PRC enterprises.

Ms. He did not hold directorships in any other listed public companies in the last three years. She is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. On 15th March, 2004, Ms. He was granted an option by the Company to subscribe for 1,500,000 Shares with the exercise period from 16th March, 2004 to 15th March, 2007 under the share option scheme adopted by the Company. In addition, she has a personal interest in 20,000 Shares. Save as disclosed above, Ms. He does not have any other interests in the Shares within the meaning of Part XV of the SFO. There is no service contract between the Company and Ms. He and Ms. He is subject to retirement by rotation and re-election pursuant to the Bye-laws. The amount of emoluments received from the Company by Ms. He for the year ended 31st December, 2005 was HK$1,055,000. The emoluments of Directors are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the market prevailing conditions.

During the period when Ms. He was a director of each of Condo Curtain Wall Company Limited ("**CCW**"), Condo Engineering (China) Limited ("**CEC**") and Polycrown Engineering (Holdings) Limited ("**PEHL**"), winding-up orders were made by the High Court of Hong Kong against CCW and CEC on 8th September, 2003 as certain conditions precedent to the debt restructuring proposal of each of CCW and CEC (collectively, "**Proposals**") remained unfulfilled as at the respective long stop date of each of the Proposals, and against PEHL on 11th August, 2004 as PEHL failed to repay a sum of approximately HK$2,151,000 under a statutory demand. The amounts involved in the liquidation (being the aggregate amount of claims received by each of the respective liquidators) of each of CCW, CEC and PEHL were approximately HK$83,400,000, HK$141,800,000 and HK$2,200,000 respectively. Both of CCW and CEC were companies incorporated in Hong Kong with limited liability and principally engaged in the design and installation of curtain walls and aluminium window cases before liquidation. PEHL was a company incorporated in the British Virgin Islands with limited liability and its principal business was investment holding. Liquidators have been appointed to each of CCW, CEC and PEHL and the proceedings of the liquidation of each of those companies are on-going. Save as disclosed above, there are no other matters in relation to the re-election of Ms. He, which need to be brought to the attention of the Shareholders and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (k) and Rules 13.51(2)(m) to (v) of the Listing Rules.

Mr. Selwyn MAR, aged 70, was appointed as an independent non-executive Director of the Company in November, 2002. Mr. Mar graduated from the London School of Economics, University of London. He is a chartered accountant, the Managing Partner of Nexia Charles Mar Fan & Co., Certified Public Accountants and the Managing Director of Marfan & Associates Limited. Mr. Mar was the President of the Hong Kong Institute of Certified Public Accountants in 1991, a member of the Appeals Panel of Securities & Futures Commission and a member of the Board of Governors of Chinese International School. Mr. Mar was active in commercial and industrial undertakings in Hong Kong and PRC in the past 28 years. Mr. Mar is an Honorary Fellow of the Lingnan University.

Mr. Mar was a director of Forefront International Holdings Limited during the period from 20th July, 2004 to 16th September, 2004. He is also an independent non-executive director of China Everbright International Limited and Man Yue International Holdings Limited. All of the aforesaid companies are listed on the Stock Exchange. Save as disclosed above, Mr. Mar did not hold any directorships in other listed public companies in the last three years. Mr. Mar is not connected with any Directors, senior management or substantial or controlling shareholders of the Company and he does not have any interests in the Shares within the meaning of Part XV of the SFO. The service contract between the Company and Mr. Mar was entered into on 7th April, 2005 for a period ending on 28th May, 2006 (inclusive) and Mr. Mar is subject to retirement by rotation and re-election pursuant to the Bye-laws. The fee for acting as an independent non-executive Director and the fee for acting as a member of the Audit Committee received by Mr. Mar are HK$220,000 per annum and HK$80,000 per annum respectively and are the same as those received by the other independent non-executive Directors and the other members of the Audit Committee except that Mr. Mar receives an additional allowance of HK$10,000 per annum for acting as the chairman of the Audit Committee. Save as disclosed above, there are no other matters in relation to the re-election of Mr. Mar, which need to be brought to the attention of the Shareholders and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Ms. TAM Wai Chu, Maria, aged 60, was appointed as an independent non-executive Director of the Company in April, 1997. Ms. Tam holds a Bachelor's degree in Law from the University of London. She has been a practising barrister since 1972. Ms. Tam is currently involved in numerous community services, which include the Deputy of the National Peoples' Congress of the PRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region, a member of the Bar Association, a board member of the Urban Renewal Authority, a member of the Advisory Committee on Corruption of the Independent Commission Against Corruption and a member of the Commission on Strategic Development.

Ms. Tam is also a non-executive director of eight other companies listed on the Stock Exchange, namely Wing On Company International Limited, eSun Holdings Limited, Guangnan (Holdings) Limited, Sa Sa International Holdings Limited, Sinopec Kantons Holdings Limited, Titan Petrochemicals Group Limited, Tong Ren Tang Technologies Company Limited and Nine Dragons Paper (Holdings) Limited. Save as disclosed above, Ms. Tam did not hold any directorships in other listed public companies in the last three years. Ms. Tam is not connected with any Directors, senior management or substantial or controlling shareholders of the Company and she does not have any interests in the Shares within the meaning of Part XV of the SFO. The service contract between the Company and Ms. Tam was entered into on 7th April, 2005 for a period ending on 26th May, 2007 (inclusive) and Ms. Tam is subject to retirement by rotation and re-election pursuant to the Bye-laws. The fee for acting as an independent non-executive Director and the fee for acting as a member of the Audit Committee received by Ms. Tam are HK$220,000 per annum and HK$80,000 per annum respectively and are the same as those received by the other independent non-executive Directors and the other members of the Audit Committee except that the independent non-executive Directors who acts as the chairman of the Audit Committee receives an additional allowance. Save as disclosed above, there are no other matters in relation to the re-election of Ms. Tam, which need to be brought to the attention of the Shareholders and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

ANNUAL GENERAL MEETING

A notice convening the AGM to be held on Friday, 26th May, 2006 is set out on pages 12 to 15 of this circular. A form of proxy for use at the AGM is enclosed. You are requested to complete the form of proxy and return it to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM or any adjournment thereof, whether or not you intend to be present at the AGM. Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

RIGHT TO DEMAND A POLL

Pursuant to bye-law 78 of the Bye-laws, a resolution put to the vote at any general meeting of the Company shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

RECOMMENDATION

The Directors believe that the granting of the Issuance Mandate and the Repurchase Mandate and the re-election of retiring Directors are in the best interests of the Company and the Shareholders. Accordingly the Directors recommend you to vote in favour of all the ordinary resolutions to be proposed at the AGM.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors jointly and severally accept responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries and that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
For and on behalf of the Board
Wang Xingdong
Managing Director

This Appendix serves an explanatory statement, as required by the Listing Rules, to provide requisite information to you for consideration of the Repurchase Mandate.

1. STOCK EXCHANGE RULES FOR REPURCHASES OF SECURITIES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which is summarised below.

The Listing Rules provide that all proposed repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by Shareholders by an ordinary resolution, either by way of a general mandate, or by a special approval in relation to specific transactions.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 772,181,783 Shares. Subject to the passing of the General Mandate Resolutions, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 77,218,178 fully-paid Shares on the basis that no further Shares will be issued or repurchased prior to the date of the AGM.

3. REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the interests of the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares but consider that the Repurchase Mandate will provide the Company the flexibility to do so when appropriate. Such repurchases may enhance the net value of the Company and/or earning per Share.

4. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) ("**Companies Act**").

The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the repurchased shares, or the profits that would otherwise be available for distribution by way of dividend or the proceeds of a new issue of shares made for such purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the share premium or contributed surplus accounts of the Company. Under the Companies Act, the shares so repurchased will be treated as cancelled but the aggregate amount of authorised share capital will not be reduced so that the shares may be subsequently re-issued.

The Directors intend to apply the capital paid up on the relevant Shares or the profits that would otherwise be available for distribution by way of dividend for any repurchases of its Shares.

As compared with the financial position of the Company as at 31st December, 2005 (being the date of its latest audited financial statements), the Directors consider that there might be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed repurchases were to be carried out in full during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in circumstances, have a material adverse impact on the working capital or gearing ratio of the Company.

5. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquires, any of their associates, has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to any company of the Group.

No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company, in the event that the Company is authorised to make repurchases of Shares.

6. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of Bermuda, and in accordance with the regulations set out in the memorandum of association of the Company and the Bye-laws.

7. EFFECT OF TAKEOVERS CODE

A repurchase of Shares by the Company may result in an increase in the proportionate interests of a substantial shareholder of the Company in the voting rights of the Company, such increase will be treated as an acquisition for the purpose of the Takeovers Code.

As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of the Shareholder's interest, could obtain or consolidate control of the Company and could give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, June Glory had an attributable interest of approximately 53.95% of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of June Glory in the Company would be increased to approximately 59.94% of the issued share capital of the Company and such increase will not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed aforesaid, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases to be made under the Repurchase Mandate.

8. GENERAL

There have been no repurchases of any Shares by the Company (whether on the Stock Exchange or otherwise) made in the 6 months preceding the date of this circular.

During each of the previous 12 months, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Per Share	
Month	**Highest**	**Lowest**
	HK$	*HK$*
2005		
April	0.640	0.475
May	0.600	0.470
June	0.590	0.490
July	0.530	0.445
August	0.530	0.440
September	0.470	0.430
October	0.470	0.310
November	0.430	0.345
December	0.440	0.340
2006		
January	0.520	0.380
February	0.570	0.455
March	0.640	0.490



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 230)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of ONFEM Holdings Limited ("**Company**") will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Friday, 26th May, 2006 at 10:30 a.m. ("**Meeting**") for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2005.

2. To re-elect Mr. Qian Wenchao, Ms. He Xiaoli, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria as directors of the Company and to authorise the board of directors of the Company ("**Directors**") to fix the remuneration of directors.

3. To fix a maximum number of directors at 12 and to authorise the Directors to appoint additional directors up to such maximum number.

4. To re-appoint Messrs. PricewaterhouseCoopers as the auditors for the ensuing year and to authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "**THAT**

   (a) subject to paragraph 5(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 5(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 5(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs 5(a) and 5(b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 5(d) below) or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company ("**Shareholders**")) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this Resolution) and the said approval to the Directors in paragraphs 5(a) and 5(b) above shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors to the Shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognised regulatory body or any stock exchange)."

6. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

"THAT

(a) subject to paragraph 6(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 6(d) below) of all the powers of the

Company to repurchase its own shares (including redeemable shares) on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or the listing rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph 6(a) above shall authorise the Directors during the Relevant Period to procure the Company to repurchase its own shares at a price determined by the Directors;

(c) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 6(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution and the said approval to the Directors in paragraphs 6 (a) and 6(b) above shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting."

7. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

"**THAT** conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution."

8. To transact any other business.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 27th April, 2006

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.

3. The Register of Members will be closed from Friday, 19th May, 2006 to Friday, 26th May, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the Meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 18th May, 2006.

8. 處理其他事項。

承董事會命
董事總經理
王幸東

香港，二零零六年四月二十七日

附註：

1. 凡有權出席該會議及投票之股東，均有權委派一位或多位代表代其出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於該會議或續會之指定舉行時間四十八小時前送達本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。

3. 本公司將由二零零六年五月十九日星期五至二零零六年五月二十六日星期五止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之該會議，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零六年五月十八日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

(「**聯交所**」)證券上市規則或任何其他證券交易所證券上市規則之規定並在其規限下,行使本公司所有權力在聯交所或在本公司證券所上市且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份(包括可贖回股份);

(b) 上文6(a)段之批准將授權董事會於有關期間內按董事會釐定之價格為本公司購回其本身之股份;

(c) 本公司依據上文6(a)段購回之股本面值總額,不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十,而上文6(a)及6(b)段授予董事會之批准亦須受此數額限制;

(d) 就本決議案而言:

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間:

(i) 本公司下屆股東週年大會結束之日;

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日;或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權之日。」

7. 作為特別事項,考慮並酌情通過(不論作出修訂與否)以下決議案為本公司之普通決議案:

「**動議**在通過上文第6項決議案後,授權董事會將按上文第6項決議案所述由本公司購回本公司股本中之股份面值總額,加上董事會依據上文第5項決議案可配發之股本面值總額,惟本公司購回之股本面值總額不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十。」

決議案通過當日之已發行股本面值總額百分之二十，及(bb)（如董事會獲本公司股東（「**股東**」）另行通過普通決議案授權）本公司在通過該項決議案後購回之本公司股本面值總額（上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十）兩者之總和，惟因(i)配售新股（定義見下文5(d)段），或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及／或其任何附屬公司之行政人員及／或僱員授予或發行股份及／或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述5(a)及5(b)段授予董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權之日；及

「配售新股」指董事會於指定期間內，向於指定紀錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議（惟董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排）。」

6. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**

(a) 在下文6(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文6(d)段）內按照所有適用法例及／或不時修訂之香港聯合交易所有限公司



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

茲通告東方有色集團有限公司（「**本公司**」）謹訂於二零零六年五月二十六日星期五上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會（「**該會議**」），以處理下列事宜：

1. 省覽截至二零零五年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選錢文超先生，何小麗女士、馬紹援先生及譚惠珠女士為本公司之董事及授權本公司董事會（「**董事會**」）釐定董事之酬金。

3. 議定董事之人數上限為十二名，並授權董事會在該限額內委聘新董事。

4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權董事會釐定彼等之酬金。

5. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**

(a) 在下文5(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文5(d)段）內行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，以及訂立或授出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文5(a)段之批准將授權董事會於有關期間內訂立或授出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 董事會依據上文5(a)及5(b)段之批准所配發或同意有條件或無條件配發（不論其為依據購股權所配發者與否）之股本面值總額，不得超過(aa)本公司於本

* *僅供識別*

June Glory毋須根據收購守則第26條就上述增幅提出全面收購建議。除上文所述者外，董事並未知悉根據購回授權作出任何購回將引致任何收購守則所述之後果。

8. 一般事項

本公司於本通函刊發日期前六個月概無購回（不論在聯交所或循其他途徑）任何本公司股份。

股份於過去十二個月每月在聯交所錄得之最高及最低成交價如下：

月份	**每股**	
	最高	**最低**
	港元	*港元*
二零零五年		
四月	0.640	0.475
五月	0.600	0.470
六月	0.590	0.490
七月	0.530	0.445
八月	0.530	0.440
九月	0.470	0.430
十月	0.470	0.310
十一月	0.430	0.345
十二月	0.440	0.340
二零零六年		
一月	0.520	0.380
二月	0.570	0.455
三月	0.640	0.490

董事有意將有關股份之實收資本或可供派發股息之溢利用於購回本身股份。

董事認為倘於建議購回期間全面行使購回授權，與截至二零零五年十二月三十一日（編撰最新經審核財務報表之日期）止之本公司財務狀況比較，則可能對本公司之營運資金或資本負債水平造成重大不良影響。然而，倘行使購回授權會對本公司當時所需之營運資金或資本負債水平造成重大不良影響，則董事不擬行使購回授權。

5. 董事、彼等之聯繫人及關連人士

董事及（在作出一切合理查詢後就彼等所知及所信）其任何聯繫人暫無意在購回授權獲股東批准之情況下向本集團屬下任何公司出售股份。

本公司並未接獲任何本公司關連人士通知，表示其現時有意在本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會向本公司出售任何其名下股份。

6. 董事承諾

董事已向聯交所承諾，根據上市規則及百慕達所有適用法例，並按本公司組織章程大綱及公司章程細則之規定行使本公司之權力，根據建議決議案購回股份。

7. 收購守則之影響

倘由於本公司購回股份，以致本公司一名主要股東於本公司之投票權比率有所增加，則根據收購守則，該等增加將被視為一項收購。

因此，一名股東或多名一致行動之股東，視乎股東權益之增加水平，可取得或鞏固在本公司之控制權而須根據收購守則第26條提出強制收購建議。

於最後可行日期，June Glory於本公司已發行股本中持有約53.95%應佔權益。倘董事全面行使購回授權購回股份，則June Glory於本公司之持股量將增加至約59.94%，故

本附錄乃遵照上市規則而發出之說明函件，旨在向　閣下提供所需資料以供考慮購回授權。

1. 聯交所購回證券規則

上市規則准許以聯交所為第一上市交易所之公司在聯交所購回本身證券，惟須遵守若干限制，其中最重要者概述如下。

上市規則規定以聯交所為第一上市交易所之公司在聯交所購回證券之所有建議，均須由股東事先通過普通決議案，以賦予公司董事會購回股份之一般授權，或就特定交易賦予公司董事會特別批准。

2. 股本

於最後可行日期，本公司已發行股本包括772,181,783股股份。待通過一般授權決議案後，倘於股東週年大會日期前再無發行或購回股份，則本公司可根據購回授權購回最多77,218,178股全面繳足之股份。

3. 購回理由

董事相信購回授權符合本公司及股東之利益。

董事現時無意購回任何股份，惟認為購回授權可在適當時候為本公司提供購回之靈活性。該等購回可提高本公司資產淨值及/或每股盈利。

4. 購回資金來源

本公司於購回股份時僅可動用根據本公司組織章程大綱及公司程章細則以及百慕達一九八一年公司法（經修訂）（「**公司法**」）規定可合法作此用途之資金。

公司法規定就購回股份而支付之資本，僅可自有關股份之實收資本，或可供派發股息之溢利，或就購回而發行新股份之所得款項中撥付。就購回所須支付之溢價僅可自可供派發股息之溢利，或自本公司之股份溢價賬或繳入盈餘賬中撥付。根據公司法，據此購回之股份將視為已被註銷，惟不扣減法定股本總額，使股份可於日後重新發行。

(iii) 代表不少於十分一全部股東投票權之一名或多名親身(或(倘股東為法人團體)經其正式授權代表)或由受委代表出席之股東;或

(iv) 持有不少於十分一授予投票權股份繳足股本總額之一名或多名親身(或(倘股東為法人團體)經其正式授權代表)或由受委代表出席之股東。

推薦建議

董事相信,授出發行授權和購回授權及重選退任董事符合本公司及股東之最佳利益。因此,董事建議 閣下投票贊成擬於股東週年大會上提呈之所有普通決議案。

責任聲明

本通函載有上市規則規定有關本集團之詳細資料。董事共同及各自對本通函所載資料之準確性負責,並在作出所有合理查詢後確認,就彼等所知及所信,本通函並無遺漏其他事實以致所載之任何陳述有所誤導。

此致

列位股東 台照

承董事會命
董事總經理
王幸東
謹 啟

二零零六年四月二十七日

譚女士亦擔任其他八間於聯交所上市之公司(即永安國際有限公司、豐德麗控股有限公司、廣南(集團)有限公司、莎莎國際控股有限公司、中石化冠德控股有限公司、泰山石化集團有限公司、北京同仁堂科技發展股份有限公司及玖龍紙業(控股)有限公司)之非執行董事。除上文所披露者外,譚女士於過去三年未有在其他上市公眾公司擔任董事職務。譚女士與本公司任何董事、高級管理層或主要股東或控股股東概無關連,彼亦無擁有任何證券及期貨條例第XV部所指之股份權益。本公司與譚女士於二零零五年四月七日簽訂之服務合約之年期至二零零七年五月二十六日(包括此日),及譚女士須按照公司章程細則輪值告退及膺選連任。譚女士出任獨立非執行董事及出任審核委員會成員所收取之酬金分別為每年220,000港元及每年80,000港元。除出任審核委員會主席之獨立非執行董事可收取額外津貼外,譚女士與其他獨立非執行董事及審核委員會成員所收取之酬金相同。除上文所披露者外,概無有關重選譚女士之其他事宜須知會股東,亦無其他須根據上市規則第13.51(2)(h)至(v)條而予以披露之資料。

股東週年大會

召開於二零零六年五月二十六日星期五舉行之股東週年大會之通告載於本通函第12至第15頁。本通函隨附股東週年大會上使用之代表委任表格。無論 閣下是否有意出席股東週年大會,務請按其列印之指示填妥代表委任表格,並於股東週年大會或其任何續會指定舉行時間四十八小時前將表格交回本公司之香港股份過戶登記分處香港中央證券登記有限公司。填妥及交回代表委任表格後, 閣下仍可親身出席股東週年大會或其任何續會,並可於會上投票。

要求以數票方式表決之權利

根據本公司之公司章程細則第78條,每項於本公司股東大會提呈之決議案須首先以舉手形式表決,除非(在宣佈舉手表決結果之前或當時或於撤回其他任何以數票方式表決之要求時)由下列人士提出以數票方式表決之要求:

(i) 大會之主席;或

(ii) 不少於三名親身(或(倘股東為法人團體)經其正式授權代表)或由受委代表出席並有權投票之股東;或

元及2,200,000港元。瑞和工程及瑞和中國均為於香港註冊成立之有限公司，於清盤前主要從事玻璃幕牆及鋁窗之設計及安裝。PEHL為一間於英屬處女群島註冊成立之有限公司，其主要業務為投資控股。瑞和工程、瑞和中國及PEHL已被清盤人接管，而該等公司之清盤程序仍在進行。除上文所披露者外，概無有關重選何女士之其他事宜須知會股東，亦無其他須根據上市規則第13.51(2)(h)至(k)條及上市規則第13.51(2)(m)至(v)條而予以披露之資料。

馬紹援先生，現年七十歲，於二零零二年十一月獲委任為本公司獨立非執行董事。馬先生畢業於倫敦大學倫敦經濟學院經濟系。彼現為特許會計師、馬炎璋會計師行之最高合夥人及馬炎璋秘書有限公司董事總經理。馬先生曾於一九九一年出任香港會計師公會會長，亦曾出任證券及期貨事務監察委員會上訴委員會委員及漢基國際學校董事會成員。馬先生於過去二十八年曾積極參與商業及工業事務。馬先生為嶺南大學之榮譽院士。

馬先生於二零零四年七月二十日至二零零四年九月十六日期間曾出任福方國際控股有限公司之董事。彼亦為中國光大國際有限公司及萬裕國際集團有限公司之獨立非執行董事。前述公司均於聯交所上市。除上文所披露者外，馬先生於過去三年未有在其他上市公眾公司擔任董事職務。馬先生與本公司任何董事、高級管理層或主要股東或控股股東概無關連。彼亦無擁有任何證券及期貨條例第XV部所指之股份權益。本公司與馬先生於二零零五年四月七日簽訂之服務合約之年期至二零零六年五月二十八日（包括此日），及馬先生須按照公司章程細則輪值告退及膺選連任。馬先生出任獨立非執行董事及出任審核委員會成員所收取之酬金分別為每年220,000港元及每年80,000港元。馬先生除由於出任審核委員會主席可收取額外每年10,000港元之津貼外，彼與其他獨立非執行董事及審核委員會成員所收取之酬金相同。除上文所披露者外，概無有關重選馬先生之其他事宜須知會股東，亦無其他須根據上市規則第13.51(2)(h)至(v)條而予以披露之資料。

譚惠珠女士，現年六十歲，於一九九七年四月獲委任為本公司獨立非執行董事。譚女士持有倫敦大學之法律學士學位，現為執業大律師，自一九七二年開始執業。譚女士現出任多個職務，其中包括：中國全國人民代表大會代表，香港特別行政區基本法委員會委員，香港大律師公會成員、香港市區重建局董事會成員、廉政公署貪污問題諮詢委員會委員及策略發展委員會委員。

有證券及期貨條例第XV部所指之其他權益。錢先生並無與本公司訂立服務合約，惟須按照公司章程細則輪值告退及膺選連任。截至二零零五年十二月三十一日止年度，錢先生並無向本公司收取酬金。董事之酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。除上文所披露者外，概無有關重選錢先生之其他事宜須知會股東，亦無其他須根據上市規則第13.51(2)(h)至(v)條而予以披露之資料。

何小麗女士，現年三十八歲，於二零零二年二月獲委任為本公司執行董事，彼亦為本公司財務部總經理。何女士持有北方工業大學會計學學士學位及澳洲國立南澳大學工商管理碩士學位，亦為中國高級會計師及中國註冊會計師協會會員。在加入本公司之前，彼曾擔任原中國有色金屬工業總公司財務部之企業處業務主管及會計信息處副處長等職。何女士於國內企業財務管理方面擁有廣泛經驗。

何女士於過去三年未有在任何其他上市公眾公司擔任董事職務。彼與本公司任何董事、高級管理層或主要股東或控股股東概無關連。於二零零四年三月十五日，本公司根據已採納之購股權計劃授予何女士購股權以認購1,500,000股股份，行使期為由二零零四年三月十六日至二零零七年三月十五日。此外，她於20,000股股份中擁有個人權益。除上文所披露者外，何女士概無於股份中擁有證券及期貨條例第XV部所指之其他權益。何女士並無與本公司訂立服務合約，惟須按照公司章程細則輪值告退及膺選連任。截至二零零五年十二月三十一日止年度，何女士從本公司收取之酬金為1,055,000港元。董事之酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。

於何女士分別擔任瑞和工程有限公司（「**瑞和工程**」）、瑞和工程（中國）有限公司（「**瑞和中國**」）及Polycrown Engineering (Holdings) Limited（「**PEHL**」）董事期間，香港高等法院於二零零三年九月八日因瑞和工程及瑞和中國各自之債務重組建議（統稱「**該等建議**」）之若干先決條件未能於該等建議各自之長期停止日達成而向瑞和工程及瑞和中國頒佈清盤令，及於二零零四年八月十一日因PEHL未能償還一份法定催款函項下約2,151,000港元之金額而向PEHL頒佈清盤令。瑞和工程、瑞和中國及PEHL之清盤涉及之金額（即各相關清盤人所接獲之索償總額）分別約為83,400,000港元、141,800,000港

發行授權及購回授權

本公司將於股東週年大會上提呈批准向董事授出新的一般授權之建議：

(a) 以配售、發行及處置總面值不得超過通過一般授權決議案當日本公司已發行股本20%之新股份；及

(b) 以在聯交所購回總面值不得超過通過一般授權決議案當日本公司已發行股本10%之股份。

根據上市規則之規定，本公司須向股東寄發一份説明函件，載述股東於考慮就投票贊成或反對授出購回授權而作出知情決定時所需之所有資料。上市規則規定之購回授權説明函件載於本通函附錄內。

重選董事

根據本公司之公司章程細則第111條(A)項，錢文超先生、何小麗女士、馬紹援先生及譚惠珠女士任滿告退，惟具資格並願意膺選連任。

以下為將於股東週年大會上建議重選之錢文超先生、何小麗女士、馬紹援先生及譚惠珠女士之資料（按照上市規則第13.74條之要求披露）：

錢文超先生，現年四十一歲，於二零零三年十一月出任本公司執行董事。錢先生亦為June Glory及香港五礦之董事。彼於一九八七年畢業於北京工商大學，持有經濟學學士學位，其後於一九八九年在該校研究生班完成會計學專業。彼在一九八九年加入中國五礦集團公司，曾在中國五礦集團公司海外部負責財務管理工作。錢先生擁有十年以上企業財務管理工作經驗。

錢先生於二零零四年一月十二日至二零零五年十月六日期間曾出任五礦資源有限公司（前稱東方鑫源（集團）有限公司）（一間於聯交所上市之公司）之執行董事。除上文所披露者外，錢先生於過去三年未有在其他上市公眾公司擔任董事職務。彼與本公司任何董事、高級管理層或主要股東或控股股東概無關連。於二零零四年三月十五日，本公司根據已採納之購股權計劃授予錢先生購股權以認購1,500,000股股份，行使期為由二零零四年三月十六日至二零零七年三月十五日。除上文所披露者外，錢先生概無於股份中擁


nf

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:230)

執行董事:
周中樞先生,*主席*
王幸東先生,*董事總經理*
閻西川先生,*董事副總經理*
錢文超先生
何小麗女士

獨立非執行董事:
林　濬先生
馬紹援先生
譚惠珠女士

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點:
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈18樓

敬啟者:

發行及購回股份之一般授權、
重選董事
及
股東週年大會通告

緒言

於股東週年大會上,將提呈批准(i)授予發行授權及購回授權;及(ii)重選退任董事之決議案。

本通函旨在向　閣下提供股東於考慮就投票贊成或反對批准授出發行授權及購回授權之普通決議案及重選退任董事之普通決議案而作出知情決定時所需之資料。

* *僅供識別*

「發行授權」	指	賦予董事之一般及無條件授權，以行使所有本公司之權力配發、發行及以其他方式處置不超過本公司已發行股本20% 之新股份；
「June Glory」	指	June Glory International Limited，於英屬處女群島成立之有限公司及現時持有本公司約53.95%已發行股本，其亦為香港五礦之全資附屬公司；
「最後可行日期」	指	二零零六年四月二十四日，即本通函付印前就確定其中所載若干資料之最後可行日期；
「上市規則」	指	不時修訂、補充或以其他方式作出修改之聯交所證券上市規則；
「香港五礦」	指	中國五礦香港控股有限公司，於香港註冊成立之有限公司，及中國五礦集團公司之全資附屬公司；
「中國」	指	中華人民共和國；
「購回授權」	指	賦予董事之一般及無條件授權，以批准本公司於聯交所購回不超過本公司已發行股本10%之股份；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	股份持有人；
「股份」	指	本公司每股面值0.10港元之繳足股份；
「聯交所」	指	香港聯合交易所有限公司；
「主要股東」	指	根據上市規則所定義者；及
「收購守則」	指	香港公司收購及合併守則。

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零六年五月二十六日星期五上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會，以考慮及（如合適）通過載於本通函第12至第15頁之股東週年大會通告所載之決議案；
「聯繫人」	指	根據上市規則所定義者；
「審核委員會」	指	本公司之審核委員會；
「董事會」	指	本公司董事會（包括執行董事及獨立非執行董事）；
「公司章程細則」	指	本公司之公司章程細則；
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立並獲豁免之有限公司，其已發行股份在聯交所上市；
「關連人士」	指	根據上市規則所定義者；
「董事」	指	本公司之董事（包括執行董事及獨立非執行董事）；
「一般授權決議案」	指	將於股東週年大會上提呈及通過之普通決議案，以批准授出發行授權及購回授權；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「港元」	指	港元，香港不時流通之法定貨幣；

目　錄

此乃要件　請即處理

閣下對本通函任何內容**如有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有東方有色集團有限公司股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

發行及購回股份之一般授權、
重選董事
及
股東週年大會通告

召開於二零零六年五月二十六日星期五上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會（定義見本通函）之通告載於本通函第12至第15頁。本通函隨附股東週年大會上使用之代表委任表格。

無論　閣下是否有意出席股東週年大會，務請儘快按其列印之指示填妥代表委任表格，而無論如何須於股東週年大會或其任何續會指定舉行時間四十八小時前將表格交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會，並可於會上投票。

* *僅供識別*

二零零六年四月二十七日




SEC MAIL
RECEIVED
PROCESSING
MAY 03 2006
WASH, D.C.
192
SECTION

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 230)

FORM OF PROXY FOR USE BY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD ON FRIDAY, 26TH MAY, 2006 AT 10:30 A.M.

I/We, *(Note 1)* .... of ....
.... being the registered holder(s) of *(Note 2)* .... shares of HK$0.10 each in the capital of the above-named company ("**Company**"), hereby appoint *(Note 3)* the Chairman of the Annual General Meeting or .... of ....
.... as my/our proxy, to attend and act for me/us at the Annual General Meeting ("**Meeting**") of the Company to be held on Friday, 26th May, 2006 at 10:30 a.m. at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong and at any adjournment thereof for the purpose of considering and, if thought fit, passing the Ordinary Resolutions as set out in the notice convening the Meeting and at the Meeting to vote on my/our behalf as indicated below.

Please indicate with a "X" in the boxes provided how you wish the proxy to vote on your behalf *(Note 4)*.

	ORDINARY RESOLUTIONS	FOR	AGAINST
1.	To adopt the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2005.		
2.	(a) To re-elect Mr. Qian Wenchao as a director.		
	(a) To re-elect Ms. He Xiaoli as a director.		
	(c) To re-elect Mr. Selwyn Mar as a director.		
	(d) To re-elect Ms. Tam Wai Chu, Maria as a director.		
	(e) To authorise the board of directors of the Company ("**Directors**") to fix the remuneration of directors.		
3.	To fix the maximum number of directors at 12 and to authorise the Directors to appoint additional directors up to such maximum number.		
4.	To re-appoint Messrs. PricewaterhouseCoopers as auditors for the ensuing year and to authorise the Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to allot additional shares not exceeding 20% of the issued share capital of the Company.		
6.	To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company.		
7.	To extend the general mandate on the issue of additional shares.		

Dated this .... day of ....2006. Shareholder's signature *(Note 5)*: ....

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares in the Company of HK$0.10 each registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If you wish to appoint a person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Annual General Meeting or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIATED BY THE PERSON WHO SIGNS IT.**
4. If this form returned is duly signed but without a specific indication as to how your proxy should vote, the proxy will vote or abstain at his discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by the appointor or his attorney duly authorised in writing, or, if the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer of the corporation or attorney duly authorised in that behalf.
6. In order to be valid, this form of proxy and the power of attorney, or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjourned meeting.
7. Completion and return of this form of proxy will not preclude the appointor from attending and voting at the Meeting. In that event this form of proxy will be deemed to have been revoked.
8. In the case of joint holders of a share, any one of such holders may vote at the Meeting either in person or by proxy in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote.



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

適用於謹訂於二零零六年五月二十六日星期五上午十時三十分舉行之本公司股東週年大會之代表委任表格

本人/吾等 *(附註1)* ....地址為 ....為上述公司(「**本公司**」)股本中每股面值0.10港元股份 *(附註2)* ....股之登記持有人，茲委任 *(附註3)* 股東週年大會主席或 ....地址為 ....

為本人/吾等之代表，代表本人/吾等出席本公司於二零零六年五月二十六日星期五上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會(「**大會**」)及其任何續會，藉以考慮並(認為合適)通過大會通告所載之普通決議案，並於大會上按下列指示代表本人/吾等投票。

請在空格上填上「X」以指示代表投票 *(附註4)*

	普通決議案	贊成	反對
1.	省覽截至二零零五年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。		
2.	(a) 重選錢文超先生為董事。		
	(b) 重選何小麗女士為董事。		
	(c) 重選馬紹援先生為董事。		
	(d) 重選譚惠珠女士為董事。		
	(e) 授權本公司董事會(「**董事會**」)釐定董事之酬金。		
3.	設定董事人數上限為十二名，並授權董事會在該限額內委聘新董事。		
4.	續聘羅兵咸永道會計師事務所為來年核數師，並授權董事會釐定其酬金。		
5.	授予董事會一般性授權以配發不超過本公司已發行股本20%之額外股份。		
6.	授予董事會一般性授權以購回不超過本公司已發行股本10%之本公司股份。		
7.	擴大發行額外股份之一般性授權。		

日期：二零零六年 ....月 ....日　股東簽署 *(附註5)*：......................................

附註：

1. 請以**正楷**填寫全名及地址。
2. 請填上以　閣下名義登記及與本代表委任表格有關之本公司每股面值0.10港元之股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記之本公司股份有關。
3. 如擬委任大會主席以外之人士為代表，請刪去「股東週年大會主席或」字樣，並在空欄內填上擬委任代表之姓名及地址。代表毋須為本公司股東，但必須親身出席大會以代表　閣下。**本代表委任表格如有任何修改，必須由簽署人簡簽示可。**
4. 倘交回之本代表委任表格已正式簽署，但未有向　閣下之代表指示指定之投票意願，則代表可酌情投票或放棄投票。代表亦可酌情就正式提呈大會而未有載入大會通告之任何決議案投票。
5. 本代表委任表格必須由委任人或其正式書面授權之授權人簽署。如委任人為法人團體，則本代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。
6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。
7. 填妥並交回本代表委任表格後，委任人仍可出席大會並於會上投票。屆時本代表委任表格將會被視作撤銷論。
8. 倘屬股份之聯名持有人，則該等持有人中之任何一位均可於大會上投票(不論親身或委派代表)，猶如其為唯一持有人；但倘多於一位聯名持有人出席大會(不論親身或委派代表)，則上述出席之人士僅就相關股份登記於股東名冊中排名最先者方有權投票。

* *僅供識別*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of ONFEM Holdings Limited ("**Company**") will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Friday, 26th May, 2006 at 10:30 a.m. ("**Meeting**") for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2005.
2. To re-elect Mr. Qian Wenchao, Ms. He Xiaoli, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria as directors of the Company and to authorise the board of directors of the Company ("**Directors**") to fix the remuneration of directors.
3. To fix a maximum number of directors at 12 and to authorise the Directors to appoint additional directors up to such maximum number.
4. To re-appoint Messrs. PricewaterhouseCoopers as the auditors for the ensuing year and to authorise the Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "**THAT**

   (a) subject to paragraph 5(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 5(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 5(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs 5(a) and 5(b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 5(d) below) or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company ("**Shareholders**")) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this Resolution) and the said approval to the Directors in paragraphs 5(a) and 5(b) above shall be limited accordingly; and

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting; and

   "Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors to the Shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognised regulatory body or any stock exchange)."

6. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "**THAT**

   (a) subject to paragraph 6(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 6(d) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or the listing rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 6(a) above shall authorise the Directors during the Relevant Period to procure the Company to repurchase its own shares at a price determined by the Directors;

   (c) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 6(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution and the said approval to the Directors in paragraphs 6(a) and 6(b) above shall be limited accordingly;

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting."

7. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "**THAT** conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution."

8. To transact any other business.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 27th April, 2006

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.
2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.
3. The Register of Members will be closed from Friday, 19th May, 2006 to Friday, 26th May, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the Meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 18th May, 2006.
4. As at the date of this notice, the Directors comprise eight directors, of which five are executive directors, namely, Mr. Zhou Zhongshu, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

股東週年大會通告

茲通告東方有色集團有限公司(「**本公司**」)謹訂於二零零六年五月二十六日星期五上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會(「**該會議**」)，以處理下列事宜：

1. 省覽截至二零零五年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選錢文超先生、何小麗女士、馬紹援先生及譚惠珠女士為本公司之董事及授權本公司董事會(「**董事會**」)釐定董事之酬金。

3. 議定董事之人數上限為十二名，並授權董事會在該限額內委聘新董事。

4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權董事會釐定彼等之酬金。

5. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為本公司之普通決議案：

   「**動議**

   (a) 在下文5(c)段之規限下，一般性及無條件批准董事會於有關期間(定義見下文5(d)段)內行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，以及訂立或授出可能需行使此等權力之售股建議、協議及購股權；

   (b) 上文5(a)段之批准將授權董事會於有關期間內訂立或授出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

   (c) 董事會依據上文5(a)及5(b)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十；及(bb)(如董事會獲本公司股東(「**股東**」)另行通過普通決議案授權)本公司在通過該項決議案後購回之本公司股本面值總額(上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十)兩者之總和，惟因(i)配售新股(定義見下文5(d)段)，或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及／或其任何附屬公司之行政人員及／或僱員授予或發行股份及／或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述5(a)及5(b)段授予董事會之批准須以此數額為限；及

   (d) 就本決議案而言：

   「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

   (i) 本公司下屆股東週年大會結束之日；

   (ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

   (iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權之日；及

   「配售新股」指董事會於指定期間內，向於指定紀錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議(惟董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排)。」

6. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為本公司之普通決議案：

   「**動議**

   (a) 在下文6(c)段之規限下，一般性及無條件批准董事會於有關期間(定義見下文6(d)段)內按照所有適用法例及／或不時修訂之香港聯合交易所有限公司(「**聯交所**」)證券上市規則或任何其他證券交易所證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或在本公司證券所上市且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份(包括可贖回股份)；

   (b) 上文6(a)段之批准將授權董事會於有關期間內按董事會釐定之價格為本公司購回其本身之股份；

   (c) 本公司依據上文6(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文6(a)及6(b)段授予董事會之批准亦須受此數額限制；

   (d) 就本決議案而言：

   「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

   (i) 本公司下屆股東週年大會結束之日；

   (ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

   (iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權之日。」

7. 作為特別事項，考慮並酌情通過(不論作出修訂與否)以下決議案為本公司之普通決議案：

   「**動議**在通過上文第6項決議案後，授權董事會將按上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十。」

8. 處理其他事項。

承董事會命
董事總經理
王幸東

香港，二零零六年四月二十七日

附註：

1. 凡有權出席該會議及投票之股東，均有權委派一位或多位代表代其出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於該會議或續會之指定舉行時間四十八小時前送達本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。

3. 本公司將由二零零六年五月十九日星期五至二零零六年五月二十六日星期五止(包括首尾兩日)期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之該會議，所有股票連同已填妥之過戶表格(附於股票背頁或分開遞交)最遲須於二零零六年五月十八日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

4. 於本通告之日期，董事會由八名董事組成，其中五名為執行董事，即周中樞先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林淯先生、馬紹援先生及譚惠珠女士。

* *僅供識別*